UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of and for the year ending December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Compañía Cervecerías Unidas S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries (the "Company") as of December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 2940 0000 | www.pwc.cl

Compañía Cervecerías Unidas S.A.
2

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Compañía Cervecerías Unidas S.A.
3

Intangible Assets with Indefinite Useful Life (Trademarks) and Goodwill Impairment Assessments

As described in Notes 2.15, 2.16, 17 and 18 to the consolidated financial statements, the Company's consolidated intangible assets with indefinite useful life (trademarks) and goodwill balances, at December 31, 2019, were ThCh$ 106,347,234 and ThCh$ 124,955,438, respectively. Management conducts an impairment test annually, or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management's cash flow projections included significant judgments and assumptions relating to perpetual growth rates and discount rates.

The principal considerations for our determination that performing procedures relating to intangible assets with indefinite useful life (trademarks) and goodwill impairment assessments is a critical audit matter are there was significant judgment by management when developing the value-in-use calculation of the cash generating units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's cash flow projections and significant assumptions, including perpetual growth rates and discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's intangible assets with indefinite useful life (trademarks) and goodwill impairment assessments, including controls over the valuation of the Company's cash generating units. These procedures also included, among others, testing management's process for developing the estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the perpetual growth rates and discount rates. Evaluating management's assumptions related to perpetual growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and significant assumptions including the discount rates.

The digital certificate is embedded in the electronic version of this document.

Santiago – Chile
February 26, 2020

We have served as the Company's auditor since at least 1992, which is when the Company became subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company.

INDEX

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)		6
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)		7
CONSOLIDATED STATEMENT OF INCOME		8
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		9
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		10
CONSOLIDATED STATEMENT OF CASH FLOW		11
Note 1 General Information		12
Note 2 Summary of significant accounting policies		25
2.1	Basis of preparation	25
2.2	Basis of consolidation	25
2.3	Financial information as per operating segments	26
2.4	Foreign currency and sdjustment units	27
2.5	Cash and cash equivalents	28
2.6	Other financial assets	29
2.7	Financial instruments	29
2.8	Financial asset impairment	31
2.9	Inventories	31
2.10	Current biological assets	32
2.11	Other non-financial assets	32
2.12	Property, plant and equipment	32
2.13	Leases	33
2.14	Investment properties assets	33
2.15	Intangible assets other than goodwill	33
2.16	Goodwill	34
2.17	Impairment of non-financial assets other than goodwill	34
2 .18	Non-current assets of disposal groups classified as held for sale	35
2.19	Income taxes	35
2.20	Employees benefits	35
2.21	Provisions	36
2.22	Revenue recognition	36
2.23	Commercial agreements with distributors and supermarket chains	36
2.24	Cost of sales of products	37
2.25	Other incomes by function	37
2.26	Other expenses by function	37
2.27	Distribution expenses	37
2.28	Administrative expenses	37
2.29	Environment liabilities	37
Note 3 Estimates and application of professional judgment		37
Note 4 Accounting changes		38
Note 5 Risk Administration		39
Note 6 Financial Information as per operating segments		46
Note 7 Financial Instruments		54
Note 8 Cash and cash equivalents		60
Note 9 Other non-financial assets		67
Note 10 Trade and other receivables		68
Note 11 Accounts and transactions with related parties		71

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2019	As of December 31, 2018
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	196,369,224	319,014,050
Other financial assets	7	9,815,358	22,745,469
Other non-financial assets	9	22,395,591	18,861,414
Trade and other current receivables	10	300,013,940	320,702,339
Accounts receivable from related parties	11	3,278,685	3,048,841
Inventories	12	232,434,461	228,062,237
Biological assets	13	9,459,071	8,489,873
Current tax assets	24	15,132,290	17,302,429
Total current assets other than non-current assets of disposal groups classified as held for sale		788,898,620	938,226,652
Non-current assets of disposal groups classified as held for sale	14	383,138	2,780,607
Total Non-current assets of disposal groups classified as held for sale		383,138	2,780,607
Total current assets		789,281,758	941,007,259

Non-current assets
Other financial assets	7	4,670,538	3,325,079
Other non-financial assets	9	7,042,297	5,007,150
Trade and other non-current receivables	10	3,224,627	3,363,123
Accounts receivable from related parties	11	118,122	190,865
Investments accounted for using equity method	16	136,098,062	142,017,781
Intangible assets other than goodwill	17	125,618,666	118,964,142
Goodwill	18	124,955,438	123,044,901
Property, plant and equipment (net)	19	1,097,534,155	1,021,266,631
Investment property	20	8,313,274	8,715,956
Deferred tax assets	24	54,528,648	37,691,088
Current tax assets non-current	24	2,305,129	1,270,941
Total non-current assets		1,564,408,956	1,464,857,657
Total Assets		2,353,690,714	2,405,864,916

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2019	As of December 31, 2018
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	68,385,728	62,766,946
Trade and other current payables	22	306,655,558	303,380,168
Accounts payable to related parties	11	8,979,434	6,936,910
Other current provisions	23	3,040,930	405,069
Current tax liabilities	24	20,504,374	75,885,449
Provisions for employee benefits	25	27,356,205	31,794,163
Other non-financial liabilities	26	48,359,767	164,555,540
Total current liabilities		483,281,996	645,724,245
Non-current liabilities
Other financial liabilities	21	261,769,288	228,185,297
Trade and other non-current payables	22	26,550	12,413
Other non-current provisions	23	531,961	7,425,759
Deferred tax liabilities	24	131,582,558	108,500,171
Provisions for employee benefits	25	33,571,138	26,901,088
Total non-current liabilities		427,481,495	371,024,728
Total liabilities		910,763,491	1,016,748,973

EQUITY
Equity attributable to equity holders of the parent	27
Paid-in capital		562,693,346	562,693,346
Other reserves		(137,502,529)	(151,048,226)
Retained earnings		902,863,353	868,481,588
Total equity attributable to equity holders of the parent		1,328,054,170	1,280,126,708
Non-controlling interests	28	114,873,053	108,989,235
Total Shareholders' Equity		1,442,927,223	1,389,115,943
Total Liabilities and Shareholders' Equity		2,353,690,714	2,405,864,916

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2019	2018	2017
		ThCh$	ThCh$	ThCh$
Net sales	6	1,822,540,697	1,783,282,337	1,698,360,794
Cost of sales	29	(908,318,190)	(860,011,392)	(798,738,655)
Gross margin		914,222,507	923,270,945	899,622,139
Other income by function	30	22,584,710	228,455,054	6,717,902
Distribution costs	29	(327,543,973)	(314,391,183)	(290,227,129)
Administrative expenses	29	(136,975,243)	(152,376,458)	(142,514,649)
Other expenses by function	29	(241,479,749)	(216,236,609)	(238,704,061)
Other gains (losses)	31	3,156,799	4,029,627	(7,716,791)
Income from operational activities		233,965,051	472,751,376	227,177,411
Finance income	32	13,117,641	15,794,456	5,050,952
Finance costs	32	(27,720,203)	(23,560,662)	(24,166,313)
Share of net loss of joint ventures and associates accounted for using the equity method	16	(16,431,759)	(10,815,520)	(8,914,097)
Foreign currency exchange differences	32	(9,054,155)	3,299,657	(2,563,019)
Result as per adjustment units	32	(8,255,001)	742,041	(110,539)
Income before taxes		185,621,574	458,211,348	196,474,395
Income tax expense	24	(39,975,914)	(136,126,817)	(48,365,976)
Net income of year		145,645,660	322,084,531	148,108,419

Net income attributable to:
Equity holders of the parent		130,141,692	306,890,792	129,607,353
Non-controlling interests	28	15,503,968	15,193,739	18,501,066
Net income of year		145,645,660	322,084,531	148,108,419
Basic earnings per share (Chilean pesos) from:
Continuing operations		352.21	830.55	350.76
Diluted earnings per share (Chilean pesos) from:
Continuing operations		352.21	830.55	350.76

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2019	2018	2017
		ThCh$	ThCh$	ThCh$
Net income of year		145,645,660	322,084,531	148,108,419
Other comprehensive income
Components of other comprehensive income that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	27	(4,127,305)	(1,263,781)	19,669
Other comprehensive income that will not be reclassified to income for the year, before taxes		(4,127,305)	(1,263,781)	19,669
Components of other comprehensive income that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	27	17,077,670	37,990,079	(34,786,480)
Gains (losses) on cash flow hedges	27	345,986	63,008	(5,661)
Other comprehensive income that will be reclassified to income for the year, before taxes		17,423,656	38,053,087	(34,792,141)
Other comprehensive income, before tax		13,296,351	36,789,306	(34,772,472)
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year
Income tax relating to defined benefit plans	27	1,107,699	339,533	(47,228)
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year		1,107,699	339,533	(47,228)
Income taxes related to components of other comprehensive income that will be reclassified to income for the year
Income tax relating to cash flow hedges	27	(93,416)	(16,196)	728
Income taxes related to components of other comprehensive income that will be reclassified to income for the year		(93,416)	(16,196)	728
Total other comprehensive income and expense		14,310,634	37,112,643	(34,818,972)
Comprehensive income (expense)		159,956,294	359,197,174	113,289,447
Comprehensive income (expense) attributable to:
Equity holders of the parent		143,626,508	341,548,106	96,580,893
Non-controlling interests		16,329,786	17,649,068	16,708,554
Total Comprehensive income (expense)		159,956,294	359,197,174	113,289,447

.

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital			Other reserves		Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserves of cash flow hedges	Reserve of actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2017	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	(142,973,378)	657,578,187	1,077,298,155	123,357,563	1,200,655,718
Initial balance restated	562,693,346	(120,558,932)	39,081	(3,925,717)	(18,527,810)	(142,973,378)	657,578,187	1,077,298,155	123,357,563	1,200,655,718
Changes
Final dividends (1)	-	-	-	-	-	-	(5,922,874)	(5,922,874)	-	(5,922,874)
Interim dividends (2)	-	-	-	-	-	-	(25,865,201)	(25,865,201)	-	(25,865,201)
Interim dividends according to policy (3)	-	-	-	-	-	-	(38,938,475)	(38,938,475)	-	(38,938,475)
Other increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(8,805,260)	(8,805,260)
Total comprehensive income (expense) (5)	-	(32,982,829)	(10,837)	(32,794)	-	(33,026,460)	129,607,353	96,580,893	16,708,554	113,289,447
Increase (decrease) through changes in ownership interests in subsidiaries (6)	-	-	-	-	(2,075,441)	(2,075,441)	-	(2,075,441)	(5,509,306)	(7,584,747)
Total changes in equity	-	(32,982,829)	(10,837)	(32,794)	(2,075,441)	(35,101,901)	58,880,803	23,778,902	2,393,988	26,172,890
AS OF DECEMBER 31, 2017	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,458,990	1,101,077,057	125,751,551	1,226,828,608
Balanced as of January 1, 2018	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,458,990	1,101,077,057	125,751,551	1,226,828,608
Increase (decrease) due to changes in accounting policies (7)	-	-	-	-	-	-	(126,722)	(126,722)	(9,054)	(135,776)
Initial balance restated	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,332,268	1,100,950,335	125,742,497	1,226,692,832
Changes
Final dividends (1)	-	-	-	-	-	-	(1,296,076)	(1,296,076)	-	(1,296,076)
Interim dividends (2)	-	-	-	-	-	-	(51,730,402)	(51,730,402)	-	(51,730,402)
Interim dividends according to policy (3)	-	-	-	-	-	-	(101,714,994)	(101,714,994)	-	(101,714,994)
Other increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(7,374,653)	(7,374,653)
Effects business combination (8)	-	-	-	-	-	-	-	-	6,755,102	6,755,102
Total comprehensive income (expense) (5)	-	35,487,433	51,944	(882,063)	-	34,657,314	306,890,792	341,548,106	17,649,068	359,197,174
Increase (decrease) through changes in ownership interests in subsidiaries (9)	-	-	-	-	(7,630,261)	(7,630,261)	-	(7,630,261)	(33,782,779)	(41,413,040)
Total changes in equity	-	35,487,433	51,944	(882,063)	(7,630,261)	27,027,053	152,149,320	179,176,373	(16,753,262)	162,423,111
AS OF DECEMBER 31, 2018	562,693,346	(118,054,328)	80,188	(4,840,574)	(28,233,512)	(151,048,226)	868,481,588	1,280,126,708	108,989,235	1,389,115,943
Balanced as of January 1, 2019	562,693,346	(118,054,328)	80,188	(4,840,574)	(28,233,512)	(151,048,226)	868,481,588	1,280,126,708	108,989,235	1,389,115,943
Changes
Final dividends (1)	-	-	-	-	-	-	(30,689,081)	(30,689,081)	-	(30,689,081)
Interim dividends (10)	-	-	-	-	-	-	(27,712,715)	(27,712,715)	-	(27,712,715)
Interim dividends according to policy (3)	-	-	-	-	-	-	(37,358,131)	(37,358,131)	-	(37,358,131)
Other increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(11,918,592)	(11,918,592)
Effects business combination (8)	-	-	-	-	60,881	60,881	-	60,881	639,893	700,774
Total comprehensive income (expense) (5)	-	16,122,893	249,503	(2,887,580)	-	13,484,816	130,141,692	143,626,508	16,329,786	159,956,294
Increase (decrease) through changes in ownership interests in subsidiaries (11)	-	-	-	-	-	-	-	-	832,731	832,731
Total changes in equity	-	16,122,893	249,503	(2,887,580)	60,881	13,545,697	34,381,765	47,927,462	5,883,818	53,811,280
AS OF DECEMBER 31, 2019	562,693,346	(101,931,435)	329,691	(7,728,154)	(28,172,631)	(137,502,529)	902,863,353	1,328,054,170	114,873,053	1,442,927,223
(1)	Corresponds to the differences between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income (Note 27 - Common Shareholders’ Equity).
(2)	Related to dividends declared as of December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.
(3)

Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 27- Common Shareholders’ Equity) and the interim dividends declared or payed as of December 31 of each year.

(4)	Mainly related to dividends to Non-controlling interest.
(5)	See Note 27 - Common Shareholders’ Equity.
(6)

During 2017, the Company through its subsidiary CCU Inversiones S.A. acquired shares in VSPT by an amount of ThCh$ 7,800,000 with a carrying amount of ThCh$ 5,724,003, which generated, at CCU’s consolidated level, a decrease in Other reserves by an amount of ThCh$ 2,075,441.

(7)	Corresponds to the effect by the adoption of IFRS 9 and IFRS15.
(8)	See Note 15 – Business combinations.
(9)

Mainly related to the acquisition of an additional interest of VSPT, through the subsidiary CCU Inversiones S.A. for an amount of ThCh$ 49,222,781 with a carrying amount of ThCh$ 36,165,735, which generated, at CCU's consolidated level, a decrease in Other reserves of ThCh$ 13,054,114 on January 29, 2018. Additionally, on December 17, 2018 the joint venture Foods Compañía de Alimentos CCU S.A. (“Foods”) and subsidiary CCU Inversiones S.A. sold the  property over Alimentos Nutrabien S.A.generating an effect in Other reserves of ThCh $ 5,426,209 (Note 27 - Common Shareholders’ Equity).

(10)	Corresponds to Interim dividends that were paid on December 26, 2019, as agreed by the Ordinary Board of Directors.
(11)	See Note 1 – General information, letter D, number (4).

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2019	2018	2017
		ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		2,398,342,913	2,063,846,199	2,027,615,713
Other proceeds from operating activities	30	34,857,922	211,980,184	27,287,853
Classes of cash payments from operating activities:
Payments of operating activities		(1,548,279,410)	(1,308,662,407)	(1,263,418,419)
Payments of salaries		(240,710,775)	(202,182,968)	(202,321,289)
Other payments for operating activities		(302,964,849)	(282,794,912)	(262,820,379)
Cash flow from (used in) operations		341,245,801	482,186,096	326,343,479
Dividends received		428,681	374,208	264,079
Interest paid		(24,943,412)	(17,691,156)	(18,564,514)
Interest received		13,053,176	13,627,809	4,870,651
Income tax paid		(93,733,867)	(35,068,401)	(40,656,061)
Other cash movements	31	6,269,666	(14,115,425)	(10,096,203)
Net cash inflow from operating activities		242,320,045	429,313,131	262,161,431

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or other businesses	8	(8,652,268)	(5,819,495)	-
Cash flows used to purchase non-controlling interests	8	-	-	(1,149,689)
Proceeds from the sale of interests in joint ventures	10	1,240,461	-	1,058,984
Other payments to acquire interests in joint ventures	8	(13,549,638)	(59,505,559)	(49,312,890)
Proceeds from sales of property, plan and equipment		6,049,705	1,064,516	1,554,696
Purchase of property, plant and equipment		(134,668,653)	(128,366,525)	(123,526,778)
Purchases of intangibles assets		(5,819,196)	(3,073,897)	(2,238,702)
Proceeds from other long term assets classified as investing activities	16	11,200,000	-	-
Other cash movements		13,863	(3,301,141)	-
Net cash (outflow) from investing activities		(144,185,726)	(199,002,101)	(173,614,379)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	-	(49,222,782)	(7,800,000)
Proceeds from long-term loans and bonds		25,641,701	91,326,177	41,300,000
Proceeds from short-term loans and bonds		25,347,785	92,681,410	16,477,169
Total proceeds from loans		50,989,486	184,007,587	57,777,169
Loan and bonds payments		(27,049,506)	(112,665,293)	(25,754,218)
Payments of lease liabilities		(6,416,902)	(1,077,462)	(1,414,228)
Payments of loan from related parties		-	-	(717,900)
Dividends paid		(218,035,429)	(74,825,181)	(75,128,211)
Other cash movements		1,092,190	819,269	36,190
Net cash (outflow) from financing activities		(199,420,161)	(52,963,862)	(53,001,198)

Net (decrease) increase in cash and cash equivalents		(101,285,842)	177,347,168	35,545,854
Effects of exchange rate changes on cash and cash equivalents		(21,358,984)	(28,377,720)	465,565
Increase (decrease) in cash and cash equivalents		(122,644,826)	148,969,448	36,011,419

Cash and cash equivalents at beginning of the year		319,014,050	170,044,602	134,033,183
Cash and cash equivalents at end of the year	8	196,369,224	319,014,050	170,044,602

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 1 General Information

A)  Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) (ex Superintendencia de Valores y Seguros or Local Superintendence of Equity Securities, (SVS)) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each ADS, effective as of December 20, 2012.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewery, the second largest brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest producer of bottled mineral water, nectar and sport drinks in Chile and one of the largest pisco producers in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business involving home delivery of purified water in dispensers, and in the rum and candy industry in Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks and beer distribution in Uruguay, Paraguay, Colombia and Bolivia.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 60% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of December 31, 2019 the Company had a total  8,961  employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	14
Managers and Deputy Managers	89	439
Other workers	306	8,508
Total	405	8,961

These Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures in the Consolidated Statement of Financial Position and their explanatory notes are presented compared to the previous year (2018) and the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and their explanatory notes are presented compared with 2018 and 2017.

These Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, Argentine, Uruguay, Paraguay and Bolivia that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní and Bolivian, respectively. The functional currency of joint operations in Colombia and associates in Perú, are the Colombian peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currency is not the Chilean peso, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies.

B)  Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands and distribution of Craft brands. CCU’s own brands which correspond to national products, produced, marketed and distributed by Cervecería CCU, which include the following brands, among others, Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria and Stones in its Lemon, Maracuyá and Guaraná and Red Citris varieties. The international licensing brands, of which some are produced and other are imported, marketed and distributed by Cervecería CCU, include, among others, Coors, Heineken and Sol brands. The Craft distribution brands, which are beer that is created and produced in their original breweries and are marketed and distributed in partnership with Cervecera CCU, Austral, Imperial, Kunstmann, Szot, Guayacán, D´olbek and Blue Moon.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Ocean Spray, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pure Life, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink and Perrier water. Through a joint venture it also has its own brands, Sprim and Fructus and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Campanario, Horcón Quemado, Control C, Tres Erres, Espíritu de los Andes, La Serena, Iceberg, Ruta Cocktail, Sabor Andino Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Fehrenberg and Barsol brands and is the exclusive distributor in Chile of Pernod Ricard in the traditional channel. Finally, in the cider category, the Company owns the Cygan brand.

On August 8th 2019 CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (CPCh), acting through its subsidiary Inversiones Internacionales SpA. and International Spirits Investment USA LLC ended its asociation in Americas Distilling Investment LLC (ADI), owner of the Peruvian Company Bodega San Isidro S.R.L. (BSI).

CCU announced that its subsidiary CPCh, acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. (“B.S.I”) and the Barsol brand.

CPCh, subject to the terms and conditions - which must still be agreed - would continue to distribute the Barsol brand in Chile. Finally, CPCh has voluntarily made the decision to cease the use of the "Cusqueño Sour" brand and replace it with other brands in its portfolio.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

In Argentina, CCU produces beer in its plants located in Salta, Santa Fé and Luján. Its main brands are Schneider, Imperial, Palermo, Bieckert, Santa Fé, Salta, Córdoba, Isenbeck, Diosa, Norte, Iguana and Báltica. At the same time it is the holder of exclusive license for the production and marketing of Miller, Heineken, Amstel, Sol, Warsteiner and Grolsch. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Until April, 2018 in Argentina, CCU was the exclusive license for the production and marketing of Budweiser beer (see letter C). Additionally, until December 31, 2017 in Argentina, CCU was the exclusive distributor of the Red Bull energy drink. Besides, participates in the cider business, with control of Saenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888”. Also participates in the spirits business, which it market under the El Abuelo brand, in addition of importing other liquors from Chile, as well as also sells and distributes of Eugenio Bustos and La Celia. Since June 2019 has incorporated to its wine portfolio Colon and Graffina brands belonging to the bodega Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (VSPT)). (See Note 1 – General information letter D) number (9)).

In Uruguay, the Company participates in the mineral water and soft drinks business with the Nativa Mas and Nix brands, flavored waters with the Nativa brand, soft drinks with the Nix brand and nectars with Watt´s brand, in isotonic drink with the FullSport brand and energy drink with the Thor brand. In addition, it sells imported beer under the Heineken, Schneider, Imperial and Kuntsmann brands. Recently the wine category, with Misiones de Rengo, Eugenio Bustos and La Celia brands were launched.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drink business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drink. These brands include its own, licensed and imported brands. The Company in the beer business is owner of Sajonia brand and imports Heineken, Schneider, Paulaner, Sol and Kunstmann, brands.

In the Wine operating segment, through its subsidiary Viña San Pedro Tarapacá S.A. (VSPT), CCU produces wines and sparkling wines, which are sold in the domestic and overseas markets, exporting to more than 80 countries. The main brands of Viña San Pedro are Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Épica, 35 Sur, GatoNegro, Gato, Manquehuito and San Pedro Exportación. Viña Tarapacá’s brands include: Gran Reserva Etiqueta Azul, Gran Reserva Etiqueta Negra, Gran Reserva Etiqueta Blanca, Tarapacá Reserva and Tarapacá Varietal. Viña Santa Helena’s brands portfolio includes: Selección del Directorio, Siglo de Oro, Santa Helena Varietal, Alpaca, Gran Vino and Santa Helena. Furthermore VSPT has presence in different markets such as: Misiones de Rengo, Viña Mar, Casa Rivas, Leyda, Finca la Celia y Tamarí.

As of May 2019 the purchase of Bodega San Juan, located in province of San Juan to Pernod Ricard Argentina S.R.L. was completed, togheter with the vineyards of Pocito and Cañada Onda as well as Graffina, Colon and Santa Silvia brands.

Since November 2014, in Colombia, CCU participates in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (CCC). Its portfolio includes the imported Heineken brand. Also it has exclusive licensing contracts for importing, distributing and producing Heineken beer in Colombia. In October 2015 Coors and Coors Light brands were incorporated to CCC’s brand portfolio through licensing contract for the production and/or marketing of them, this licence was extended only until December 2019.  As of December 2015 Artesanos de Cerveza’s company was acquired togheter with its Brand “Tres Cordilleras”. As of April and July of 2016, the Tecate and Sol brands were incorporated, respectively, with a licensing contract to produce and/or market them. During April 2017 the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them. As of February 2019, the local Andina brand was launched. As of July 2019, the local production of the Tecate brand began and the launch of Natu Malta (alcohol-free product based on malt) was made. Finally, since October 2019 Colombia started to import and market the Kunstmann brand.

In Bolivia, through its subsidiary Bebidas Bolivianas BBO S.A. (BBO), the Company participates in the non-alcoholic and alcoholic beverage business since May 2014. Its portfolio of non-alcoholic brands, both owned and licensed, includes the Mendocina, Free cola, Sinalco, Real and Natur-all brands. The alcoholic brands are Real, Capital and Cordillera. In addition BBO markets imported Heineken beer.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date

Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)

June 2027
Adrenaline, Adrenaline Rush (9)	February 2028
Amstel in Argentina (2)	July 2022
Austral in Chile (4)	July 2020
Blue Moon in Chile (5)	December 2021
Coors in Chile (6)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2023
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (9)	December 2024
Heineken in Chile, Argentina and Uruguay (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Heineken in Paraguay (1)	May 2023
Mas in Uruguay (16)	December 2028
Miller in Argentina (11)	December 2026
Miller and Miller Genuine Draft in Colombia (14)	December 2026
Nestlé Pure Life in Chile (7)	December 2022
Paulaner in Paraguay	April 2022
Pepsi, Seven Up and Mirinda in Chile	December 2043
Red Bull in Chile (12)	Indefinitely
Schneider in Paraguay	May 2023
Sol in Chile and Argentina (10)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay	January 2023
Té Lipton in Chile	March 2020
Tecate in Colombia (3)	March 2028
Warsteiner para Argentina (15)	May 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2026

(1)	Renewable for periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreement for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions.
(5)	If Renewal criteria have been satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
(6)

After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.

(7)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(8)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(9)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(10)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(11)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(12)	Indefinite contract, notice of termination 6 months in advance.
(13)

Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.

(14)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(15)	Prior to the expiry of its term, Parties shall negotiate its continuity for five (5) more years.
(16)	License automatically renewable for periods of 10 years.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

C)  Early termination Budweiser license

The general aspects of the transaction are described below:

a)    Description of the Transaction.

      According to the Material Event reported on September 6, 2017, the CMF was informed that CCU and Compañía Cervecerías Unidas Argentina S.A. (CCU-A), entity organized under the laws of the Republic of Argentina and a subsidiary of CCU, have agreed with Anheuser-Busch InBev S.A./N.V. (ABI and together with CCU-A the "Parties"), an offer letter ("Term Sheet") which, among other matters, contemplates the early termination of license agreement in Argentina for the brand "Budweiser", signed between CCU-A and Anheuser-Busch, Incorporated (today Anheuser-Busch LLC, a subsidiary of ABI) dated March 26, 2008 (the "License Agreement").

      As agreed to in the Early Termination of the License Agreement (the “Transaction”), ABI directly or its subsidiaries (hereinafter together referred to as the “ABI Group”), pays to CCU-A the amount of US$ 306,000,000.

      The Transaction also includes the transfer from ABI to CCU-A of: (a) ownership of the brands Isenbeck and Diosa. This does not include the production plant owned by Cervecería Argentina S.A. Isenbeck (CASA Isenbeck) located in Zárate, province of Buenos Aires, Argentina (which will continue to operate under the ownership of ABI Group), nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of CASA Isenbeck; (b) the ownership of the following registered brands in Argentina: Norte, Iguana and Báltica; and (c) the obligation of ABI to make its reasonable best efforts to cause that certain international premium beer brands are licensed to CCU-A (together with the brands identified in letter (b) above and with the brand Diosa referred to as the "Group of Brands") in Argentine territory.

      In order to establish a smooth transition of the brands that are transferred by virtue of the Transaction, the Parties will enter into the following contracts (all together with the Early Termination referred to as the “Transaction”):

I.	Contract by virtue of which CCU-A will produce for the ABI Group part or all of the volume of the beer Budweiser, for a period of up to one year;
II.	Contract by virtue of which the ABI Group will produce for CCU-A part or all of the volume of the beer Isenbeck and Diosa for a period of up to one year;
III.	Contract by virtue of which the ABI Group will produce and distribute the Group of Brands, on behalf of CCU-A, for a period of maximum three years; and
IV.	Other agreements, documents and/or contracts that the Parties deem necessary for the Transaction (the “Transaction Documents”).

      In summary, this agreement with ABI consists of the early termination of the license agreement of the Budweiser brand in exchange for a portfolio of brands representing similar volumes, plus different payments of up to US$ 400,000,000 before taxes, over a period of up to three years.

b)    Status of the Transaction:

      On March 14, 2018, CCU reported as a Material Event that CCU-A had been notified of the resolution of the Secretario de Comercio del Ministerio de Producción de la Argentina (SECOM), which, based on the favorable opinion of the Comisión Nacional de Defensa de la Competencia (CNDC), approved the Transaction. The resolution established that the Parties must submit to the CNDC, for review and approval, drafts of contracts that contained all of the terms and conditions of the Transaction (the "Contracts"). On March 16, 2018, the Parties filed the Contracts with the CNDC.

      On April 27, 2018, CCU-A was notified of the resolution of the CNDC that approved the Contracts, thus fulfilling the condition established in the Term Sheet, becoming binding and therefore, the parties were legally obliged to close the Transaction. The signature of the respective contracts took place on May 2, 2018.

      As a consequence of the closing of the Transaction:

b.1)   CCU-A early terminated the license agreement with ABI in Argentina for the brand “Budweiser”.

b.2)   CCU-A received a payment from ABI of US$ 306,000,000, equivalents to ThCh$ 185,648,399 before taxes (See Note 30 – Other income by function).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

b.3)   ABI transferred to CCU-A (i) the ownership of the Isenbeck and Diosa brands and certain assets related to said brands (not including the production plant owned by Cervecería Argentina S.A. Isenbeck, nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of said entity); and (ii) ownership of the following registered trademarks in Argentina: Norte, Iguana and Báltica. The five brands mentioned above were valued at US$ 44,044,000, equivalents to ThCh$ 26,721,236 (See Note 17 – Intangible assets other than goodwill and Note 30 – Other income by function).

         As of December 31, 2018, the net effect of the aforementioned compensations generated in the consolidated results of Compañía Cervecerías Unidas S.A. and subsidiaries a Net income attributable to the equity holders of the parent of ThCh$ 157,358,973 shown in (See Note 6 – Financial information as per operating segments).

b.4)   CCU-A was granted the licenses of the Warsteiner and Grolsch brands for the Argentine territory (these brands, together with Isenbeck, Diosa, Norte, Iguana and Báltica, the “Brands”);

b.5)   CCU-A received an ABI payment of US$ 10,000,000, equivalents to ThCh$ 6,109,800, before taxes, for the production of Budweiser of one year, which will be reflected in results under Other income by function as performance obligations are met, of which as of December 31, 2019 have been recognized in Other income by function US$ 3,447,728 (6,451,629 as of December 31, 2018), equivalents to ThCh$ 2,581,452 (ThCh$ 4,840,167 as of December 31, 2018); and

b.6)   CCU-A will receive from ABI annual payments of up to US$ 28,000,000, equivalents to ThCh$ 17,107,440, before taxes, for a period of up to three years, depending on the volume and the timing of the transition to CCU-A of the production and/or commercialization of the Brands, which will be reflected in the results, under Net sales, Cost of sales and MSD&A, as the performance obligations are met, of which as of December 31, 2019 have been recognized in results an amount of US$ 21,372,012 (US$ 19,802,868 as of December 31, 2018) equivalents to ThCh$ 16,002,081 (ThCh$ 14,251,811 as of December 31, 2018).

This transaction did not result in impairment of the productive assets of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

D)  Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2019			As of December 31, 2018
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (***) (5)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda.	76,248,389-0	Chile	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II Ltda. (8)	76,349,531-0	Chile	US Dollar	99.7435	0.2565	100.0000	100.0000
Cervecería Szot SpA. (***) (13)	76,481,675-7	Chile	Chilean Pesos	-	25.0009	25.0009	-
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda.	76,572,360-4	Chile	US Dollar	6.7979	93.1941	99.9920	99.9920
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.7533	99.7775	99.7775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
New Ecusa S.A. (10)	76,718,230-9	Chile	Chilean Pesos	-	-	-	99.9834
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
CCU Inversiones III SpA. (6)	76,933,685-0	Chile	US Dollar	-	99.9950	99.9950	99.9950
Vending y Servicios CCU Ltda. (10)	77,736,670-K	Chile	Chilean Pesos	-	-	-	99.9779
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A. (12)	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9966
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	-	82.9870	82.9870	82.9870
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	50.5507	50.5507	50.5507
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	82.9870	82.9870	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A. (10)	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Viña Valles de Chile S.A. (3)	99,531,920-9	Chile	Chilean Pesos	-	-	-	82.9870
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	-	59.1971	59.1971	59.1971
Bodega San Juan S.A.U. (9)	0-E	Argentina	Argentine Pesos	-	82.9870	82.9870	-
Cía. Cervecerías Unidas Argentina S.A. (2)	0-E	Argentina	Argentine Pesos	-	99.9936	99.9936	99.9936
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	-	99.9950	99.9950	99.9950
Finca La Celia S.A. (9)	0-E	Argentina	Argentine Pesos	-	82.9870	82.9870	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	-	89.9150	89.9150	89.9150
Bebidas Bolivianas BBO S.A. (4)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
Inversiones CCU Lux S.à r.l. (7)	0-E	Luxemburg	US Dollar	-	99.9999	99.9999	99.9999
Southern Breweries S.C.S. (1)	0-E	Luxemburg	US Dollar	38.7810	61.2141	99.9951	99.9951
Bebidas del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	-	50.0049	50.0049	50.0049
Distribuidora del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9589	49.9589	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	-	25.5025	25.5025	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Milotur S.A. (11)	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999

 (*) Listed company in Chile.

(**) See Note 1 – General Information, letter E), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2019	As of December 31, 2018
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (***) (5)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda.	76,248,389-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II Ltda. (8)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (***) (13)	76,481,675-7	Chile	Chilean Pesos	25.0009	-
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda.	76,572,360-4	Chile	US Dollar	99.9920	99.9920
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.7775	99.7775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
New Ecusa S.A. (10)	76,718,230-9	Chile	Chilean Pesos	-	99.9834
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
CCU Inversiones III SpA. (6)	76,933,685-0	Chile	US Dollar	100.0000	100.0000
Vending y Servicios CCU Ltda. (10)	77,736,670-K	Chile	Chilean Pesos	-	99.9779
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A. (12)	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	82.9870	82.9870
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	50.5507	50.5507
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	82.9870	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A. (10)	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Viña Valles de Chile S.A. (3)	99,531,920-9	Chile	Chilean Pesos	-	82.9870
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bodega San Juan S.A.U. (9)	0-E	Argentina	Argentine Pesos	82.9870	-
Cía. Cervecerías Unidas Argentina S.A. (2)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A. (9)	0-E	Argentina	Argentine Pesos	82.9870	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bebidas Bolivianas BBO S.A. (4)	0-E	Bolivia	Bolivian	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
Inversiones CCU Lux S.à r.l. (7)	0-E	Luxemburg	US Dollar	99.9999	99.9999
Southern Breweries S.C.S. (1)	0-E	Luxemburg	US Dollar	100.0000	100.0000
Bebidas del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	50.0049	50.0049
Distribuidora del Paraguay S.A. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9589	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	25.5025	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Milotur S.A. (11)	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999

 (*) Listed company in Chile.

(**) See Note 1 – General Information, letter E), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) Southern Breweries S.C.S. (SB SCS) (Ex Southern Breweries Limited)

On December 7, 2018, Southern Breweries Limited (Subsidiary of CCU) was re-domiciled from Cayman Islands to Luxembourg and changed its name to Southern Breweries S.á.r.l., later and once the subsidiary was stablished in Luxembourg it was converted from S.á.r.l. to S.C.S. Finally, the Company sold one share of SB SCS to the subsidiary Inversiones CCU Lux S.á r.l. by an amount of US$ 2,600.

(2) Compañía Cervecerías Unidas Argentina S.A.

As a result of the early termination of Budweiser license, as described in Note 1 – General information, letter C), and based on the Audited Financial Statements as of and for the year ended on April 30, 2018 of the subsidiary Compañía Cervecerías Unidas Argentina S.A., on June 5, 2018, held the Ordinary and Extraordinary General Assembly of such subsidiary, agreed the distribution of dividends for a total amount of ARS 5,141,760,000 (equivalent to ThCh$ 129,858,280), according with the stock rights of their shareholders, which are domiciled in Chile, distributed to Inversiones Invex CCU Limitada the amount of ARS 4,146,778,022.40 (equivalent to ThCh$ 104,729,404 (80.65%)) and Inversiones Invex CCU Dos Limitada the amount of ARS 994,981,977.60 (equivalent to ThCh$ 25,128,876 (19.35%)). According to the above mentioned, the distribution of dividends to the Chilean shareholders, is based on the realized result to April 30, 2018 of the subsidiary Compañía Cervecerías Unidas Argentina S.A.

(3) CCU Inversiones S.A., Viña San Pedro Tarapacá S.A. (VSPT) and Viña Valles de Chile S.A. (VVCH)

On January 29, 2018, the outcome notice of the tender offer was published, as result CCU Inversiones S.A. acquired an additional 15.79% of VSPT for the amount of ThCh$ 49,222,782, equivalent to 6,310,613,119 shares, thus resulting in an 83.01% stake in VSPT.

On January 29, 2018, the Company acquired an additional 0.18% of subsidiary CCU Inversiones S.A. for an amount of ThCh$ 49,400,000, equivalent to 934,774,763 shares, thus resulting in a 99.02% stake in this subsidiary.

On July 31, 2018, subsidiary Viña Orgánica SPT S.A. merged with Viña San Pedro Tarapacá S.A., which became the legal continuer and beginning from August 1, 2018. The transactions mentioned above had no significant effects on the results of the Company.

Viñas Valles de Chile S.A. (VVCH) dissolved and merged into VSPT, being the latter the surviving entity, as the result of VSPT becoming, pursuant to a share purchase agreement executed on May 21, 2019 between Viña Altaïr SpA. and VSPT, the sole owner, in a period that exceeded 10 days, of all of the shares of VVCH. This merger had legal and accounting effects as of June 1, 2019. VVCH Board of Directors´ Resolution evidencing the dissolution of VVCH was executed as public deed on June 4, 2019, and further registered in the Register of Commerce and published in the Official Gazette.

(4) Bebidas Bolivianas BBO S.A. (BBO)

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BBO S.A. (BBO) a Bolivian and a closed stock company that produces soft drinks and beers in three plants located in Santa Cruz de la Sierra and Nuestra Señora de la Paz cities.

Subsequently, on August 9, 2018, the Company acquired an additional the 17% of the shares of BBO for an amount of US$ 8,500,000, equivalents to ThCh$ 5,457,935, thus resulting in a 51% stake in BBO (see Note 15 – Business combinations).  The Company has determined the fair values of assets and liabilities for this business combination as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Assets and Liabilities	Fair Value
ThCh$
Total current assets	3,942,346
Total non-current assets	23,915,061
Total Assets	27,857,407
Total current liabilities	5,393,779
Total non-current liabilities	9,181,670
Total liabilities	14,575,449

Net identifiable assets acquired	13,281,958
Non-controlling interests	(6,508,159)
Goodwill	10,480,792
Investment value	17,254,591

As a result of the previously mentioned fair values intangibles and goodwill have been generated, which are exposed in Note 17 – Intangible assets other than goodwill and Note 18 – Goodwill.

On September 20, 2018, the Company paid committed capital of US$ 1,530,029 (equivalent to ThCh$ 1,044,688) in BBO, since both partners concurred with the same capital contributions, the percentages of participation were maintained.

On June 28 and July 11, 2019 the subsidiary CCU Inversiones II Ltda. made capital contributions to Bebidas Bolivianas BBO S.A. for an amount of US$ 1,249,713 y US$ 178,305 (equivalent to ThCh$ 849,630 and ThCh$ 122,210), respectively, since both partners concurred with the same contributions, the participation percentages were maintained.

(5) Cervecera Guayacán SpA.

On August 31, 2018, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 30.0004% of the stock rights of Cervecera Guayacán SpA. for an amount of ThCh$ 361,560, equivalent to 39,232 shares and the subscription and payment of ThCh$ 470,711, equivalent to 49,038 shares. As a consequence above mentioned CK has the 50.0004% stake in Cervecera Guayacán SpA. (see Note 15 – Business combinations). The Company has determined the fair values of assets and liabilities for this business combination as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	507,149
Total non-current assets	1,355,220
Total Assets	1,862,369
Total current liabilities	238,265
Total non-current liabilities	306,828
Total liabilities	545,093

Net identifiable assets	1,317,276
Non-controlling interests	(658,633)
Goodwill	456,007
Investment value	1,114,650

As a result of the previously mentioned fair values intangibles and goodwill have been generated, which are exposed in Note 17 – Intangible assets other than goodwill and Note 18 – Goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

(6) CCU Inversiones III SpA.

On September 13, 2018, the subsidiary Southern Breweries S.C.S. (ex Southern Breweries Limited) incorporated the company CCU Inversiones III SpA. in Chile, whose purpose will be to make all kinds of investments, in any type of goods, foreign currency, financial instruments and commercial paper, including shares or social rights in companies incorporated in Chile or abroad, among others.

(7) Inversiones CCU Lux S.á r.l.

On November 13, 2018,  the subsidiary Inversiones CCU Lux S.á r.l. was created in Luxembourg, where the subsidiary CCU Inversiones II Ltda. made the total stock payment of Euros 12,000 (12,000 shares), equivalent to ThCh$ 9,252.

(8) CCU Inversiones II Limitada

On December 17, 2018, the Company made a capital contribution to the subsidiary CCU Inversiones II Ltda., through the shareholding contribution of the Bolivian subsidiary, Bebidas Bolivianas BBO S.A. for an amount of US$ 40,294,696, equivalents to ThCh$ 27,659,891.

On May 27 and June 12, 2019, the Company made capital contributions to the subsidiary CCU Inversiones II Ltda. For an amount of US$ 3,200,000 (equivalent to ThCh$ 2,223,488) and US$ 1,428,017 (equivalent to ThCh$ 990,473).

On September 6, 2019, the Company made a capital contribution to the subsidiary CCU Inversiones II Ltda. For an amount of US$ 10,000,000 (equivalent to ThCh$ 7,233,000).

(9) Finca La Celia S.A. and Bodega San Juan S.A.U.

On January 28, 2019, Bodega San Juan S.A.U. was established in Argentina, where the subsidiary Finca la Celia S.A. made a capital contribution of ARS 100,000 (100,000 ordinary, non-endorsable nominal shares).

On March 1, 2019, the subsidiary VSPT made a capital increase at the subsidiary Finca La Celia S.A. for US$ 7,000,000 through the issuance of 265,300.00 ordinary, non-endorsable shares.

On May 31, 2019, the subsidiary VSPT made a capital increase at the subsidiary Finca La Celia S.A. for US$ 14,000,000 through the issuance of 607,600,000 non-endorsable nominal shares.

The aforementioned had no significant effects on the Company's results.

Graffina Business

In December 2018, the subsidiary VSPT signed an agreement to acquire a part of the Pernod Ricard wine business in Argentina. The purchase agreement, subject to local regulatory approval, included the Argentine wine brands Graffigna, Colón and Santa Silvia, which represent approximately 1.5 million boxes of 9-liter wine bottles per year. Bodegas Graffigna has a winery in the province of San Juan, two fields in the same province, and a field in Mendoza.

On January 28, 2019, the Argentine subsidiary Finca La Celia S.A. constituted the Bodega San Juan S.A.U. through a capital contribution of ARS 100,000, in order to use it as a vehicle for the acquisition of the Graffigna, Colón and Santa Silvia wine business of Pernod Ricard Argentina S.R.L., in addition to the purchase of Bodega Graffigna and Pocito vineyards, Cañada Honda and La Consulta.

On May 31, 2019, the subsidiary VSPT made a capital contribution to the subsidiary Finca La Celia S.A. by US$ 14,000,000, equivalent to ThCh$ 9,910,040 and on the same date, Finca La Celia S.A. made a capital contribution to Bodega San Juan S.A.U. for US$ 2,806,820, equivalent to ThCh$ 1,986,836.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Company has determined the provisional fair values of assets and liabilities for this business combination as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	4,470,464
Total non-current assets	8,783,049
Total Assets	13,253,513
Total current liabilities	370,326
Total non-current liabilities	1,200,124
Total liabilities	1,570,450

Identificable Net Assets Acquired / Investment value	11,683,063
Bargain purchase gain (1)	3,043,107
Investment value	8,639,956

 (1) See Note 31 – Other gain (losses)

(10) Embotelladoras Chilenas Unidas S.A., New Ecusa S.A. and Vending y Servicios CCU Ltda.

On April 1, 2019, the subsidiary New Ecusa S.A. was merged into Embotelladoras Chilenas United S.A., the latter becoming its legal continuator. The transaction mentioned above had no significant effect on the Company's results.

On June 1, 2019, the subsidiary Vending y Servicios CCU Ltda. merged into Embotelladoras Chilenas Unidas S.A., the latter becoming its legal continuator. The aforementioned had no significant effects on the Company's results.

(11) Milotur S.A.

On May 27, 2019, the subsidiary CCU Inversiones II Ltda. made a capital contribution to Milotur S.A. for an amount of US$ 3,200,000 (equivalent to ThCh$ 2,223,488), maintaining its participation percentage.

(12) Fábrica de Envases Plásticos S.A. (Plasco)

According to Plasco's Extraordinary Shareholder meeting dated May 31, a capital increase of ThCh$ 10,000,000 was agreed upon with the issuance of 16,000,000 shares at a price of $ 625 per share. Likewise, it is stipulated in said meeting, that the shareholder Millahue S.A. will not concur in this increase. For this reason, 100% of the increase will be made by CCU S.A. This increase was materialized on June 25, 2019.

(13) Cervecería Szot SpA.

On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5,001% of Cervecería Szot SpA. from the purchase of 5,001 shares, equivalent to ThCh$ 6,156. As a result of the aforementioned, CK reached a total participation of 50,0010% on this subsidiary. (See Note 15 – Business combinations).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

For this business combination, the provisional fair values of assets and liabilities were determined, which are the following:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	131,599
Total non-current assets	451,672
Total Assets	583,271
Total current liabilities	158,551
Total non-current liabilities	90,067
Total liabilities	248,618

Identificable Net Assets Acquired / Investment value	334,653
Non-controlling interests	(167,323)
Investment value	167,330

As a result of the previously mentioned fair values intangibles and goodwill have been generated, which are exposed in Note 17 – Intangible assets other than goodwill and Note 18 – Goodwill, respectively.

E)   Subsidiaries with direct or indirect participation of less than 50%

These Consolidated Financial Statements incorporate as a subsidiary to Distribuidora del Paraguay S.A., a company in which we have a total participation of 49.9589%.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered to be one economic group that shares their operational and financial strategy, leaded by the same management team that seeks compliance with the strategic plan defined simultaneously for both entities. Additionally BdP produces different brands owned by it. DdP is its sole and exclusive customer, which is responsible for the distribution and marketing of BdP’s products. The administrative and commercial integration added to its operational and financial dependence of DdP explain the reason why BdP proceeds to present this entity as a subsidiary of CCU.

F) Joint operations:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On December 31, 2019, Promarca S.A. recorded a profit of ThCh$ 4,511,337 (ThCh$ 4,581,922  in 2018 and ThCh$  4,524,117  in 2017), which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (BCP)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On December 31, 2019, BCP recorded a profit of ThCh$  1,243,574  (ThCh$  1,137,233 in 2018 and ThCh$  1,078,916 in 2017), which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (BCCCU)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

On December 31, 2019, BCCCU recorded a profit of ThCh$ 1,157,424 (ThCh$ 1,263,169 in 2018 and ThCh$ 2,278,345  in 2017), which in accordance with the Company’s policies is 100% distributable.

The companies mentioned above (letter a) to d)) meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 2 Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1            Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied consistently in the years presented. Except for the standards included in Note 4 - Accounting Changes, which explains the treatment that was applied for each of them.

The consolidated financial statements have been prepared on a historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

At the date of issuance of these Consolidated Financial Statements the following Standards, Amendments, Improvements and Interpretations to existing IFRS standards have not taken effect and the Company has not adopted in advance.

These standards are required to be applied by the following dates:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 1 and IAS 8	Presentation of Financial Statements and Accounting Policies, Changes in Accounting Estimates and Errors.	January, 1, 2020
Amendments to IFRS 3	Definition of a Business.	January, 1, 2020
IFRS 17	Insurance Contracts.	January, 1, 2021
Amendments to IAS 39, IFRS 7 and IFRS 9	Interest Rate Benchmark Reform.	January, 1, 2021

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements.

2.2            Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor does not have significant influence and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

2.3            Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Foreign currency exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Corporate revenues and expenses are presented separately within the other.

2.4            Foreign currency and adjustment units

Presentation and functional currency

The Company uses the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentinian, Uruguayan, Paraguayan and Bolivian subsidiaries is the Argentine Peso, Uruguayan Peso, Paraguayan Guarani and Bolivian, respectively. The functional currency of the joint venture in Colombia and associate in Perú is the Colombian Peso and Sol, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in Foreign currency exchange differences, while the difference arising from the changes in adjustment units are recorded in the statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities, which have a functional currency different from the presentation currency, being their functional currency the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below), are converted into the presentation currency as established in IAS 21 and IAS 29. The comparative figures, as the Group's presentation currency is the currency of a non-hyperinflationary economy, are not changed with respect to those that were presented as current amounts of year in question, within the Financial Statements of the preceding period, that is, these amounts are not adjusted for subsequent changes that have occurred in the price level or exchange rates.

Financial information in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The three-year cumulative inflation rate, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it is still increasing. The three-year cumulative inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, for subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered, which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29, before being converted for these to be included in the consolidated financial statements. The comparative amounts presented above (until the semester ended June 30, 2018 for purposes of the Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows in Chilean pesos) They have not been restated.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	748.74	694.77	614.75
Euro	EUR	839.58	794.75	739.15
Argentine Peso	ARS	12.50	18.43	32.96
Uruguayan Peso	UYU	20.07	21.44	21.34
Canadian Dollar	CAD	573.26	509.62	491.05
Sterling Pound	GBP	983.24	882.36	832.09
Paraguayan Guarani	PYG	0.12	0.12	0.11
Swiss Franc	CHF	773.81	706.00	631.16
Bolivian	BOB	107.58	101.28	89.61
Australian Dollar	AUD	524.25	489.17	480.31
Danish Krone	DKK	112.41	106.44	99.31
Brazilian Real	BRL	186.51	179.59	185.64
Colombian Peso	COP	0.23	0.21	0.21
Adjustment units
Unidad de fomento (*)	UF	28,309.94	27,565.79	26,798.14
Unidad de indexada (**)	UI	87.98	86.19	79.62

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Argentina Consumer Price Index	284.14	184.13	124.80
Index percentage variation of Argentina Consumer Price Index	54.2%	47.5%	24.8%

2.5            Cash and cash equivalents

Cash and cash equivalents includes available cash, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

2.6            Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits at financial entities maturing in more than 90 days.

2.7            Financial instruments

IFRS 9 – Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the financial statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% and 99% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is an objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The Company considers that these financial assets are past-due when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a) Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

b) Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least a twelve months after the closing date of the Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term. The fair value of derivative financial instruments that do not qualify for hedge accounting is immediately recognized in the consolidated statement of income under Other gains (losses).  The fair value of these derivatives is recorded under Other financial assets and Other financial liabilities.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception  cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Consolidated Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8             Financial asset impairment

As of each financial statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent periods and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

2.9            Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10        Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11        Other non-financial assets

Other non-financial assets mainly includes prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12        Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment items, including assets under financial lease, is calculated on a straight line basis over the estimated useful lives of property, plant and equipment items, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Fumiture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass containers, and plastic containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Costs incurred in acquiring and planting new vines are capitalized.

Additionally, the “Right of use assets” are included under PPE, according to IFRS 16.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

2.13        Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts and a liability, which is equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term and registered under PPE, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use. (See Note 4 – Accounting changes, letter a).

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14        Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15        Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually, or more frequently if events or circumstances indicate  potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16        Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired, If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units   (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

Goodwill that forms part of the carrying amount of an investment in a joint venture is not separately recognized. The entire carrying amount of the investment in joint venture is assessed for impairment as a single asset provided that there are indications that the investment may be impaired.

2.17    Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

2.18        Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19        Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20        Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Income.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Other Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Consolidated Statement of Income.

2.21        Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the financial statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 23 - Other provisions).

2.22        Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates. Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•

"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occurs and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•

“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

2.23        Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions), (iii) payment  for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24        Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25        Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26        Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27         Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28        Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29        Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

Note 3 Estimates and application of professional judgment

The preparation of Financial Statement requires estimates and assumptions from Management affecting the amounts included in the Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18 - Goodwill).
•

The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 – Intangible assets other than goodwill).

•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 25 – Employee benefits).
•

Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 – Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).

•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 – Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 23 – Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 – Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these consolidated financial statements.

However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

a)    The accounting policies described in the Consolidated Financial Statements as of December 31, 2019 reflect the adoption of IFRS 16 and IFRIC 23 which went into effect as of January 1, 2019 and the initial impact of the application of these rules is described as follows:

The Company has implemented IFRS 16 using the modified retrospective approach. Under this method, the cumulative effect of initially applying the standard is recognized at January 1, 2019 and comparative amounts are not restated. Additionally, there was no impact on retained earnings as a result of the adoption of IFRS 16.

On adoption of IFRS 16, the Company recognized right of use assets and lease liabilities in relation to leases which had been previously classified as "operating leases" under the principles of IAS 17 Leases, except for the short term leases and leases of low value assets. Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate as of January 1, 2019.

The lease liability is remeasured when there is a change in future lease payments, typically due to a change in index or rate (e.g., inflation), or if there is a reassessment of whether an extension or termination option will be exercised. A corresponding adjustment is made to the right of use asset.

Considerations:

Identification of the asset for right of use: As part of the contract review and analysis process, the Company identified assets by right of use associated with identifiable and non-substitutable lease contracts, which were classified under the PPE category. The Company mainly has warehouses, offices, vehicles and lands leases contract.

Interest rate used for the measurement of the financial liability: The average incremental borrowing interest rate applied to lease liabilities used is 4.28%.

Term of the contract: The Company evaluated the leases’ clauses, market conditions, costs related to the termination of the contract and early cancellation.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Other considerations:

1)

During the initial measurement of leases agreements the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000 (ThCh$ 3,747) as of  January 1, 2019. These leases have been considered as short term and, accordingly, no right of use asset or lease liability have been recognized.

2)	The Company excluded initial direct costs from measuring the right of use asset at the date of initial application.
3)	The Company analyzed the lease term on a case-by-case basis, in those with an option to extend or terminate the lease.

The right of use asset is presented in property, plant and equipment and lease liability in borrowings. Also it has modified the nature of the lease expenses, eliminating the operating expense offset by the expense of depreciation and a financial cost, the short-term and low-value leases are still going through the Consolidated Financial Statement of Income. Finally the presentation in the Consolidated Statement of Cash Flows was modified. The main portion of lease payments are presented in cash flow from financing activities and the interest associated to leases are presented in cash flow from operating activities.

For leases previously classified as financial leases, the Company recognized the carrying amount of the lease asset and the lease liability immediately before the transition as the carrying amount of the asset for the right to use and the lease liability on the date of the lease initial recognition.

Showing up next:

Reconciliation table between the commitments for leases as of December 31, 2018, before the adoption of IFRS 16 and what was disclosed by this same concept as of January 1, 2019:

January 1, 2019
ThCh$
Operating lease and services contracts as of December 31, 2018	138,377,120
Commitments not qualified as lease liabilities (1)	(113,040,682)
Obligations for lease contracts as of December 31, 2018	25,336,438
Adjustments to present value	(6,252,251)
Leases according to IFRS 16 as of January 1, 2019	19,084,187
Financial leases liabilities recognized as of December 31, 2018	17,912,134
Lease liabilities recognized as of January 1, 2019	36,996,321

Current leases liabilities	7,633,617
Non-current leases liabilities	29,362,704
Lease liabilities recognized as of January 1, 2019	36,996,321

(1)   It mainly corresponds to services contracts., short-term and low-value operational leases.

-     In relation to IFRIC 23, this interpretation clarifies how the recognition and measurement requirements of IAS 12 apply when there is uncertainty about the tax treatments adopted. The Company has determined that this standard has no impact on the Consolidated Financial Statements.

b)    During the year ended on December 31, 2019, there have been no other changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these Consolidated Financial Statements.

Note 5  Risk Administration

Risk Management

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Bebidas del Paraguay S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Area. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and Exchange rate risks arising from the Company’s operations and its sources of financing. The Company does not acquire derivate instruments for speculative or investment purposes. Nevertheless, some derivatives are not treated as hedges for accounting purpose because they do not qualify as such. Transactions with derivate instruments are exclusively carried out by Administration and Finance staff and Internal Audit Management regularly reviews the control environment of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by Administration and Finance.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analyses developed are merely for illustration purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw materials, products and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Colombian Peso.

As of December 31, 2019, the Company maintained foreign currency obligations amounting to ThCh$ 104,821,573 (ThCh$ 88,218,862 as of December 31, 2018), mostly denominated in US Dollars. Obligations with banks in foreign currency (ThCh$ 43,638,446 as of December 2019 and ThCh$ 25,403,961 as of December 31, 2018) represent a 14% (9% as of December 31, 2018) of total other financial liabilities. The remaining 86% (91% in 2018) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section). In addition, the Company has assets in foreign currency in the amount of ThCh$ 207,727,159 (ThCh$ 212,008,612 as of December 31, 2018) that mainly correspond to net investments of subsidiaries in foreign countries and export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 28,167,683 (net liability ThCh$ 7,871,677 as of December 31, 2018).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivate contracts (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2019, the net exposure of the Company in Chile in foreign currencies, after the use of derivate instruments, is assets in the amount of ThCh$ 8,440,013 (ThCh$ 1,364,230 as of December 31, 2018).

As of December 31, 2019, of the Company’s total sales, both in Chile and abroad, 7% (7% in 2018 and 7% in 2017) corresponds to export sales in foreign currencies, mainly US Dollars and Euros and approximately 64% (61% in 2018 and 62% in 2017) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates relating to the conversion from Argentine Peso, Uruguayan Peso, Paraguayan Guaraní, Bolivian Peso and Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay, Paraguay and Bolivia the associate in Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Exchange rate sensitivity analysis

The effect of foreign currency translation differences recognized in the Consolidated Statement of Income for the year ended as of December 31, 2019, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 9,054,155 (a gain of ThCh$ 3,299,657 in 2018 and loss of ThCh$ 2,563,019 in 2017). Considering exposure as of December 31, 2019 and assuming a 10% increase in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a net income after taxes of ThCh$ 616,121 (ThCh$ 99,589 in 2018 and a loss of ThCh$ 76,478 in 2017) associated of the owners of the controller.

Considering that approximately 7% of the Company’s sales revenue comes from export sales carried out in Chile (7% in 2018 and 7% in 2017), in currencies other than Chilean Peso, and that approximately 64% (61% in 2018 and 62% in 2017) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate (depreciate) by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a loss after taxes of ThCh$ 27,683,581 (ThCh$ 22,116,350 in 2018 and ThCh$ 18,772,323 in 2017).

The Company can also be affected by changes in the Exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average Exchange rate of each month. The operating income of foreign subsidiaries as of December 31, 2019 was a net income of ThCh$ 20,517,569 (ThCh$ 56,533,194 in 2018 and ThCh$ 46,395,490 in 2017). Therefore, a depreciation (appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a loss (income) before taxes of ThCh$ 2,051,757 (ThCh$ 5,653,319 in 2018 and ThCh$ 4,639,549 in 2017). See Note 1 – General information letter C.

The net investment in foreign subsidiaries, associates and joint ventures as of December 31, 2019, amounted to ThCh$ 272,584,756, ThCh$ 1,149,291 and ThCh$ 125,518,313, respectively (ThCh$ 247,679,930, ThCh$ 958,474 and ThCh$ 121,448,016 in 2018). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase (decrease) would hypothetically result in Net income (loss) of ThCh$ 39,925,236 (ThCh$ 37,008,642 in 2018 and ThCh$ 21,161,126 in 2017) recorded as a credit (charge) to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources. The main exposure is related variable interest rate obligations indexed to the London Inter Bank Offer Rate (“LIBOR”) and the Buenos Aires Deposits of Large Amounts Rate (“BADLAR”)

As of December 31, 2019, the Company had a total ThCh$ 12,015,001 in variable interest debt (ThCh$ 8,576,258 in 2018). Consequently, as of December 31, 2019, the company’s financing structure is made up of approximately 4% (3% in 2018) of debt with variable interest rate, and 96% (97% in 2018) in debt with fixed interest rates.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain and ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2019, after considering the effect of interest rates and currency swaps, a 98,6% (99,8% in 2018) of the Company’s debt is at fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2019, including Exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 21 – Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Interest rate sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income for the twelve months ended as of December 31, 2019, related to short and long-term debt amounted to ThCh$ 27,720,203 (ThCh$ 23,560,662 in 2018 and ThCh$ 24,166,313 in 2017). Assuming a reasonably possible increase of 100 bps in variable interest rates and maintaining all other variables constant, the increase would hypothetically result in a loss before taxes of ThCh$ 43,854 (ThCh$ 5,059 in 2018 and ThCh$ 17,176 in 2017).

Inflation risk

The Company maintains a series of agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the if the market conditions are favorable to the Company.

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018. (See Note 2 - Summary of significant accounting polices (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income for the nine-months ended as of December 31, 2019, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss of ThCh$ 8,255,001 (a gain of ThCh$ 742,041 in 2018 and a loss of ThCh$ 110,539 in 2017). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and a 10% in the inflation rate in Argentina and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 4,781,394 (ThCh$ 3,380,752 in 2018 and ThCh$ 1,419,965 in 2017).

Raw material Price risk

The main exposure to raw materials Price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Malt and cans

In Chile, the Company obtains its malt supply from both local producers and from the international markets (mainly from Argentina). With local and argentine producers the Company enters into long-term supply agreements in which malt price is set annually, using for this purpose the market price of barley and manufacturing cost established in these agreements.

The purchases and commitments entered for the acquisition of raw materials expose the Company to a price fluctuations risk. During 2019, the Company acquired 79,459 tons of malt (73,498 tons in 2018). Malt represents approximately 6% of the direct cost of the Chile Operating segment (5% in 2018 and 6% in 2017). CCU Argentina acquires all of its malt from local producers.

As of December 31, 2019, in the Chile Operation segment, the cost of cans represented approximately 17% of direct costs (12% in 2018 and 12% in 2017). In the International Business Operating segment, the cost of cans represented approximately 38% of direct raw materials costs as of December 31, 2019 (38% in 2018 and 33% in 2017).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 31% (27% in 2018 and 29% in 2017) of the direct cost of the Chile Operating segment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Company does not engage in hedging raw materials purchases.

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. for wine production are grapes harvested from its own vineyards and grapes and wine acquires from third parties through long-term and spot contracts. In the last 12 months, approximately 27% (26% in 2018) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 43% (41% in 2018) of our wine supply for export came from our own vineyards.

The remaining 73% (74% in 2018) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 54% (63% in 2018) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 19% (11% in 2018) of the total supply.

We should consider that as of December 31, 2019, wine represents 60% (64% in 2018) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 33% (38% in 2018).

Raw material Price sensitivity analysis

Total direct costs in the Consolidated Statement of Income for the twelve months ended as of December 31, 2019, amounted to ThCh$ 694,307,741 (ThCh$ 650,386,343 in 2018 and ThCh$ 586,223,676 in 2017). Assuming a reasonably possible 8% increase (decrease) in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 33,084,911 (ThCh$ 30,150,723 in 2018 and ThCh$ 28,604,884 in 2017) for the Chile Operating segment, ThCh$ 14,807,640 (ThCh$ 13,545,233 in 2018 and ThCh$ 10,404,929 in 2017) for the International Business Operating segment and ThCh$ 8,310,433 (ThCh$ 8,734,204 in 2018 and ThCh$ 8,215,317 in 2017) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 63% of total trade accounts receivable (63% in 2018 and 66% in 2017). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2019, is equivalent to 86% (84% in 2018) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 30 days overdue (22 in 2018).

As of December 31, 2019, the Company has approximately 1,381 customers (1,294 in 2018) with more than Ch$ 10 million in debt each, which altogether represent approximately 85% (86% in 2018) of total trade accounts receivable. There are 265 customers (261 customers in 2018) with balances in excess of Ch$ 50 million each, representing approximately 73% (75% in 2018) of the total accounts receivable. The 92% (90% in 2018) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 100% (99% in 2018).

As of December 31, 2019, the Company has no significant guarantees from its customers.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2019, that amount to ThCh$ 5,792,821 (ThCh$ 6,059,201 in 2018) are needed since a large percentage of these are covered by insurance.

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections at VSPT and is monitored by VSPT Administration and Finance Management. VSPT’s export trade accounts receivable represent 14% of total trade accounts receivable (12% in 2018). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 99.1% (99.5% in 2018) of individually significant accounts receivable. This coverage accounts for more than 89% (90% in 2018) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2019, there were 68 customers (58 in 2018) with more than ThCh$ 65,000 of debt each, which represent 93% (92% in 2018) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 28 days overdue (28 days average in 2018).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2019. See analysis of accounts receivable aging and losses due to impairment of accounts receivables. (See Note 10 – Trade and other receivables)).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of December 31, 2019 the effect is not material.

Tax risk

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Company’s financial liabilities expiring as of December 31, 2019 and December 31, 2018 based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2019	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	142,196,520	20,991,920	33,633,237	84,363,883	10,396,997	966,733	150,352,770
Bond payable	140,551,686	4,932,819	4,878,698	18,973,584	18,107,650	163,272,427	210,165,178
Lease liabilities	33,070,356	1,393,064	4,581,643	6,652,459	4,049,398	26,579,745	43,256,309
Deposits for return of bottles and containers	13,290,754	-	13,290,754	-	-	-	13,290,754
Sub-Total	329,109,316	27,317,803	56,384,332	109,989,926	32,554,045	190,818,905	417,065,011
Hedgin derivative
Derivative financial instruments	240,394	229,726	10,668	-	-	-	240,394
Derivative hedge liabilities	805,306	460,503	439,381	-	-	-	899,884
Sub-Total	1,045,700	690,229	450,049	-	-	-	1,140,278
Total	330,155,016	28,008,032	56,834,381	109,989,926	32,554,045	190,818,905	418,205,289

As of December 31, 2018	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	113,360,982	4,171,430	38,017,422	20,574,967	59,839,650	3,381,796	125,985,265
Bond payable	139,362,478	2,349,873	4,855,854	18,896,434	18,053,262	167,691,118	211,846,541
Financial leases obligations	17,912,134	241,724	725,183	1,911,683	1,909,956	23,078,634	27,867,180
Deposits for return of bottles and containers	13,967,995	-	13,967,995	-	-	-	13,967,995
Sub-Total	284,603,589	6,763,027	57,566,454	41,383,084	79,802,868	194,151,548	379,666,981
Hedgin derivative
Derivative financial instruments	4,997,124	4,997,124	-	-	-	-	4,997,124
Derivative hedge liabilities	1,351,530	639,032	620,516	424,299	-	-	1,683,847
Sub-Total	6,348,654	5,636,156	620,516	424,299	-	-	6,680,971
Total	290,952,243	12,399,183	58,186,970	41,807,383	79,802,868	194,151,548	386,347,952

(*) View current and non-current book value in Note 7 – Financial Instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 6 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3.Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

a)      Information as per operating segments for the years ended  December 31, 2019 and 2018:

	Chile		International Business		Wines		Others		Total
	2019	2018	2019	2018 (4)	2019	2018	2019	2018 (4)	2019	2018 (5)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,134,048,629	1,080,974,052	452,267,652	473,972,819	203,230,777	201,305,759	-	-	1,789,547,058	1,756,252,630
Other income	16,438,937	15,754,493	11,724,538	9,404,839	3,806,545	4,190,594	1,023,619	(2,320,219)	32,993,639	27,029,707
Sales revenue between segments	13,816,469	12,845,646	495,259	548,184	5,284,436	1,022,378	(19,596,164)	(14,416,208)	-	-
Net sales	1,164,304,035	1,109,574,191	464,487,449	483,925,842	212,321,758	206,518,731	(18,572,545)	(16,736,427)	1,822,540,697	1,783,282,337
Change %	4.9	-	(4.0)	-	2.8	-	-	-	2.2	-
Cost of sales	(540,048,331)	(501,255,744)	(248,880,925)	(230,068,601)	(128,763,785)	(133,271,578)	9,374,851	4,584,531	(908,318,190)	(860,011,392)
% of Net sales	46.4	45.2	53.6	47.5	60.6	64.5	-	-	49.8	48.2
Gross margin	624,255,704	608,318,447	215,606,524	253,857,241	83,557,973	73,247,153	(9,197,694)	(12,151,896)	914,222,507	923,270,945
% of Net sales	53.6	54.8	46.4	52.5	39.4	35.5	-	-	50.2	51.8
MSD&A (1)	(429,093,171)	(407,242,869)	(210,155,693)	(210,591,361)	(55,595,811)	(52,408,689)	(9,726,563)	(11,332,903)	(704,571,238)	(681,575,822)
% of Net sales	36.9	36.7	45.2	43.5	26.2	25.4	-	-	38.7	38.2
Other operating income (expenses)	5,266,475	1,586,173	14,201,709	223,078,626	515,019	1,828,938	1,173,780	532,889	21,156,983	227,026,626
Adjusted operating result (2)	200,429,008	202,661,751	19,652,540	266,344,506	28,477,181	22,667,402	(17,750,477)	(22,951,910)	230,808,252	468,721,749
Change %	(1.1)	-	(92.6)	-	25.6	-	-	-	(50.8)	-
% of Net sales	17.2	18.3	4.2	55.0	13.4	11.0	-	-	12.7	26.3
Net financial expense	-	-	-	-	-	-	-	-	(14,602,562)	(7,766,206)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(16,431,759)	(10,815,520)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(9,054,155)	3,299,657
Results as per adjustment units	-	-	-	-	-	-	-	-	(8,255,001)	742,041
Other gains (losses)	-	-	-	-	-	-	-	-	3,156,799	4,029,627
Income before taxes									185,621,574	458,211,348
Tax income (expense)									(39,975,914)	(136,126,817)
Net income for year									145,645,660	322,084,531
Non-controlling interests									15,503,968	15,193,739
Net income attributable to equity holders of the parent									130,141,692	306,890,792
Depreciation and amortization	66,301,914	63,148,804	27,077,745	19,798,708	9,826,148	7,935,006	1,815,127	2,406,676	105,020,934	93,289,194
ORBDA (3)	266,730,922	265,810,555	46,730,285	286,143,214	38,303,329	30,602,408	(15,935,350)	(20,545,234)	335,829,186	562,010,943
Change %	0.3	-	(83.7)	-	25.2	-	-	-	(40.2)	-
% of Net sales	22.9	24.0	10.1	59.1	18.0	14.8	-	-	18.4	31.5

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)

Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3)	ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).
(4)

The net impact, related to early termination of Budweiser license,  on International Business Operating segment earnings was a one-time gain of ThCh$ 211,228,960 in ORBDA and a loss in Other for an amount of ThCh$ 2,386,517.

(5)

The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

b)      Information as per operating segments for the years ended December 31, 2018 and 2017:

	Chile		International Business		Wines		Others		Total
	2018	2017	2018 (4)	2017	2018	2017	2018 (4)	2017	2018 (5)	2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,080,974,052	1,020,763,055	473,972,819	457,178,413	201,305,759	200,455,713	-	-	1,756,252,630	1,678,397,181
Other income	15,754,493	14,667,777	9,404,839	2,740,533	4,190,594	3,105,064	(2,320,219)	(549,761)	27,029,707	19,963,613
Sales revenue between segments	12,845,646	11,688,658	548,184	398,100	1,022,378	893,005	(14,416,208)	(12,979,763)	-	-
Net sales	1,109,574,191	1,047,119,490	483,925,842	460,317,046	206,518,731	204,453,782	(16,736,427)	(13,529,524)	1,783,282,337	1,698,360,794
Change %	6.0	-	5.1	-	1.0	-	-	-	5.0	-
Cost of sales	(501,255,744)	(483,604,499)	(230,068,601)	(190,387,412)	(133,271,578)	(126,244,373)	4,584,531	1,497,629	(860,011,392)	(798,738,655)
% of Net sales	45.2	46.2	47.5	41.4	64.5	61.7	-	-	48.2	47.0
Gross margin	608,318,447	563,514,991	253,857,241	269,929,634	73,247,153	78,209,409	(12,151,896)	(12,031,895)	923,270,945	899,622,139
% of Net sales	54.8	53.8	52.5	58.6	35.5	38.3	-	-	51.8	53.0
MSD&A (1)	(407,242,869)	(383,169,121)	(210,591,361)	(225,341,789)	(52,408,689)	(53,941,735)	(11,332,903)	(6,330,835)	(681,575,822)	(668,783,480)
% of Net sales	36.7	36.6	43.5	49.0	25.4	26.4	-	-	38.2	39.4
Other operating income (expenses)	1,586,173	2,438,416	223,078,626	678,153	1,828,938	251,765	532,889	687,209	227,026,626	4,055,543
Adjusted operating result (2)	202,661,751	182,784,286	266,344,506	45,265,998	22,667,402	24,519,439	(22,951,910)	(17,675,521)	468,721,749	234,894,202
Change %	10.9	-	488.4	-	(7.6)	-	-	-	99.5	-
% of Net sales	18.3	17.5	55.0	9.8	11.0	12.0	-	-	26.3	13.8
Net financial expense	-	-	-	-	-	-	-	-	(7,766,206)	(19,115,361)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(10,815,520)	(8,914,097)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	3,299,657	(2,563,019)
Results as per adjustment units	-	-	-	-	-	-	-	-	742,041	(110,539)
Other gains (losses)	-	-	-	-	-	-	-	-	4,029,627	(7,716,791)
Income before taxes									458,211,348	196,474,395
Tax income (expense)									(136,126,817)	(48,365,976)
Net income for year									322,084,531	148,108,419
Non-controlling interests									15,193,739	18,501,066
Net income attributable to equity holders of the parent									306,890,792	129,607,353
Depreciation and amortization	63,148,804	64,807,818	19,798,708	15,568,301	7,935,006	7,505,440	2,406,676	4,317,945	93,289,194	92,199,504
ORBDA (3)	265,810,555	247,592,104	286,143,214	60,834,299	30,602,408	32,024,879	(20,545,234)	(13,357,576)	562,010,943	327,093,706
Change %	7.4	-	370.4	-	(4.4)	-	-	-	71.8	-
% of Net sales	24.0	23.6	59.1	13.2	14.8	15.7	-	-	31.5	19.3

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)

Adjusted operating result (for management purposes we have defined as Net income before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(3)	ORBDA (for management purpose we have defined as Adjusted Operating Result before Depreciation and Amortization).
(4)

The net impact, related to early termination of Budweiser license,  on International Business Operating segment earnings was a one-time gain of ThCh$ 211,228,960 in ORBDA and a loss in Other for an amount of ThCh$ 2,386,517.

(5)

The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,4443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Chile (1)	1,342,369,499	1,289,513,013	1,226,668,091
Argentina (2)	390,443,569	421,607,095	413,466,737
Uruguay	17,805,957	17,708,773	16,402,136
Paraguay	47,148,643	43,565,171	41,823,830
Bolivia (3)	24,773,029	10,888,285	-
Foreign countries	480,171,198	493,769,324	471,692,703
Total	1,822,540,697	1,783,282,337	1,698,360,794

(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	See Note 15 – Business combinations, letter a).

Sales information by customer

	For the years ended as of December 31,
Net Sales	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Domestic sales	1,702,109,548	1,664,613,889	1,572,617,473
Exports sales	120,431,149	118,668,448	125,743,321
Total	1,822,540,697	1,783,282,337	1,698,360,794

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,206,288,857	1,206,506,503	1,158,451,078
Non-alcoholic business	583,258,201	549,746,127	519,946,103
Others (1)	32,993,639	27,029,707	19,963,613
Total	1,822,540,697	1,783,282,337	1,698,360,794

(1)   Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Chile operating segment	66,301,914	63,148,804	64,807,818
International Business operating segment	27,077,745	19,798,708	15,568,301
Wines operating segment	9,826,148	7,935,006	7,505,440
Others (1)	1,815,127	2,406,676	4,317,945
Total	105,020,934	93,289,194	92,199,504

(1)    Includes depreciation and amortization corresponding to the Corporate Support Units.

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Cash flows from operating activities	242,320,045	429,313,131	262,161,431
Chile operating segment	139,560,085	155,728,711	161,413,504
International business operating segment	3,885,657	228,740,495	58,773,027
Wines operating segment	37,196,293	14,340,011	16,167,068
Others	61,678,010	30,503,914	25,807,832

Cash flows from investing activities	(144,185,726)	(199,002,101)	(173,614,379)
Chile operating segment	(125,009,624)	(115,670,330)	(78,746,298)
International business operating segment	(38,558,437)	(35,475,310)	(32,312,751)
Wines operating segment	(28,895,781)	(16,749,301)	(10,870,574)
Others (1) (*)	48,278,116	(31,107,160)	(51,684,756)

Cash flows from financing activities	(199,420,161)	(52,963,862)	(53,001,198)
Chile operating segment	(14,458,606)	(60,093,788)	(65,996,567)
International business operating segment	25,039,794	(100,573,425)	(8,217,846)
Wines operating segment	439,231	3,741,241	(15,171,642)
Others (1) (*)	(210,440,580)	103,962,110	36,384,857

(1)	Others include Corporate Support Units, due to cash flows are managed by CCU.
(*)	It includes contribution to joint ventures. See Note 8 - Cash and cash equivalents.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Chile operating segment	69,394,303	78,887,075	80,866,369
International Business operating segment	38,524,717	32,756,828	32,312,751
Wines operating segment	22,020,111	16,961,638	10,948,212
Others (1)	10,548,718	2,834,881	1,638,148
Total	140,487,849	131,440,422	125,765,480

(1)   Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Chile operating segment	1,255,267,920	1,183,145,732
International Business operating segment	460,237,744	463,913,523
Wines operating segment	380,892,311	341,959,321
Others (1)	257,292,739	416,846,340
Total	2,353,690,714	2,405,864,916

(1)     Includes assets corresponding to the Corporate Support Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Chile (1)	1,862,882,784	1,924,196,897
Argentina (2)	370,434,173	373,091,516
Uruguay	26,403,153	26,925,415
Paraguay	55,536,326	53,126,091
Bolivia (3)	38,434,278	28,524,997
Total	2,353,690,714	2,405,864,916
(1)

Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.

(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	See Note 15 – Business combinations, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Liabilities as per operating segments

Liabilities as per Operating segment	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Chile operating segment	479,278,341	457,517,605
International Business operating segment	170,050,938	172,893,966
Wines operating segment	139,805,629	112,427,830
Others (1)	121,628,583	273,909,572
Total	910,763,491	1,016,748,973

(1)   Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2019	2018 (*)	2017
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,789,547,058	1,756,252,630	1,678,397,181
Other income		32,993,639	27,029,707	19,963,613
Net sales		1,822,540,697	1,783,282,337	1,698,360,794
Change %		2.2	5.0	-
Cost of sales		(908,318,190)	(860,011,392)	(798,738,655)
% of Net sales		49.8	48.2	47.0
Gross margin		914,222,507	923,270,945	899,622,139
% of Net sales		50.2	51.8	53.0
MSD&A (1)		(704,571,238)	(681,575,822)	(668,783,480)
% of Net sales		38.7	38.2	39.4
Other operating income (expenses)		21,156,983	227,026,626	4,055,543
Adjusted operating result (2)		230,808,252	468,721,749	234,894,202
Change %		(50.8)	99.5	-
% of Net sales		12.7	26.3	13.8
Net financial expense	32	(14,602,562)	(7,766,206)	(19,115,361)
Equity and income of associates and joint ventures	16	(16,431,759)	(10,815,520)	(8,914,097)
Foreign currency exchange differences	32	(9,054,155)	3,299,657	(2,563,019)
Results as per adjustment units	32	(8,255,001)	742,041	(110,539)
Other gains (losses)	31	3,156,799	4,029,627	(7,716,791)
Income before taxes		185,621,574	458,211,348	196,474,395
Tax income (expense)	24	(39,975,914)	(136,126,817)	(48,365,976)
Net income for year		145,645,660	322,084,531	148,108,419
Non-controlling interests	28	15,503,968	15,193,739	18,501,066
Net income attributable to equity holders of the parent		130,141,692	306,890,792	129,607,353
Depreciation and amortization	29	105,020,934	93,289,194	92,199,504
ORBDA (3)		335,829,186	562,010,943	327,093,706
Change %		(40.2)	71.8	-
% of Net sales		18.4	31.5	19.3

(*) The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

See definition of (1), (2) and (3) in information as per Operating segment under this Note.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The following is a reconciliation of our Net income, the main comparable IFRS measure to Adjusted Operating Result for the years ended December 31, 2019, 2018 and 2017:

	For the years ended December 31,
	2019	2018 (*)	2017
	ThCh$	ThCh$	ThCh$
Net income of year	145,645,660	322,084,531	148,108,419
Add (Subtract):
Other gains (losses)	(3,156,799)	(4,029,627)	7,716,791
Finance income	(13,117,641)	(15,794,456)	(5,050,952)
Finance costs	27,720,203	23,560,662	24,166,313
Share of net loss of joint ventures and associates accounted for using the equity method	16,431,759	10,815,520	8,914,097
Foreign currency exchange differences	9,054,155	(3,299,657)	2,563,019
Result as per adjustment units	8,255,001	(742,041)	110,539
Income tax expense	39,975,914	136,126,817	48,365,976
Adjusted operating result	230,808,252	468,721,749	234,894,202
Depreciation and amortization	105,020,934	93,289,194	92,199,504
ORBDA	335,829,186	562,010,943	327,093,706
(*)
The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31.
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(327,543,973)	(314,391,183)	(290,227,129)
Administrative expenses	(136,975,243)	(152,376,458)	(142,514,649)
Other expenses by function	(241,479,749)	(216,236,609)	(238,704,061)
Other expenses included in ´Other expenses by function´	1,427,727	1,428,428	2,662,359
Total MSD&A	(704,571,238)	(681,575,822)	(668,783,480)

Segment information by joint ventures and associates

The Administration of the Company review the financial situation and result of the all of their joint ventures and associated that is described in Note 16 – Investments accounted for using equity method.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 7 Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category as of each year-end are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,412,197	-	11,522,482	-
Market securities and investments in other companies	6,245,817	-	11,010,433	-
Derivative hedge assets	157,344	4,670,538	212,554	3,325,079
Total other financial assets	9,815,358	4,670,538	22,745,469	3,325,079
Accounts receivable - trade and other receivable (net)	300,013,940	3,224,627	320,702,339	3,363,123
Accounts receivable from related parties	3,278,685	118,122	3,048,841	190,865
Total accounts receivables	303,292,625	3,342,749	323,751,180	3,553,988
Sub-Total financial assets	313,107,983	8,013,287	346,496,649	6,879,067
Cash and cash equivalents	196,369,224	-	319,014,050	-
Total financial assets	509,477,207	8,013,287	665,510,699	6,879,067
Bank borrowings	42,447,438	99,749,082	38,160,178	75,200,804
Bonds payable	6,744,739	133,806,947	4,081,175	135,281,303
Lease Liabilities / Financial leases obligations	4,857,097	28,213,259	365,972	17,546,162
Deposits for return of bottles and containers	13,290,754	-	13,967,995	-
Total financial liabilities measured at amortized cost	67,340,028	261,769,288	56,575,320	228,028,269
Derivative financial instruments	240,394	-	4,997,124	-
Derivative hedge liabilities	805,306	-	1,194,502	157,028
Total financial derivative liabilities	1,045,700	-	6,191,626	157,028
Total other financial liabilities (*)	68,385,728	261,769,288	62,766,946	228,185,297
Account payable- trade and other payable	306,655,558	26,550	303,380,168	12,413
Accounts payable to related parties	8,979,434	-	6,936,910	-
Total commercial obligations and other accounts payable	315,634,992	26,550	310,317,078	12,413
Total financial liabilities	384,020,720	261,795,838	373,084,024	228,197,710

(*) See Note 21 - Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

a)    Financial assets and liabilities are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,412,197	3,412,197	11,522,482	11,522,482
Market securities and investments in other companies	6,245,817	6,245,817	11,010,433	11,010,433
Derivative hedge assets	4,827,882	4,827,882	3,537,633	3,537,633
Total other financial assets	14,485,896	14,485,896	26,070,548	26,070,548
Accounts receivable - trade and other receivable (net)	303,238,567	303,238,567	324,065,462	324,065,462
Accounts receivable from related parties	3,396,807	3,396,807	3,239,706	3,239,706
Total accounts receivables	306,635,374	306,635,374	327,305,168	327,305,168
Sub-Total financial assets	321,121,270	321,121,270	353,375,716	353,375,716
Cash and cash equivalents	196,369,224	196,369,224	319,014,050	319,014,050
Total financial assets	517,490,494	517,490,494	672,389,766	672,389,766
Bank borrowings	142,196,520	146,544,455	113,360,982	117,211,707
Bonds payable	140,551,686	189,670,078	139,362,478	187,276,391
Lease Liabilities / Financial leases obligations	33,070,356	41,851,389	17,912,134	24,278,897
Deposits for return of bottles and containers	13,290,754	13,290,754	13,967,995	13,967,995
Total financial liabilities measured at amortized cost	329,109,316	391,356,676	284,603,589	342,734,990
Derivative financial instruments	240,394	240,394	4,997,124	4,997,124
Derivative hedge liabilities	805,306	805,306	1,351,530	1,351,530
Total financial derivative liabilities	1,045,700	1,045,700	6,348,654	6,348,654
Total other financial liabilities (*)	330,155,016	392,402,376	290,952,243	349,083,644
Account payable- trade and other payable	306,682,108	306,682,108	303,392,581	303,392,581
Accounts payable to related parties	8,979,434	8,979,434	6,936,910	6,936,910
Total commercial obligations and other accounts payable	315,661,542	315,661,542	310,329,491	310,329,491
Total financial liabilities	645,816,558	708,063,918	601,281,734	659,413,135

(*) See Note 21 - Other financial liabilities.

The carrying amount of current accounts receivable, cash and cash equivalents and other financial assets and liabilities approximate their fair value due to their short-term nature, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

b)    Financial instruments by category:

As of December 31, 2019	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	3,412,197	-	-	3,412,197
Marketable securities and investments in other companies	6,245,817	-	-	6,245,817
Derivative hedge assets	-	-	4,827,882	4,827,882
Total other financial assets	9,658,014	-	4,827,882	14,485,896
Cash and cash equivalents	-	196,369,224	-	196,369,224
Trade and other receivable (net)	-	303,238,567	-	303,238,567
Accounts receivable from related parties	-	3,396,807	-	3,396,807
Total financial assets	9,658,014	503,004,598	4,827,882	517,490,494

As of December 31, 2019	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	142,196,520	142,196,520
Bonds payable	-	-	140,551,686	140,551,686
Leases liabilities	-	-	33,070,356	33,070,356
Deposits for return of bottles and containers	-	-	13,290,754	13,290,754
Derivative financial instruments	240,394	-	-	240,394
Derivative hedge liabilities	-	805,306	-	805,306
Total Other financial liabilities	240,394	805,306	329,109,316	330,155,016
Account payable- trade and other payable	-	-	306,682,108	306,682,108
Accounts payable to related parties	-	-	8,979,434	8,979,434
Total financial liabilities	240,394	805,306	644,770,858	645,816,558

As of December 31, 2018	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	11,522,482	-	-	11,522,482
Marketable securities and investments in other companies	11,010,433	-	-	11,010,433
Derivative hedge assets	-	-	3,537,633	3,537,633
Total other financial assets	22,532,915	-	3,537,633	26,070,548
Cash and cash equivalents	-	319,014,050	-	319,014,050
Trade and other receivable (net)	-	324,065,462	-	324,065,462
Accounts receivable from related parties	-	3,239,706	-	3,239,706
Total financial assets	22,532,915	646,319,218	3,537,633	672,389,766

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

As of December 31, 2018	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	113,360,982	113,360,982
Bonds payable	-	-	139,362,478	139,362,478
Financial leases obligations	-	-	17,912,134	17,912,134
Deposits for return of bottles and containers	-	-	13,967,995	13,967,995
Derivative financial instruments	4,997,124	-	-	4,997,124
Derivative hedge liabilities	-	1,351,530	-	1,351,530
Total Other financial liabilities	4,997,124	1,351,530	284,603,589	290,952,243
Account payable- trade and other payable	-	-	303,392,581	303,392,581
Accounts payable to related parties	-	-	6,936,910	6,936,910
Total financial liabilities	4,997,124	1,351,530	594,933,080	601,281,734

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year are detailed as follows:

	As of December 31, 2019				As of December 31, 2018
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps CLP/USD	1	2,000	4,571,984	805,306	1	2,000	3,325,079	1,194,502
Less than a year	-	-	-	805,306	1	-	-	1,194,502
Between 1 and 5 years	1	2,000	4,571,984	-	-	2,000	3,325,079	-
Cross currency interest rate swaps USD/EURO	1	11,600	255,898	-	1	11,600	212,554	157,028
Less than a year	-	-	157,344	-	1	-	212,554	-
Between 1 and 5 years	1	11,600	98,554	-	-	11,600	-	157,028
Total	2		4,827,882	805,306	2		3,537,633	1,351,530
Forwards USD	14	72,593	2,989,286	160,803	32	269,371	11,264,711	3,832,634
Less than a year	14	72,593	2,989,286	160,803	32	269,371	11,264,711	3,832,634
Forwards Euro	5	26,393	412,065	79,591	10	79,326	225,815	1,153,302
Less than a year	5	26,393	412,065	79,591	10	79,326	225,815	1,153,302
Forwards CAD	1	800	10,846	-	3	2,650	28,381	3,986
Less than a year	1	800	10,846	-	3	2,650	28,381	3,986
Forwards GBP	-	-	-	-	4	1,030	3,575	7,202
Less than a year	-	-	-	-	4	1,030	3,575	7,202
Total	20		3,412,197	240,394	49		11,522,482	4,997,124
Total instruments	22		8,240,079	1,045,700	51		15,060,115	6,348,654

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently their effects are recorded in Income, in Other gains (losses).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in Note 21 – Other financial liabilities.

As of December 31, 2019
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	8,820,379	EUR	8,564,481	255,898	06-18-2021
Banco de Chile	Flow interest rate on bank bonds	UF	59,233,320	CLP	55,466,642	3,766,678	09-15-2021

As of December 31, 2018
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	8,256,869	EUR	8,201,343	55,526	06-18-2021
Banco de Chile	Flow interest rate on bank bonds	UF	60,388,039	CLP	58,257,462	2,130,577	09-15-2021

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2019, a credit before income taxes of ThCh$  345,986 (ThCh$  63,008 and ThCh$  5,661, in 2018 and  2017, respectively), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.
Level 2

Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2019	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,412,197	-	3,412,197	-
Market securities and investments in other companies	6,245,817	6,245,817	-	-
Derivative hedge assets	4,827,882	-	4,827,882	-
Total other financial assets	14,485,896	6,245,817	8,240,079	-
Derivative financial instruments	240,394	-	240,394	-
Derivative hedge liabilities	805,306	-	805,306	-
Total financial derivative liabilities	1,045,700	-	1,045,700	-

As of December 31, 2018	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	11,522,482	-	11,522,482	-
Market securities and investments in other companies	11,010,433	11,010,433	-	-
Derivative hedge assets	3,537,633	-	3,537,633	-
Total other financial assets	26,070,548	11,010,433	15,060,115	-
Derivative financial instruments	4,997,124	-	4,997,124	-
Derivative hedge liabilities	1,351,530	-	1,351,530	-
Total financial derivative liabilities	6,348,654	-	6,348,654	-

During the year ended as of December 31, 2019, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that  are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 8  Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	ThCh$	ThCh$	ThCh$
Cash on hand	242,308	221,071	97,228
Bank balances	71,393,732	64,085,358	45,389,589
Cash	71,636,040	64,306,429	45,486,817
Time deposits	4,356,420	46,723,278	4,804,224
Securities purchased under resale agreements	101,077,015	196,319,058	102,695,758
Investments in mutual funds	5,888,424	10,194,222	16,586,749
Short term investments classified as cash equivalents	106,965,439	206,513,280	119,282,507
Cash equivalents	111,321,859	253,236,558	124,086,731
Overnight deposits	13,411,325	1,471,063	471,054
Total other cash and cash equivalents	13,411,325	1,471,063	471,054
Total	196,369,224	319,014,050	170,044,602

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The composition of cash and cash equivalents by currency as of December 31, 2019, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	92,440	3,964	-	6,727	-	-	139,177	-	242,308
Bank balances	48,583,607	10,176,489	2,592,865	1,577,902	1,384,395	2,763,191	3,184,376	1,130,907	71,393,732
Cash	48,676,047	10,180,453	2,592,865	1,584,629	1,384,395	2,763,191	3,323,553	1,130,907	71,636,040
Time deposits	2,450,392	1,906,028	-	-	-	-	-	-	4,356,420
Securities purchased under resale agreements	101,077,015	-	-	-	-	-	-	-	101,077,015
Investments in mutual funds	-	-	-	5,888,424	-	-	-	-	5,888,424
Short term investments classified as cash equivalents	101,077,015	-	-	5,888,424	-	-	-	-	106,965,439
Cash equivalents	103,527,407	1,906,028	-	5,888,424	-	-	-	-	111,321,859
Overnight deposits	-	13,411,325	-	-	-	-	-	-	13,411,325
Total other cash and cash equivalents	-	13,411,325	-	-	-	-	-	-	13,411,325
Total	152,203,454	25,497,806	2,592,865	7,473,053	1,384,395	2,763,191	3,323,553	1,130,907	196,369,224

The composition of cash and cash equivalents by currency as of December 31, 2018, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,940	5,290	-	5,477	-	-	132,364	-	221,071
Bank balances	39,692,222	17,550,277	954,640	1,039,825	548,975	2,495,748	1,127,401	676,270	64,085,358
Cash	39,770,162	17,555,567	954,640	1,045,302	548,975	2,495,748	1,259,765	676,270	64,306,429
Time deposits	24,755,756	-	-	21,967,522	-	-	-	-	46,723,278
Securities purchased under resale agreements	196,319,058	-	-	-	-	-	-	-	196,319,058
Investments in mutual funds	-	-	-	10,194,222	-	-	-	-	10,194,222
Short term investments classified as cash equivalents	196,319,058	-	-	10,194,222	-	-	-	-	206,513,280
Cash equivalents	221,074,814	-	-	32,161,744	-	-	-	-	253,236,558
Overnight deposits	-	1,471,063	-	-	-	-	-	-	1,471,063
Total other cash and cash equivalents	-	1,471,063	-	-	-	-	-	-	1,471,063
Total	260,844,976	19,026,630	954,640	33,207,046	548,975	2,495,748	1,259,765	676,270	319,014,050

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The composition of cash and cash equivalents by currency as of December 31, 2017, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	75,623	16,154	-	5,451	-	-	-	-	97,228
Bank balances	30,110,816	4,691,411	182,966	1,391,103	718,348	7,758,211	-	536,734	45,389,589
Cash	30,186,439	4,707,565	182,966	1,396,554	718,348	7,758,211	-	536,734	45,486,817
Time deposits	4,804,224	-	-	-	-	-	-	-	4,804,224
Securities purchased under resale agreements	102,695,758	-	-	-	-	-	-	-	102,695,758
Investments in mutual funds	-	-	-	16,586,749	-	-	-	-	16,586,749
Short term investments classified as cash equivalents	102,695,758	-	-	16,586,749	-	-	-	-	119,282,507
Cash equivalents	107,499,982	-	-	16,586,749	-	-	-	-	124,086,731
Overnight deposits	-	471,054	-	-	-	-	-	-	471,054
Total other cash and cash equivalents	-	471,054	-	-	-	-	-	-	471,054
Total	137,686,421	5,178,619	182,966	17,983,303	718,348	7,758,211	-	536,734	170,044,602

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The composition of time deposits is detailed as follows:

As of December 31, 2019:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco de Chile	12-27-2019	01-03-2020	CLP	2,450,392	0.12
Banco de Chile	12-27-2019	01-09-2020	USD	1,108,307	0.12
Banco de Chile	12-20-2019	01-10-2020	USD	486,897	0.12
Banco de Chile	12-23-2019	01-06-2020	USD	310,824	0.12
Total				4,356,420

As of December 31, 2018:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco de Chile	12-21-2018	01-30-2019	USD	486,812	0.29
Banco de Chile	12-24-2018	01-09-2019	CLP	1,250,613	0.21
Banco de Chile	12-26-2018	01-25-2019	USD	139,017	0.27
Banco de Chile	12-27-2018	01-25-2019	USD	62,548	0.23
Banco Francés - Argentina	12-07-2018	03-07-2019	ARS	5,921,330	0.53
Banco Francés - Argentina	12-12-2018	03-12-2019	ARS	5,110,766	0.50
Banco HSBC - Argentina	12-12-2018	03-12-2019	ARS	4,921,479	0.50
Banco Itaú - Argentina	11-07-2018	01-07-2019	ARS	6,013,947	0.58
Banco Santander - Chile	12-18-2018	01-10-2019	CLP	2,803,033	0.25
Banco Santander - Chile	12-19-2018	01-10-2019	CLP	10,010,400	0.26
Banco Santander - Chile	12-27-2018	01-24-2019	CLP	10,003,333	0.25
Total				46,723,278

As of December 31, 2017:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio - Chile	12-20-2017	01-03-2018	CLP	4,804,224	0.24
Total				4,804,224

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The composition of Securities purchased under resale agreements is detailed as follows:

As of December 31, 2019:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-30-2019	01-02-2020	CLP	1,124,056	0.22
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2019	01-02-2020	CLP	6,176,480	0.22
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-27-2019	01-02-2020	CLP	2,776,880	0.18
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-27-2019	01-02-2020	CLP	489,632	0.18
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-30-2019	01-09-2020	CLP	100,005	0.16
BanChile Corredores de Bolsa S.A.	Banco Bice - Chile	12-27-2019	01-02-2020	CLP	734,448	0.18
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	4,001,333	0.20
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-26-2019	01-03-2020	CLP	9,403,133	0.20
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-27-2019	01-03-2020	CLP	12,003,360	0.21
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-27-2019	01-03-2020	CLP	5,001,400	0.21
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-27-2019	01-03-2020	CLP	4,001,120	0.21
BancoEstado S.A. Corredores de Bolsa	Scotiabank Sudamericano - Chile	12-27-2019	01-02-2020	CLP	1,192,040	0.21
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-27-2019	01-02-2020	CLP	658,478	0.21
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2019	01-09-2020	CLP	200,012	0.18
BancoEstado S.A. Corredores de Bolsa	Scotiabank Sudamericano - Chile	12-27-2019	01-09-2020	CLP	1,200,336	0.21
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2019	01-24-2020	CLP	331,012	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-30-2019	01-24-2020	CLP	369,030	0.18
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	6,002,000	0.20
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2019	01-09-2020	CLP	300,018	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-23-2019	01-06-2020	CLP	300,168	0.21
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-23-2019	01-06-2020	CLP	300,168	0.21
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-23-2019	01-06-2020	CLP	1,200,672	0.21
BancoEstado S.A. Corredores de Bolsa	Scotiabank Sudamericano - Chile	12-30-2019	01-16-2020	CLP	3,864,985	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-30-2019	01-16-2020	CLP	5,959,517	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-30-2019	01-16-2020	CLP	1,000,060	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-30-2019	01-16-2020	CLP	376,110	0.18
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	500,167	0.20
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Sudamericano - Chile	12-27-2019	01-06-2020	CLP	8,363,007	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-27-2019	01-06-2020	CLP	639,513	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	1,500,525	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	1,211,714	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-26-2019	01-03-2020	CLP	2,289,511	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	814,100	0.21
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Sudamericano - Chile	12-26-2019	01-03-2020	CLP	2,926,683	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2019	01-03-2020	CLP	5,705,073	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-26-2019	01-03-2020	CLP	5,109,314	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-26-2019	01-03-2020	CLP	2,950,955	0.21
Total					101,077,015

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

As of December 31, 2018:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-17-2018	01-04-2019	CLP	6,807,616	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-20-2018	01-10-2019	CLP	3,552,994	0.23
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-21-2018	01-10-2019	CLP	1,196,505	0.23
BanChile Corredores de Bolsa S.A.	Banco BICE - Chile	12-21-2018	01-10-2019	CLP	1,997,067	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-10-2019	CLP	709,418	0.23
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-21-2018	01-10-2019	CLP	296,155	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-10-2019	CLP	184,213	0.23
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-21-2018	01-16-2019	CLP	283,475	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-16-2019	CLP	91,813	0.23
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-15-2019	CLP	10,004,000	0.24
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2018	01-10-2019	CLP	300,885	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-10-2019	CLP	1,100,440	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-10-2019	CLP	490,196	0.24
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-10-2019	CLP	5,001,235	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2018	01-15-2019	CLP	3,500,840	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2018	01-15-2019	CLP	1,500,360	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-13-2018	01-14-2019	CLP	4,105,904	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-14-2018	01-02-2019	CLP	1,094,729	0.24
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-14-2018	01-02-2019	CLP	7,009,520	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-14-2018	01-02-2019	CLP	1,911,598	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-14-2018	01-02-2019	CLP	415,536	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-14-2018	01-02-2019	CLP	5,690,513	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-14-2018	01-30-2019	CLP	250,340	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-20-2018	01-30-2019	CLP	500,440	0.24
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-24-2018	01-10-2019	CLP	199,653	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	950,991	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-26-2018	01-30-2019	CLP	2,634,725	0.24
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-26-2018	01-30-2019	CLP	6,702,680	0.24
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-26-2018	01-30-2019	CLP	4,829,042	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2018	01-30-2019	CLP	8,848,606	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-26-2018	01-30-2019	CLP	6,560,550	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-26-2018	01-30-2019	CLP	1,650,525	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-26-2018	01-30-2019	CLP	4,881,954	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio	12-26-2018	01-30-2019	CLP	3,427,727	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-27-2018	01-15-2019	CLP	3,279,009	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-27-2018	01-15-2019	CLP	472,241	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-27-2018	01-10-2019	CLP	600,200	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-27-2018	01-15-2019	CLP	3,001,000	0.25
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	11-30-2018	01-04-2019	CLP	3,899,730	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	11-30-2018	01-04-2019	CLP	2,216,658	0.26
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-13-2018	01-02-2019	CLP	2,859,342	0.25
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-13-2018	01-30-2019	CLP	270,405	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-13-2018	01-16-2019	CLP	233,620	0.25
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-13-2018	01-16-2019	CLP	1,969,680	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-13-2018	01-02-2019	CLP	3,550,258	0.25
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-17-2018	01-02-2019	CLP	2,876,187	0.25
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-17-2018	01-02-2019	CLP	7,880,787	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-17-2018	01-16-2019	CLP	1,474,627	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-17-2018	01-16-2019	CLP	1,550,072	0.25
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-17-2018	01-16-2019	CLP	1,230,260	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-17-2018	01-02-2019	CLP	4,911,284	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-19-2018	01-10-2019	CLP	6,881,358	0.26
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-19-2018	01-10-2019	CLP	7,941,664	0.26
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-19-2018	01-10-2019	CLP	3,822,988	0.26
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-19-2018	01-10-2019	CLP	4,451,265	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-19-2018	01-10-2019	CLP	1,963,352	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-19-2018	01-10-2019	CLP	185,620	0.26
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-19-2018	01-10-2019	CLP	1,967,453	0.26
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-19-2018	01-10-2019	CLP	895,503	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	4,802,350	0.26
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-24-2018	01-10-2019	CLP	2,602,140	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	2,501,517	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-24-2018	01-09-2019	CLP	900,546	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-30-2019	CLP	1,190,413	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-10-2019	CLP	3,801,316	0.26
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-27-2018	01-15-2019	CLP	9,453,276	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-27-2018	01-09-2019	CLP	2,000,692	0.26
Total					196,319,058

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

As of December 31, 2017:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-12-2017	01-05-2018	CLP	369,413	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-14-2017	01-05-2018	CLP	144,116	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-14-2017	01-05-2018	CLP	6,006,912	0.24
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-14-2017	01-05-2018	CLP	196,591	0.24
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-14-2017	01-05-2018	CLP	970,704	0.24
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-14-2017	01-05-2018	CLP	3,796,772	0.24
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-22-2017	01-05-2018	CLP	3,672,751	0.25
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2017	01-05-2018	CLP	2,910,394	0.24
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-26-2017	01-05-2018	CLP	1,591,406	0.24
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-12-2017	01-05-2018	CLP	2,935,603	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-22-2017	01-05-2018	CLP	2,631,974	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	80,020	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-22-2017	01-03-2018	CLP	5,003,750	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-05-2018	CLP	2,750,688	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-05-2018	CLP	3,000,750	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-28-2017	01-05-2018	CLP	5,001,250	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2017	01-05-2018	CLP	4,001,000	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-28-2017	01-05-2018	CLP	1,000,250	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Azul - Chile	12-28-2017	01-05-2018	CLP	1,000,250	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-10-2018	CLP	4,251,063	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2017	01-10-2018	CLP	3,238,217	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-29-2017	01-10-2018	CLP	2,000,333	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-29-2017	01-10-2018	CLP	1,938,656	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-30-2018	CLP	1,250,313	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-29-2017	01-10-2018	CLP	340,057	0.25
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-22-2017	01-10-2018	CLP	2,628,752	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-22-2017	01-10-2018	CLP	1,974,698	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-28-2017	01-15-2018	CLP	3,800,950	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	950,238	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-22-2017	01-10-2018	CLP	1,000,750	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Internacional - Chile	12-28-2017	01-10-2018	CLP	944,884	0.25
BancoEstado S.A. Corredores de Bolsa	Banco BICE - Chile	12-28-2017	01-10-2018	CLP	2,000,500	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-28-2017	01-10-2018	CLP	8,475,346	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-04-2018	CLP	225,056	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-28-2017	01-30-2018	CLP	8,102,025	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-29-2017	01-10-2018	CLP	2,524,410	0.25
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-28-2017	01-10-2018	CLP	3,833,082	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Azul - Chile	12-27-2017	01-08-2018	CLP	1,700,567	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Azul - Chile	12-18-2017	01-18-2018	CLP	290,289	0.23
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-28-2017	01-30-2018	CLP	1,455,543	0.23
BBVA Corredores de Bolsa Ltda.	Scotiabank Azul - Chile	12-28-2017	01-30-2018	CLP	2,425,349	0.23
Valores Security S.A. Corredores de Bolsa	Banco Security - Chile	12-27-2017	01-10-2018	CLP	280,086	0.23
Total					102,695,758

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	13,549,638	59,505,559	49,312,890
Cash flow used for control of subsidiaries or other business (2)	-	49,222,782	7,800,000
Cash flow used in the purchase of non-controlling interests (3)	-	-	1,149,689
Payment for changes in ownership interests in subsidiaries (4)	8,652,268	5,819,495	-
Total	22,201,906	114,547,836	58,262,579

(1)	Corresponds to capital contributions made to Zona Franca Central Cervecera S.A.S.(see Note 16 – Investments accounted using equity method).
(2)

In 2018, the Company, through its subsidiary, CCU Inversiones S.A. correspond to the acquisition of 15.79% of VSPT (see Note 1 – General information, letter D)). In 2017, corresponds to the acquisition of 2.5% of interest in VSPT, through its subsidiary CCU Inversiones S.A. (see Note 1 – General information, letter D)).

(3)	Corresponds to the payment for the acquisition of the 40% of Americas Distilling Investment LLC.
(4)	See Note 15 – Business combinations. For year 2019 letters c) and d) and for year 2018 letters a) and b).

Note 9  Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	3,709,267	1,701	3,565,768	-
Advertising	8,940,821	5,372,024	7,976,638	3,173,523
Advances to suppliers	7,548,987	-	4,695,341	-
Prepaid expenses	1,068,339	1,510,785	1,685,096	1,705,693
Total advances	21,267,414	6,884,510	17,922,843	4,879,216
Guarantees paid	30,592	139,742	62,316	106,571
Consumables	481,494	-	393,234	-
Dividends receivable	614,591	-	423,994	-
Other	1,500	18,045	59,027	21,363
Total other assets	1,128,177	157,787	938,571	127,934
Total	22,395,591	7,042,297	18,861,414	5,007,150

Nature of each non-financial asset:

a)    Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)    Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)    Advances to suppliers: Payments made to suppliers mainly for assets constructions and purchases of property, plants and equipments.

d)    Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

e)    Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)     Materials to be consumed: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)    Dividends receivable: Dividends receivable from associates and joint ventures.

Note 10  Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	154,120,306	-	162,477,091	-
International business operating segment	66,023,849	-	76,166,145	-
Wines operating segment	51,727,913	-	51,478,501	-
Total commercial debtors	271,872,068	-	290,121,737	-
Impairment loss estimate	(5,792,821)	-	(6,059,201)	-
Total commercial debtors - net	266,079,247	-	284,062,536	-
Others accounts receivables (1)	33,934,693	3,224,627	36,639,803	3,363,123
Total other accounts receivable	33,934,693	3,224,627	36,639,803	3,363,123
Total	300,013,940	3,224,627	320,702,339	3,363,123

(1)   As of December 31, 2019, an account receivable is included that relates to the sale of 49% of the participation that CPCh held over Compañía Pisquera Bauzá S.A. where in the current asset it maintains an amount of ThCh$ 1,325,613 (ThCh$ 1,392,650 as of December 31, 2018) and in non-current assets with no balance as of December 31, 2019 (ThCh$ 1,240,461 as of December 31, 2018). The charges received for this transaction as of December 31, 2019 are presented in the Consolidated Statement of Cash Flows, in investment activities, under the heading "Proceeds from the sale of interests in joint ventures"

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Chilean Peso	181,846,678	191,979,443
Argentine Peso	57,199,230	67,553,470
US Dollar	35,796,040	34,113,849
Euro	9,709,996	10,152,559
Unidad de Fomento	3,242,714	2,678,592
Uruguayan Pesos	4,350,677	5,128,068
Paraguayan Guarani	7,411,985	8,774,244
Bolivian	1,919,063	1,340,388
Others currencies	1,762,184	2,344,849
Total	303,238,567	324,065,462

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The detail of the accounts receivable maturities as of December 31, 2019, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	154,120,306	145,910,170	4,488,495	758,196	1,264,373	1,699,072
International business operating segment	66,023,849	60,199,888	4,015,211	20,872	167,968	1,619,910
Wines operating segment	51,727,913	44,080,110	7,317,810	155,026	50,090	124,877
Total commercial debtors	271,872,068	250,190,168	15,821,516	934,094	1,482,431	3,443,859
Impairment loss estimate	(5,792,821)	(745,303)	(664,608)	(344,670)	(877,811)	(3,160,429)
Total commercial debtors - net	266,079,247	249,444,865	15,156,908	589,424	604,620	283,430
Others accounts receivables	33,934,693	33,638,366	105,976	138,377	-	51,974
Total other accounts receivable	33,934,693	33,638,366	105,976	138,377	-	51,974
Total current	300,013,940	283,083,231	15,262,884	727,801	604,620	335,404
Others accounts receivables	3,224,627	3,224,627	-	-	-	-
Total non-current	3,224,627	3,224,627	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2018, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	162,477,091	152,644,412	5,928,791	1,085,806	844,101	1,973,981
International business operating segment	76,166,145	63,419,349	9,546,370	1,092,229	701,571	1,406,626
Wines operating segment	51,478,501	44,304,213	6,248,007	272,721	305,811	347,749
Total commercial debtors	290,121,737	260,367,974	21,723,168	2,450,756	1,851,483	3,728,356
Impairment loss estimate	(6,059,201)	(148,214)	(542,195)	(600,433)	(1,407,848)	(3,360,511)
Total commercial debtors - net	284,062,536	260,219,760	21,180,973	1,850,323	443,635	367,845
Others accounts receivables	36,639,803	36,056,454	321,767	162,295	99,233	54
Total other accounts receivable	36,639,803	36,056,454	321,767	162,295	99,233	54
Total current	320,702,339	296,276,214	21,502,740	2,012,618	542,868	367,899
Others accounts receivables	3,363,123	3,363,123	-	-	-	-
Total non-current	3,363,123	3,363,123	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2019, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 29.1% (27.9% in 2018) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 – Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of December 31, 2019			As of December 31, 2018
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.13%	283,828,534	(745,303)	0.10%	296,424,428	(148,214)
0 a 3 months	4.76%	15,927,492	(664,608)	4.30%	22,044,935	(542,195)
3 a 6 months	36.48%	1,072,471	(344,670)	32.60%	2,613,051	(600,433)
6 a 12 months	100.00%	1,482,431	(877,811)	100.00%	1,950,716	(1,407,848)
More than 12 months	100.00%	3,495,833	(3,160,429)	100.00%	3,728,410	(3,360,511)
Total		305,806,761	(5,792,821)		326,761,540	(6,059,201)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write off normally takes more than 1 year.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Balance at the beginning of year	(6,059,201)	(4,154,752)
First application effect IFRS 9	-	(192,377)
Initial balance restated	(6,059,201)	(4,347,129)
Estimate of expected credit losses up 12 months	(903,754)	(474,984)
Estimate of expected credit losses longer than 12 months	(964,554)	(1,222,877)
Sub total of impairment estimate for accounts receivable	(1,868,308)	(1,697,861)
Provision of repaired portfolio	(129,841)	(149,303)
Uncollectible accounts	1,389,330	527,545
Add back of unused provisions	441,106	597,359
Estimates resulting from business combinations (1)	-	(1,354,559)
Effect of translation into presentation currency	434,093	364,747
Total	(5,792,821)	(6,059,201)

(1)   See Note 15 – Business Combinations, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 11 Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.
(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.
(3)

An agreement of the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the capital contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years with maturing in the year 2023. Consequently, the UF 9,995 will be paid in nine equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4)

An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. and Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments with a last payment maturing on May 31, 2020.

(5)

Business operations agreed upon Chilean pesos between the subsidiary Cervecería Kunstmann S.A. with Cervecería Szot SpA., which will accrue interest corresponding to the nominal TAB rate of 30 days plus spread of 0.78% per year. This operation has a duration of twelve months from September 5, 2018, automatically renewable for equal and successive periods, and any of the parties may terminate in advance, by means of a notice to the other, given thirty days in advance of the date on which it is desired to expire.

(6)

Business operations agreed upon Chilean pesos of the subsidiary Cervecería Guayacán SpA. with Inversiones Diaguitas # 33 SpA., which will accrue interest corresponding to the nominal TAB rate of 30 days plus spread of 0.78% per year. This operation has a duration of eighteen months from May 30, 2019.

The transaction table includes the main transactions made with related parties.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The detail of the accounts receivable and payable from related parties as of December 31, 2019 and 2018, are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2019	As of December 31, 2018
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	1,334	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	19,475	-
76,029,109-9	Inversiones Chile Chico Ltda.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	1,928	2,959
76,079,669-7	Minera Antucoya	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	350	161
76,111,872-2	Inversiones Tv Medios Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	22	33
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	51
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	30,888	51,667
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,437	153
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,046	738
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,948	141
76,481,675-7	Cervecería Szot SpA.	Chile	(5)	Associate of subsidiary (until august 2019)	Loan	CLP	-	50,825
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary (until august 2019)	Services provided	CLP	-	2,869
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary (until august 2019)	Sales of products	CLP	-	23,090
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	11,845	24,029
76,727,040-2	Minera Centinela	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,081	608
76,806,870-4	Transacciones e Inv. Arizona S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	11
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	22,755	23,229
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	192,227	78,435
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	1,277,205	1,222,832
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Services provided	CLP	380,253	751,805
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	5,453	5,070
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	800,000	14,393
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Sales of products	UF	48,353	47,082
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	33,827	32,149
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	2,898	1,478
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,173	1,264
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	32	33
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	2,141	3,929
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	6,841	4,384
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	85	149
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,218	3,167
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	177,270	195,720
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Controller	Services provided	CLP	2,708	3,465
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,325	853
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	889	3,545
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	936	-
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,028	-
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	315
96,790,240-3	Minera Los Pelambres	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	588	300
96,819,020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	22	11
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	32	33
96,892,490-7	Protección y Seguridad S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	248	-
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	9,516	-
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	126,755	139,647
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Remittance send	CLP	-	2,923
96,922,250-7	Agrícola Valle Nuevo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	32	33
96,951,040-5	Inversiones Rosario S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	65	22
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	9,767	44,604
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Remittance send	CLP	-	20,035
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Services provided	CLP	17,626	269,616
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	-	11,071
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Sales of products	USD	77,375	9,480
0-E	QSR S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	688	434
Total							3,278,685	3,048,841

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2019	As of December 31, 2018
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	118,122	143,783
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Sales of products	UF	-	47,082
Total							118,122	190,865

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2019	As of December 31, 2018
							ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	148,288	277,515
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	24,910	32,646
76,460,328-1	Inversiones Diaguitas #33 SpA.	Chile	(6)	Shareholder of subsidiary	Loan	CLP	188,669	-
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Purchase of products	CLP	161,612	-
76,481,675-7	Cervecería Szot SpA.	Chile	(1)	Associate of subsidiary	Purchase of products	CLP	-	2,199
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	9	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	480	8,704
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	72,148	92,129
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,972	4,218
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	258,133	1,160,168
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	-	417
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	919	-
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	1,898	44,239
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	911	1,711
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	76
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	654,756	736,974
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	273	5,868
96,798,520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	807	17,201
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	14,230	41,170
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,792	15,724
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Remittance received	CLP	-	7,869
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	1,806,688	1,204,662
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	76,420	109,091
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	22,230	1,244
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	-	19,920
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Remittance received	CLP	-	46,708
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	-	211,985
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	30,565	11,879
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Services received	USD	145,454	24,449
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	11,893	12,256
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	59,740	120,726
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	1,355,062	1,044,963
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	2,100,423	1,486,100
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	1,554,066	12,879
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services received	USD	-	1,025
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	122	-
0-E	Banco BASA S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	-	18
0-E	Emprendimientos Hoteleros S.A.E.C.A	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	11,334	11,249
0-E	Watt's Alimentos S.A.	Paraguay	(2)	Related joint venture shareholder	Purchase of products	USD	112,891	106,531
0-E	Hoteles Contemporáneos S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	494	-
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	CHF	160,245	62,397
Total							8,979,434	6,936,910

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Most significant transactions and effects on results:

As of December 31, 2019 and 2018 the most significant transactions with related parties that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2019		2018
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	2,813	1,988	2,045	1,454
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	2,054,644	(2,054,644)	2,641,844	(2,641,844)
76,178,803-5	Viña Tabali S.A.	Chile	Related to the controller's shareholder	Services provided	69,567	25,771	90,214	90,214
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	14,493,784	-	4,522,295	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	160,967	(160,967)	159,652	(159,652)
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	9,016	6,372	7,246	5,152
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	135,589	(135,589)	113,507	(113,507)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	796,617	614,988	773,056	589,466
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	544,738	(544,738)	405,845	(405,845)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	6,975,121	4,492,551	5,691,405	3,761,223
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	10,237,934	-	10,555,440	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	2,289,097	2,289,097	2,756,584	2,756,584
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	269,996	(269,996)	302,332	(302,332)
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	3,886,021	-	990,073	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	4,496,965	-	5,432,008	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	928,507	-	768,325	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	36,828	4,285	35,016	3,863
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholder of subsidiary	Sales of products	12,367	8,164	3,731	2,464
90,703,000-8	Nestlé Chile S.A.	Chile	Related to the controller	Dividends paid	4,931,641	-	3,922,143	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	19,952	13,932	20,362	14,330
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	200,481	(200,481)	227,106	(227,106)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	444,367	(444,367)	277,482	(277,482)
92,048,000-4	SAAM S.A.	Chile	Related to the controller's shareholder	Services received	-	-	11,453	(5,366)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	38,007	28,630	34,966	27,973
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,394,919	988,572	1,434,303	1,020,286
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	112,614,526	-	35,137,554	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,176	9,176	9,106	9,106
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	531,200,000	-	1,231,060,000	-
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	552,594,958	274,958	1,220,115,263	1,225,263
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	5,201,040	-	3,823,086	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	86,790	81,906	35,852	28,656
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	-	-	87,894	(87,894)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,188	840	1,095	779
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	187,378	(187,378)	167,149	(167,149)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	41,188	-	83,711	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	306,153	(306,153)	470,325	(470,325)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	14,235,437	-	10,055,050	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	438,258	-	372,088	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	331,083	(331,083)	329,276	(329,276)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	253,789	253,789	258,099	258,099
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	71,885	51,102	38,444	28,125
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	149,209	(149,209)	165,325	(165,325)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	106,006,335	-	374,540,529	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	75,540,396	2,859	42,723,097	(753,383)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	105,256,049	175,733	371,884,715	343,839
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	393,096	(393,096)	368,839	(368,839)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	246,431	223,733	247,781	218,469
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	5,515	(5,515)	24,944	(24,944)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Capital decrease	11,200,000	-	-	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	325,857	325,857	444,677	444,677
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	956,516	-	3,029,169	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate (until july 2019)	Sales of products	-	-	194,516	73,916
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	157,818	(157,818)	67,426	(67,426)
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	13,563,816	-	59,505,559	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	265,594	(265,594)	247,395	(247,395)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	13,916,593	-	11,604,832	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	10,395,266	(10,395,266)	9,678,688	(9,678,688)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	116,703	(116,703)	73,733	(73,733)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,458	797	-	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,284	893	2,003	1,318
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	704	368	671	392
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,304	1,412	7,697	4,737
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	239	60	-	-
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	15,626	9,009	12,401	8,101
0-E	Fundación Ñande Paraguay	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	1,602	947
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,860	1,005	217	107
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	457	135	836	242
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	967	665	5,973	4,154
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	774	543	871	610
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,161	1,040	4,069	2,825
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	93,590	60,787	32,858	19,080
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,489	2,152	25,861	16,339
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	984,337	(984,337)	706,629	(706,629)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

As of December 31, 2018 and 2017 the most significant transactions with related parties that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2018		2017
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	2,045	1,454	1,501	1,200
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	2,641,844	(2,641,844)	2,064,067	(2,064,067)
76,178,803-5	Viña Tabali S.A.	Chile	Related to the controller's shareholder	Services provided	90,214	90,214	85,931	85,931
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	4,522,295	-	4,457,428	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	159,652	(159,652)	183,292	(183,292)
76,481,675-7	Cervecería Szot SpA.	Chile	Associate of subsidiary	Capital contribution	-	-	52,771	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	7,246	5,152	5,085	4,068
76,553,712-6	Heliservicios S.A.	Chile	Related to the controller	Services received	-	-	17,760	(17,760)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	113,507	(113,507)	152,578	(152,578)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	773,056	589,466	640,590	484,283
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	405,845	(405,845)	355,279	(355,279)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	5,691,405	3,761,223	4,807,422	2,884,453
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	10,555,440	-	11,062,488	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	2,756,584	2,756,584	3,154,653	3,154,653
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	302,332	(302,332)	162,589	(162,589)
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	990,073	-	818,433	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	5,432,008	-	4,956,446	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	768,325	-	637,313	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	35,016	3,863	25,204	6,467
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	3,731	2,464	4,727	3,116
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	3,922,143	-	4,158,228	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	20,362	14,330	15,941	12,753
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	227,106	(227,106)	260,177	(260,177)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	277,482	(277,482)	298,865	(298,865)
92,048,000-4	SAAM S.A.	Chile	Related to the controller's shareholder	Services received	11,453	(5,366)	103	(9)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	34,966	27,973	33,441	26,753
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,434,303	1,020,286	1,445,395	1,156,316
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	35,137,554	-	34,633,542	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,106	9,106	9,622	9,622
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	1,231,060,000	-	645,420,000	-
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	1,220,115,263	1,225,263	653,920,000	720,312
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	3,823,086	-	19,251,592	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	35,852	28,656	91,198	72,958
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	87,894	(87,894)	83,946	(83,946)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,095	779	1,150	920
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	167,149	(167,149)	131,269	(131,269)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	83,711	-	55,148	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	470,325	(470,325)	391,598	(391,598)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	10,055,050	-	8,481,780	-
96,919,980-7	Cervecería Austral S.A.	Chille	Joint venture	Dividends received	372,088	-	245,068	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	329,276	(329,276)	333,356	(333,356)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	258,099	258,099	253,473	253,473
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	38,444	28,125	413,117	183,835
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	165,325	(165,325)	369,097	(369,097)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	374,540,529	-	2,146,826	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	42,723,097	(753,383)	63,548,208	5,500,174
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	371,884,715	343,839	21,152,221	3,596
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	368,839	(368,839)	359,579	(359,579)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	247,781	218,469	219,821	175,857
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	24,944	(24,944)	393,705	(393,705)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittance send	-	-	717,900	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	444,677	444,677	731,310	731,310
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	3,029,169	-	2,804,870	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate (until july 2018)	Sales of products	194,516	73,916	425,664	161,752
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	67,426	(67,426)	-	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	-	-	28,232,532	-
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	59,505,559	-	21,080,358	-
0-E	Americas Distilling Investments	United States	Associate of subsidiary	Capital contribution	-	-	1,043,720	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	247,395	(247,395)	211,740	(211,740)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	11,604,832	-	13,493,244	-
0-E	Heineken Brouwerijen B.V	Netherlands	Related to the controller's shareholder	Sales of products	-	-	846,179	634,634
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	9,678,688	(9,678,688)	11,051,487	(11,051,487)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	73,733	(73,733)	166,677	(166,677)
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,003	1,318	2,139	1,497
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	671	392	630	441
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	7,697	4,737	6,358	4,450
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	327	229
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	12,401	8,101	3,162	2,214
0-E	Fundación Ñande Paraguay	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,602	947	2,998	2,099
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	217	107	283	198
0-E	Ganadera las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	836	242	1,575	1,103
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	5,973	4,154	2,714	1,900
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	871	610	-	-
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,069	2,825	7,354	5,148
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	32,858	19,080	31,154	21,808
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	25,861	16,339	58,202	40,741
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	706,629	(706,629)	410,421	(410,421)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 17, 2019, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Hemmo Parson, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law Nº18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held on April 17, 2019. At the same meeting, and according to article 50 bis of Law N° 18,046, the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros shall participate in the Audit Committee´s meetings as observers.

The Ordinary Shareholders´ Meeting referred to above resolved to maintain the remuneration of the Directors agreed at the previous Ordinary Shareholders´ Meeting, which consists of a gross monthly fee for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, regardless of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends, for the Board as a whole, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2019. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ variable remuneration shall be calculated over a maximum 50% of such profits.

Additionally, the Ordinary Shareholders´ Meeting resolved that those Directors that are members of the Directors Committee receive a gross remuneration of UF 50 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to pursuant to article 50 bis of Law Nº 18,046 and Regulation N° 1956 of the CMF. Directors that are members and observers of the Audit Committee receive a gross monthly remuneration of UF 50.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the years ended as of December 31,
	2019 (*)	2018	2017
	ThCh$	ThCh$	ThCh$
Audit's Committee	47,386	29,185	23,222
Directors' Committee	47,154	35,179	23,470
Attendance meetings fee	1,266,892	952,490	962,074
Dividend Participation	6,038,934	2,270,840	2,137,753

(*) Includes payments of attendance meetings fee and dividend participation accrued in 2018.

Chief Executives’ remunerations:

	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Directors' Committee	13,650	16,457	14,195
Attendance meetings fee	190,080	178,913	177,927
Dividend Participation	18,541	22,144	32,692

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Chief Executives’ Remuneration as of December 31, 2019 amounted to ThCh$ 7,993,975 (ThCh$ 7,308,365 in 2018 and ThCh$ 6,449,061 in 2017). The Company grants to the Chief Executives annual bonuses, which have an optional, discretional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the year.

Note 12 Inventories

The inventories balances are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Finished products	83,163,323	83,843,751
In process products	3,539,351	3,109,463
Raw material	129,926,627	127,732,091
In transit raw material	10,556,865	8,488,881
Materials and products	6,494,675	6,206,087
Realizable net value estimate and obsolescence	(1,246,380)	(1,318,036)
Total	232,434,461	228,062,237

The Company wrote off a total of ThCh$ 1,962,689, ThCh$ 3,296,095 and ThCh$ 2,981,075 against net realizable value and obsolescence for the years ended as of December 31, 2019, 2018 and 2017, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Initial balance	(1,318,036)	(1,538,133)
Inventories write-down estimation	(1,642,147)	(3,081,986)
Estimates resulting from business combinations (1)	(210,816)	(101,244)
Inventories recognised as an expense	1,962,689	3,296,095
Business combinations effect	(38,070)	107,232
Total	(1,246,380)	(1,318,036)

(1)   See Note 15 – Business Combinations, letter c).

As of December 31, 2019 and 2018, the Company does not have any inventory pledged as guarantee for financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 13 Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$
As of January 1 2018
Historic cost	8,157,688
Book Value	8,157,688

As of December 31, 2018
Acquisitions	20,871,261
Decreases due to harvesting	(20,634,418)
Other increases (decreases) (1)	95,342
Changes	332,185
Book Value	8,489,873

As of December 31, 2018
Historic cost	8,489,873
Book Value	8,489,873

As of December 31, 2019
Acquisitions	14,028,209
Decreases due to harvesting	(13,153,317)
Other increases (decreases) (1)	94,306
Changes	969,198
Book Value	9,459,071

As of December 31, 2019
Historic cost	9,459,071
Book Value	9,459,071

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 14 Non-current assets of disposal groups classified as held for sale

a)        International Business Operating segment

-

During September 2015, the Board of subsidiary Saenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the Real Estate Broker.

b)        Wine Operating segment

-

In 2015, the Board of subsidiary Viña Valles de Chile S.A. (legal and continuing successor of Viña Misiones de Rengo S.A. after the merge performed on June 1, 2013) authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región. Due to the aforementioned these assets were classified as Non-current assets classified as held for sale.

At the date of issuance of these Consolidated Financial Statements these assets, by an amount of ThCh$ 1.884.958, were reclassified as PPE considering all the requirements stablished by IFRS 5 Non-current assets classifies as held for sale.

-

During the last quarter of 2009, the Board of Tamarí S.A. (merged with Finca la Celia S.A. legal and continuing successor as of April 1, 2011) authorized the sale of fixed assets which includes the winery with facilities for processing and storage of wines as well as of acres that surround it and the guest house for an amount of ThCh$ 529.415.

During 2010, the Company hired a specialist broker for such assets. Later, on December 13, 2011 a contract was signed for the sale of these assets, receiving payments for US$ 150.000 and a guarantee for US$ 700.000.

At the date of issuance of these Consolidated Financial Statements this transaction is presented net of impairment provision in Trade and other current receivables.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale on December 31, 2019:

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Land	228,181	1,894,078
Constructions	144,985	718,203
Machinery	9,972	168,326
Total	383,138	2,780,607

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 15 Business Combinations

a)  Bebidas Bolivianas BBO S.A.

      On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BBO S.A. a Bolivian closed stock company that produces soft drinks and beers in three factories located in the cities of Santa Cruz de la Sierra and Nuestra Señora de la Paz. The amount of this transaction was US$ 24.303.000, equivalents to ThCh$ 13,776,885. On December 9, 2015, the Company paid an increased of capital for an amount of US$ 2,720,000, equivalents to ThCh$ 1,921,245. On June 8, 2016 and November 10, 2016, the Company paid an increased of capital for an amount of US$ 2,221,696, equivalents to ThCh$ 1,510,420 and US$ 1,019,970, equivalents to ThCh$ 663,951, respectively. This transaction did not change the percentage of participation because both partners concurred in proportion to their current participation.

      Subsequently, on August 9, 2018, the Company acquired an additional 17% of the shares of BBO for an amount of US$ 8,500,000, equivalents to ThCh$ 5,457,935, remaining with a 51% stake in BBO, on this date the Company proceeded to consolidate this business.

      The Company has determined the fair values of assets and liabilities for this business combination (see Note 1 – General information, letter D).

On September 20, 2018, the Company paid committed capital of US$ 1,530,029 (equivalent to ThCh$ 1,044,688) in BBO. This transaction did not change the percentage of participation because both partners concurred in proportion to their current participation.

On June 28, 2019 and on July 11, 2019 the subsidiary CCU Inversiones II Ltda. made capital contributions to Bebidas Bolivianas BBO S.A. for an amount of US$ 1,249,713 (equivalent to ThCh$ 849,630) and an amount of US$ 178,305 (equivalents to ThCh$ 122,210) respectively. This transaction did not change the percentage of participation because both partners concurred in proportion to their current participation.

b)  Cervecera Guayacán SpA.

      On August 31, 2018, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 30.0004% of the stock rights of Cervecera Guayacán SpA., for an amount of ThCh$ 361,560, equivalent to 39,232 shares and the subscription and payment of ThCh$ 470,711, equivalent to 49,038 shares. As a consequence above mentioned CK has the 50.0004% stake in Cervecera Guayacán SpA.

      The Company has determined the fair values of assets and liabilities for this business combination (see Note 1 - General information, letter D).

c)  Bodega San Juan S.A.U.

      In December 2018, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) signed an agreement to acquire a part of the Pernod Ricard wine business in Argentina. The purchase agreement, subject to local regulatory approval, included the Argentine wine brands Graffigna, Colón and Santa Silvia, which represent approximately 1.5 million boxes of 9-liter wine bottles per year. Bodegas Graffigna has a winery warehouse in the province of San Juan, two fields in the same province, and a field in Mendoza.

On January 28, 2019, the Argentine subsidiary Finca La Celia S.A. established the company Bodega San Juan S.A.U. making a capital contribution of ARS 100,000, in order to use it as a vehicle for the acquisition of the Graffigna, Colón and Santa Silvia wine business of Pernod Ricard Argentina S.R.L., in addition to the purchase of Graffigna winery and the Pocito vineyards, Cañada Honda and La Consulta.

On May 31, 2019, the subsidiary VSPT made a capital contribution to the subsidiary Finca La Celia S.A. by US$ 14,000,000, equivalent to ThCh$ 9,910,040 and on the same date the subsidiary Finca La Celia S.A. made a capital contribution to Bodega San Juan S.A.U. for US$ 2,806,820, equivalent to ThCh$ 1,986,836.

The contributions indicated above were used to purchase assets from Pernod Ricard Argentina S.R.L.

For the acquisition described above, the provisional fair values of the assets and liabilities have been determined (see Note 1 – General information, letter D).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

d)  Cervecería Szot SpA.

On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5,001% of Cervecería Szot SpA. coming from the purchase of 5,001 shares, equivalent to ThCh$ 6,156. As a result of the aforementioned, CK reached a total interest of 50.001% on said subsidiary.

For the acquisition described above, the provisional fair values of the assets and liabilities have been determined (see Note 1 – General information, letter D).

As of December 31, 2019, the Company has no other business combinations.

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of December 31, 2019 and 2018, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2019	As of December 31, 2018
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50,00	8,607,390	7,327,949
Foods Compañía de Alimentos CCU S.A. (1)	50,00	1,709,803	12,012,276
Central Cervecera de Colombia S.A.S.	50,00	25,334,386	40,681,482
Zona Franca Central Cervecera S.A.S.	50,00	99,278,045	80,766,534
Total joint ventures		134,929,624	140,788,241
Other companies		1,168,438	1,229,540
Total associated		1,168,438	1,229,540
Total		136,098,062	142,017,781

(1)     See Note 16 – Investments accounted for using equity method, number (2).

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The result accrued in joint ventures and associates are detailed as follows:

	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	1,930,395	1,638,811	952,235
Foods Compañía de Alimentos CCU S.A.	897,526	792,376	165,905
Central Cervecera de Colombia S.A.S.	(18,755,448)	(11,804,950)	(8,646,651)
Zona Franca Central Cervecera S.A.S.	(562,416)	(391,465)	87,583
Total joint ventures	(16,489,943)	(9,765,228)	(7,440,928)
Bebidas Bolivianas BBO S.A. (1)	-	(921,812)	(1,459,916)
Other companies (2)	58,184	(128,480)	(13,253)
Total associated	58,184	(1,050,292)	(1,473,169)
Total	(16,431,759)	(10,815,520)	(8,914,097)

(1)   See Note 15 – Business combinations, letter a).

(2)   See Note 15 – Business combinations, letter b).

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Balance at the beginning of year	142,017,781	99,270,280
Other payments to acquire interests in joint ventures	13,549,638	59,505,559
Participation in the joint ventures and associates (loss)	(16,431,759)	(10,815,520)
Capital decrease (1)	(11,200,000)	-
Dividends received	(614,591)	(423,994)
Business combinations (2)	(241,885)	(14,144,241)
Others	9,018,878	8,625,697
Total	136,098,062	142,017,781

(1)   See Note 16 – Investments accounted for using equity method, number (2).

(2)   See Note 15 – Business combinations.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

A closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU S.A. (Foods)

Foods, is a closed stock company that participated in the business of snacks and foods in Chile. At the end of 2015, Foods sold the Calaf and Natur brands to Empresas Carozzi S.A. In addition Foods was the main shareholder of Alimentos Nutrabien S.A. and owned the Nutra Bien brand. On December 17, 2018, Foods and subsidiary CCU Inversiones S.A. sold 100% of the shares of Alimentos Nutrabien S.A. to Ideal S.A.

On November 18, 2019 at the Ordinary Shareholders Meeting, it was agreed to decrease the capital of the company by an amount of ThCh$ 22,400,000, leaving a final capital of ThCh$ 12,144,358. This decrease was paid in proportion to the number of shares held by each shareholder as of the date of said Meeting.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

(3) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II Limitada, and Grupo Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Inversiones ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operations, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was US$ 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC. CCC markets these products.

For the purposes above, previous associations involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

The Parties will also invest in CCC and ZF CC an approximate amount of US$ 200,000,000 in equal parts, following a gradual investment plan agreed by the parties.

As of December 31, 2019 and 2018, the total amount contributed to CCC and ZF CC was US$ 255,734,458 (equivalents to ThCh$ 166,698,958) and US$ 236,857,949 (equivalents to ThCh$ 153,149,320), respectively.

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2019.

As of December 31, 2019 and 2018, the significant items of the financial statements of 100% of joint ventures and associates are summarized as follows:

	Joint ventures	Joint ventures
	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Assets and Liabilities
Current assets	135,905,220	206,761,242
Non-current assets	319,779,443	246,997,507
Current liabilities	122,826,437	172,143,127
Non-current liabilities	65,850,124	2,893,856

	Joint ventures			Associates
	For the years ended as of December 31,
	2019	2018	2017	2017
	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	124,808,755	70,296,729	57,417,288	19,760,918
Operating result	(42,670,725)	(21,173,985)	(18,606,383)	(4,086,973)
Net income for year	(31,752,130)	(19,886,274)	(14,352,788)	(4,462,733)
Other comprehensive income	(49,363,608)	(24,720,721)	(27,052,015)	(5,761,515)
Depreciation and amortization	(752,201)	(2,656,715)	(2,618,567)	(2,818,923)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 17  Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2018
Historic cost	63,804,999	31,499,321	2,250,027	659,730	98,214,077
Accumulated amortization	-	(20,674,588)	-	(507,009)	(21,181,597)
Book Value	63,804,999	10,824,733	2,250,027	152,721	77,032,480

As of December 31, 2018
Additions (1)	16,647,981	3,431,842	784,900	-	20,864,723
Additions for business combinations (cost) (2)	7,168,245	67,119	-	-	7,235,364
Divestitures (cost)	-	-	(92,415)	-	(92,415)
Amortization of year	-	(2,999,205)	-	(39,751)	(3,038,956)
Conversion effect	(1,251,533)	(164,197)	-	(44,251)	(1,459,981)
Effect of conversion (amortization)	-	(212,119)	-	(23,841)	(235,960)
Others increase (decreased) (3)	18,117,445	323,268	-	218,174	18,658,887
Changes	40,682,138	446,708	692,485	110,331	41,931,662
Book Value	104,487,137	11,271,441	2,942,512	263,052	118,964,142

As of December 31, 2018
Historic cost	104,487,137	35,157,353	2,942,512	833,653	143,420,655
Accumulated amortization	-	(23,885,912)	-	(570,601)	(24,456,513)
Book Value	104,487,137	11,271,441	2,942,512	263,052	118,964,142

As of December 31, 2019
Additions	-	7,624,915	268,321	-	7,893,236
Additions for business combinations (cost) (2)	393,946	-	-	-	393,946
Amortization of year	-	(3,363,211)	-	(99,933)	(3,463,144)
Conversion effect	(12,069,829)	(478,931)	-	(121,562)	(12,670,322)
Effect of conversion (amortization)	-	188,764	-	37,420	226,184
Others increase (decreased) (3)	13,535,980	605,356	-	133,288	14,274,624
Changes	1,860,097	4,576,893	268,321	(50,787)	6,654,524
Book Value	106,347,234	15,848,334	3,210,833	212,265	125,618,666

As of December 31, 2019
Historic cost	106,347,234	42,908,693	3,210,833	845,379	153,312,139
Accumulated amortization	-	(27,060,359)	-	(633,114)	(27,693,473)
Book Value	106,347,234	15,848,334	3,210,833	212,265	125,618,666

(1) Corresponds mainly to the brands mentioned in Note 1 – General information, letter C).

(2) See Note 15 – Business combinations.

(3) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

There are no restrictions or pledges on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2019	As of December 31, 2018
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	32,109,965	31,659,575
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Cervecería Kunstmann S.A. (3) (5)	1,091,223	1,091,223
	Sub-Total	35,730,970	35,280,580
International Business	CCU Argentina S.A. and subsidiaries (1)	38,839,911	36,807,884
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,482,090	2,651,576
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,542,203	3,558,832
	Bebidas Bolivianas BBO S.A. (2)	5,864,121	6,363,540
	Sub-Total	50,728,325	49,381,832
Wines	Viña San Pedro Tarapacá S.A. (4)	19,887,939	19,824,725
	Sub-Total	19,887,939	19,824,725
Total		106,347,234	104,487,137

(1)   See Note 1 – General Information, letter C).

(2)   See Note 15 – Business combinations, letter a).

(3)   See Note 15 – Business combinations, letter b).

(4)   See Note 15 – Business combinations, letter c).

(5)   See Note 15 – Business combinations, letter d).

Management has not found any evidence of impairment of intangible assets. The same methodology described in Note 18 - Goodwill, has been used for trademarks with indefinite useful lives.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2018
Historic cost	94,617,474
Book Value	94,617,474

As of December 31, 2018
Additions for business combinations (1)	10,832,577
Other increases (decreases) (2)	21,881,066
Conversion effect	(4,286,216)
Changes	28,427,427
Book Value	123,044,901

As of December 31, 2018
Historic cost	123,044,901
Book Value	123,044,901

As of December 31, 2019
Additions for business combinations (1)	306,691
Other increases (decreases) (2)	9,153,712
Conversion effect	(7,549,866)
Changes	1,910,537
Book Value	124,955,438

As of December 31, 2019
Historic cost	124,955,438
Book Value	124,955,438

(1) See Note 15 – Business combinations, letter a) and d).

(2) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2019	As of December 31, 2018
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	5,892	8,679
	Cervecería Kunstmann S.A.	456,007	456,007
	Cervecería Szot SpA. (1)	202,469	-
	Sub-Total	44,609,849	44,410,167
International Business	CCU Argentina S.A. and subsidiaries	26,014,868	24,863,266
	Marzurel S.A., Coralina S.A. and Milotur S.A.	4,422,841	4,839,916
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,214,846	5,236,732
	Bebidas Bolivianas BBO S.A. (2)	12,276,890	11,278,676
	Sub-Total	47,929,445	46,218,590
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		124,955,438	123,044,901

(1)   See Note 15 – Business combinations, letter d).

(2)   See Note 15 – Business combinations, letter a).

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flow model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2020 ThCh$	138,497	39,347	919	827	2,324
Perpetual growth	3.00%	2.20%	3.00%	2.20%	4.50%
Discount rate	7.53%	17.25%	9.31%	10.25%	10.00%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and / or intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units / brands. An exceptionally longer period of time (no longer than ten years), is considered for those units / brands that require a longer maturation period.

Cash Flow: To determine the value in use, the Company has used cash flow projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Management’s cash flow projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Paraguay and Argentina, a perpetuity rate of 2.2% is used, consistent with the expected long-term growth for these countries. For Bolivia, a perpetuity rate of 4.5% equivalent to long-term inflation is used. In the case of Uruguay, a perpetuity rate of 3.0% is used, which is composed by the average inflation rate of the United States of America mentioned above, plus an 80% of Uruguay's potential GDP growth in the long term (1.0% - 1.1%).

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

According to the sensitivities calculated, the Administration determines that there is no reasonably possible change in the assumptions tested that could cause the carrying amount exceeds the recoverable value. As of December 31, 2019, the Administration has not noted signs of impairment in Goodwill or Intangible assets with indefinite useful lives.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under construction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2018
Historic cost	622,388,974	485,977,017	159,541,057	142,280,575	108,606,889	79,194,908	29,367,600	1,627,357,020
Accumulated depreciation	(179,320,875)	(280,432,996)	(86,748,741)	(94,621,343)	-	(53,842,782)	(14,476,855)	(709,443,592)
Book Value	443,068,099	205,544,021	72,792,316	47,659,232	108,606,889	25,352,126	14,890,745	917,913,428

As of December 31, 2018
Additions	-	-	-	-	123,230,196	-	-	123,230,196
Additions of historic cost by business combination	12,734,666	7,481,173	4,940,095	3,656,444	99,432	824,392	-	29,736,202
Additions of accumulated depreciation by business combination	(762,783)	(7,432,623)	(2,384,378)	(2,509,968)	-	(752,521)	-	(13,842,273)
Transfers	39,838,515	45,234,574	26,616,253	16,798,523	(137,622,837)	6,919,683	2,215,289	-
Conversion effect historic cost	(5,754,382)	(14,801,093)	(20,321,228)	(6,309,411)	(1,509,220)	(594,460)	(159,909)	(49,449,703)
Write off (cost)	(72,907)	(2,578,367)	(3,449,791)	(13,306,471)	-	(1,797,179)	-	(21,204,715)
Write off (depreciation)	5,707	2,397,406	2,541,051	13,063,328	-	1,270,646	-	19,278,138
Capitalized interests	-	-	-	-	609,921	-	-	609,921
Depreciation	(17,172,212)	(27,289,843)	(23,911,356)	(14,882,856)	-	(6,025,870)	(1,017,002)	(90,299,139)
Conversion effect depreciation	707,133	6,290,990	12,688,447	5,358,799	-	288,185	92,393	25,425,947
Others increase (decreased) (1)	26,662,381	31,149,984	19,091,618	2,850,058	4,240,542	290,325	673,686	84,958,594
Divestitures (cost)	(2,476,636)	(790,001)	(5,687,343)	(2,573,198)	(226,716)	(4,051,693)	(1,206,401)	(17,011,988)
Divestitures (depreciation)	85,208	264,080	4,249,122	2,417,657	-	3,960,623	945,333	11,922,023
Changes	53,794,690	39,926,280	14,372,490	4,562,905	(11,178,682)	332,131	1,543,389	103,353,203
Book Value	496,862,789	245,470,301	87,164,806	52,222,137	97,428,207	25,684,257	16,434,134	1,021,266,631

As of December 31, 2018
Historic cost	693,438,996	552,095,601	180,757,354	143,550,263	97,428,207	80,890,915	30,862,740	1,779,024,076
Accumulated depreciation	(196,576,207)	(306,625,300)	(93,592,548)	(91,328,126)	-	(55,206,658)	(14,428,606)	(757,757,445)
Book Value	496,862,789	245,470,301	87,164,806	52,222,137	97,428,207	25,684,257	16,434,134	1,021,266,631

As of December 31, 2019
Additions	-	-	-	-	131,852,714	-	-	131,852,714
Additions of historic cost by business combination	8,271,085	2,605,523	2,672	-	-	-	-	10,879,280
Additions of accumulated depreciation by business combination	(5,168)	(14,806)	(838)	-	-	-	-	(20,812)
Transfers	39,314,971	29,945,516	19,737,192	18,915,984	(117,631,917)	7,304,360	2,413,894	-
Conversion effect historic cost	(11,615,913)	(18,521,702)	(18,784,647)	(5,216,819)	(1,119,515)	(299,589)	(244,966)	(55,803,151)
Write off (cost)	(916,048)	(1,686,432)	(5,447,699)	(19,566,224)	-	(18,177,535)	-	(45,793,938)
Write off (depreciation)	772,278	1,250,400	4,464,153	19,540,873	-	18,095,047	-	44,122,751
Capitalized interests	-	-	-	-	909,256	-	-	909,256
Depreciation (2)	(22,502,711)	(32,380,334)	(23,542,865)	(15,756,612)	-	(6,904,318)	(1,132,431)	(102,219,271)
Conversion effect depreciation	399,539	2,071,105	5,068,567	1,712,436	-	152,781	-	9,404,428
Others increase (decreased) (1)	13,715,717	24,772,155	15,358,642	3,240,126	5,731,215	269,831	273,374	63,361,060
Divestitures (cost)	(1,861)	(40,001)	(405,192)	(5,835,237)	(583,270)	(8,872)	(428,543)	(7,302,976)
Divestitures (depreciation)	1,609	2,064	336,276	5,758,846	-	6,986	-	6,105,781
Additions by IFRS 16	16,411,597	2,879,880	-	-	-	1,480,925	-	20,772,402
Changes	43,845,095	10,883,368	(3,213,739)	2,793,373	19,158,483	1,919,616	881,328	76,267,524
Book Value	540,707,884	256,353,669	83,951,067	55,015,510	116,586,690	27,603,873	17,315,462	1,097,534,155

As of December 31, 2019
Historic cost	760,199,222	592,555,555	190,100,694	133,582,436	116,586,690	72,083,918	31,942,579	1,897,051,094
Accumulated depreciation	(219,491,338)	(336,201,886)	(106,149,627)	(78,566,926)	-	(44,480,045)	(14,627,117)	(799,516,939)
Book Value	540,707,884	256,353,669	83,951,067	55,015,510	116,586,690	27,603,873	17,315,462	1,097,534,155

(1)    Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

(2)    Includes depreciation of the right of use assets according to IFRS16. See Note 4 - Accounting changes, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The balance of the land at the end of each year is as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Land	265,724,058	249,548,928
Total	265,724,058	249,548,928

Capitalized interest as of December 31, 2019, amounted ThCh$ 909,256  (ThCh$  609,921 in 2018 and ThCh$ 1,042,045 in 2017)), using an annually capitalization rate of 3.68% (3.71% in 2018 and 4.25% in 2017).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2019, the Company maintained approximately 5,080 hectares of which 4,046 are for vines in production stage. Of the total hectares mentioned above, 3,710 correspond to own land and 336 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2019, the production in plant vines yield was approximately 52.9 million kilos of grapes (52.4 million kilos of grapes in 2018).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to the impairment losses of property, plant and equipment, the Management has not perceived evidence of impairment with respect to these at December 31, 2019.

The depreciation for the year ended as of December 31, 2019 and 2018, recognized in net incomes and other assets is as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Recognized in net incomes	99,466,718	87,569,949
Recognized in others assets	2,752,553	2,729,190
Total	102,219,271	90,299,139

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Assets under leases:

The carrying amount of land and buildings, machinery, equipment and accessories and other properties, plant and equipment relates to lease agreements.

The movement of the assets for right of use as of December 31, 2019 is as follows:

	Land and buildings	Machinery	Fixtures and accessories	Other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2019
Historic cost	13,585,966	206,968	-	49,863	13,842,797
Accumulated depreciation	(1,334,818)	(181,824)	-	(6,095)	(1,522,737)
Book Value (*)	12,251,148	25,144	-	43,768	12,320,060

As of December 31, 2019
Conversion effect historic cost	-	-	(4,542)	-	(4,542)
Depreciation	86,001	3,427	(1,947)	-	87,481
Conversion effect depreciation	-	-	1,879	68	1,947
Others increase (decreased) (1)	(1,672,077)	(8,750)	14,111	(923)	(1,667,639)
Additions of right of use assets	16,406,527	2,907,407	1,400,812	57,656	20,772,402
Depreciation of right of use assets	(3,670,669)	(1,495,128)	(504,841)	(34,950)	(5,705,588)
Changes	11,149,782	1,406,956	905,472	21,851	13,484,061
Book Value	23,400,930	1,432,100	905,472	65,619	25,804,121
As of December 31, 2019
Historic cost	28,320,416	3,105,625	1,410,382	106,596	32,943,019
Accumulated depreciation	(4,919,486)	(1,673,525)	(504,910)	(40,977)	(7,138,898)
Book Value	23,400,930	1,432,100	905,472	65,619	25,804,121

(1)   It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.

(*)   Corresponds to the financial leases obligations under IAS 17.

In Note 21 – Other financial liabilities, letter B) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 20 Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2018
Historic cost	4,458,835	2,131,827	6,590,662
Depreciation	-	(765,303)	(765,303)
Book Value	4,458,835	1,366,524	5,825,359

As of December 31, 2018
Additions	-	3,613	3,613
Depreciation	-	(49,728)	(49,728)
Conversion effect (depreciation)	(429,377)	(269,737)	(699,114)
Conversion effect	-	68,416	68,416
Other increases (decreases) (1)	2,695,795	871,615	3,567,410
Changes	2,266,418	624,179	2,890,597
Book Value	6,725,253	1,990,703	8,715,956

As of December 31, 2018
Historic cost	6,725,253	2,737,318	9,462,571
Depreciation	-	(746,615)	(746,615)
Book Value	6,725,253	1,990,703	8,715,956

As of December 31, 2019
Additions	-	132,462	132,462
Divestitures	(695,289)	-	(695,289)
Depreciation	-	(64,088)	(64,088)
Conversion effect (depreciation)	(1,042,090)	(391,483)	(1,433,573)
Conversion effect	-	23,854	23,854
Other increases (decreases) (1)	1,191,644	442,308	1,633,952
Changes	(545,735)	143,053	(402,682)
Book Value	6,179,518	2,133,756	8,313,274

As of December 31, 2019
Historic cost	6,179,518	2,920,605	9,100,123
Depreciation	-	(786,849)	(786,849)
Book Value	6,179,518	2,133,756	8,313,274

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one apartment for being leased and generating ThCh$ 3,825 revenue during year 2019 (ThCh$ 158,235 in 2018 and ThCh$ 193,839 in 2017). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 104,334 for year 2019 (ThCh$ 97,312 in 2018 and ThCh$ 135,064 in 2017). In addition, the expenses associated with such investment properties amounted to ThCh$ 67,096 for the year ended as of December 31, 2019 (ThCh$ 50,874 in 2018 and ThCh$ 60,452 in 2017).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 96% of the carrying amount is ThCh$ 10,939,073.

Management has not detected any evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (*)	42,447,438	99,749,082	38,160,178	75,200,804
Bonds payable (*)	6,744,739	133,806,947	4,081,175	135,281,303
Leases liabilities (*) / Financial leases obligations (*)	4,857,097	28,213,259	365,972	17,546,162
Derivative financial instruments (**)	240,394	-	4,997,124	-
Derivative hedge liabilities (**)	805,306	-	1,194,502	157,028
Deposits for return of bottles and containers	13,290,754	-	13,967,995	-
Total	68,385,728	261,769,288	62,766,946	228,185,297

(1)  See Note 5 – Risk administration.

(2) See Note 7 – Financial instruments.

(*) Includes leases recognized by IFRS 16, See Note 4 - Accounting changes, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The maturities and interest rates of these obligations are detailed as follows:

Current loan and financial obligation

As of December 31, 2019:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	2,037	2,629	4,666	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	10,715,017	10,715,017	At maturity	2.20
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	11,370,518	11,370,518	At maturity	2.47
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	7,629,611	7,629,611	At maturity	3.08
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	9,089	9,089	At maturity	2.90
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	45,102	45,102	At maturity	3.64
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	319,034	319,034	At maturity	4.56
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	4,500	18,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	-	22,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	9,761	3,286	13,047	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	22,183	30,027	52,210	Monthly	5.14
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	16,667	11,113	27,780	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	20,834	27,776	48,610	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	25,468	-	25,468	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,300	-	41,300	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	30,880	20,791	51,671	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	39,281	53,063	92,344	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	31,200	83,600	114,800	Monthly	5.16
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	300,155	-	300,155	Monthly	0.31
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	997,853	-	997,853	Monthly	2.34
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	45,100	-	45,100	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	6,384	400,000	406,384	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	296,906	299,397	596,303	Monthly	5.02
96,981,310-6	Cervecería Kunstmann S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	-	14,896	14,896	At maturity	3.83
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	8,444	8,444	At maturity	4.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,589,137	1,589,137	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	322,400	-	322,400	At maturity	4.68
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	4,385,390	-	4,385,390	At maturity	55.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,474,461	-	2,474,461	At maturity	53.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	41,808	-	41,808	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	332,747	331,593	664,340	Monthly	4.80
Total							9,478,815	32,968,623	42,447,438

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	22,133	66,397	88,530	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	93,127	284,229	377,356	Monthly	3.95
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	541	631	1,172	Monthly	17.00
Subtotal							115,801	351,257	467,058
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	25,324	81,810	107,134	Monthly	1.48
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	104,848	495,766	600,614	Monthly	4.73
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	133,037	483,206	616,243	Monthly	4.56
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	492,185	1,596,949	2,089,134	Monthly	1.92
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	26,841	76,616	103,457	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	329,178	490,070	819,248	Monthly	10.16
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	13,553	40,656	54,209	Monthly	5.95
Subtotal leases by IFRS 16 (**)							1,124,966	3,265,073	4,390,039
Total							1,240,767	3,616,330	4,857,097

(*) The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

(**) The interest rates for IFRS 16 correspond to average rates.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	661,567	5,128,436	5,790,003	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	-	954,736	954,736	Semiannual	2.90
Total							661,567	6,083,172	6,744,739

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

As of December 31, 2018:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	1,091	3,578	4,669	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	-	10,535,493	10,535,493	At maturity	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	USD	-	5,670,991	5,670,991	At maturity	2.90
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	10,576,858	10,576,858	At maturity	2.96
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	11,007	-	11,007	At maturity	3.38
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	309,108	309,108	At maturity	4.56
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	10,829	7,300	18,129	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	40,500	54,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	18,868	18,666	37,534	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	67,500	90,000	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	16,666	50,000	66,666	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	20,833	62,501	83,334	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	31,200	93,600	124,800	Monthly	5.16
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,700	125,100	166,800	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	73,030	224,475	297,505	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	28,669	64,826	93,495	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	39,951	90,476	130,427	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	37,588	115,166	152,754	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	9,192	28,382	37,574	Monthly	6.12
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	45,100	-	45,100	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	6,536	-	6,536	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	210,510	647,019	857,529	Monthly	5.02
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,026,099	1,026,099	At maturity	3.64
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	2,016,815	2,016,815	At maturity	3.98
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	326,560	-	326,560	At maturity	4.68
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	ARS	226,995	278,924	505,919	Monthly	32.50
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	506,614	545,956	1,052,570	Quarterly	23.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	736,905	-	736,905	At maturity	64.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	245,193	-	245,193	At maturity	6.20
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	-	208,701	208,701	At maturity	4.30
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	210,949	-	210,949	At maturity	5.25
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	210,101	-	210,101	At maturity	6.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	388,865	-	388,865	At maturity	49.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	238,536	-	238,536	At maturity	66.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	643,278	643,278	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	136,453	136,453	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	116,959	116,959	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	-	38,986	38,986	Quarterly	68.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Superville	Argentina	USD	-	210,829	210,829	At maturity	6.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	38,735	-	38,735	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	110,633	326,783	437,416	Monthly	4.80
Total							3,878,856	34,281,322	38,160,178

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
76,077,848-6	Cervecera Belga de la Patagonia S.A.	Chile	97,015,000-5	Banco Santander	Chile	UF	2,090	5,639	7,729	Monthly	6.27
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	87,629	267,426	355,055	Monthly	3.95
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	797	2,391	3,188	Monthly	17.00
Total							90,516	275,456	365,972

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	665,357	2,486,177	3,151,534	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 06/28/2018	Chile	UF	929,641	-	929,641	Semiannual	2.90
Total							1,594,998	2,486,177	4,081,175

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Non-current loan and financial obligation

As of December 31, 2019:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	16,327	16,330	28,619	61,276	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	8,685,384	-	-	8,685,384	At maturity	2.90
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	10,445,830	-	-	10,445,830	At maturity	3.64
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	39,902,607	-	-	39,902,607	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	4.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,333,334	3,333,334	1,666,667	8,333,335	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	3.83
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	4.68
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,469,892	4,939,784	-	7,409,676	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	922,478	1,844,956	922,478	3,689,912	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	221,062	-	-	221,062	Monthly	4.80
Total							86,996,914	10,134,404	2,617,764	99,749,082

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	182,302	125,892	-	308,194	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	794,931	852,210	15,993,556	17,640,697	Monthly	3.95
Subtotal							977,233	978,102	15,993,556	17,948,891
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	202,592	59,089	-	261,681	Monthly	1.48
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	838,782	603,084	1,839,685	3,281,551	Monthly	4.73
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,255,024	1,121,035	1,903,125	5,279,184	Monthly	1.92
90,413,000-1	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	725,207	154,917	44,034	924,158	Monthly	4.56
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	116,255	-	-	116,255	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	355,915	26,769	-	382,684	Monthly	10.16
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	18,855	-	-	18,855	Monthly	5.95
Subtotal leases by IFRS 16 (**)							4,512,630	1,964,894	3,786,844	10,264,368
Total							5,489,863	2,942,996	19,780,400	28,213,259

(*) The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

(**) The interest rates for IFRS 16 correspond to average rates.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	10,249,998	10,259,097	28,266,218	48,775,313	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	-	-	85,031,634	85,031,634	Semiannual	2.90
Total							10,249,998	10,259,097	113,297,852	133,806,947

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

As of December 31, 2018:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	10,049	11,077	43,764	64,890	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	8,059,332	-	-	8,059,332	At maturity	3.38
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	39,826,440	-	39,826,440	At maturity	4.56
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	18,000	-	-	18,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	-	-	22,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	13,048	-	-	13,048	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	52,210	-	-	52,210	Monthly	5.02
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	27,780	-	-	27,780	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	48,610	-	-	48,610	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,300	-	-	41,300	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	51,671	-	-	51,671	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	92,344	-	-	92,344	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	114,800	-	-	114,800	Monthly	5.16
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	400,000	-	-	400,000	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	520,654	-	-	520,654	Monthly	5.02
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	4.68
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,743,952	1,743,952	3,487,900	6,975,804	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	871,421	-	-	871,421	Monthly	4.80
Total							14,087,671	57,581,469	3,531,664	75,200,804

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	747,756	801,372	15,995,307	17,544,435	Monthly	3.95
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	1,727	-	-	1,727	Monthly	17.00
Total							749,483	801,372	15,995,307	17,546,162

(*)The amount based on the undiscounted contractual flows is found in  Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	9,976,415	9,984,905	32,519,081	52,480,401	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 06/28/2018	Chile	UF	-	-	82,800,902	82,800,902	Semiannual	2.90
Total							9,976,415	9,984,905	115,319,983	135,281,303

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 - Financial instruments.

(*)The amount based on the undiscounted contractual flows is found in  Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

The effective interest rates of bond obligations are as follows:

Bonds Serie H	4.27%
Bonds Serie J	2.89%

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. These obligations classified by currency and interest type (excluding the effect of cross currency interest rate swap agreements) are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	35,640,020	7,629,611	17,333,622	8,070,339
Chilean Pesos	86,598,796	-	65,221,552	-
Argentinean Pesos	2,695,345	4,385,390	3,357,467	505,919
Unidades de Fomento (*)	166,400,723	-	167,823,319	-
Euros	368,815	-	-	-
Unidad indexada (**)	958,466	-	1,308,837	-
Boliviano	11,141,396	-	7,014,539	-
Total	303,803,561	12,015,001	262,059,336	8,576,258

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate us set daily in advance based on changes in the previous month’s inflation rate.

(**) The unidad Indexada (UI) is an Uruguayan inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month’s inflation rate.

The terms and conditions of the main interest accruing obligations as of December 31, 2019, are detailed as follows:

A)      Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)   On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

      This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

      On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

      This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

      This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

-

Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

-	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.
-	Maintain an Equity higher than UF 770,000.

      In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

      As of December 31, 2019, the Subsidiary was in compliance with the financial covenants and specific requirements of this loan.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

b)   On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000, (equivalent to ThCh$ 9,206,290) maturing on October 15, 2019.

      The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

      On October 15, 2019 the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan, by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 10, 2020.

c)    On July 15, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 4,000,000, at a fixed interest rate maturing on July 14, 2020.

The subsidiary amortizes interest and capital monthly until the end of the established term.

d)    On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.    Maintain at the end of each semester an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Consolidated Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees issued by the Company and its subsidiaries that are cautioned by real guarantees, except as noted in the contract. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.    Maintain a Financial Expense Coverage measured at the end of each semester and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA1 and Finance Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

c.    Maintain at the end of each semester, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Finance Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Finance Debt free of lien are defined as the sum of Bank loan, Bonds payable and Lease obligations contained under Note Other financial liabilities.

d.    Maintain at the end of each semester a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

e.    To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.     Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year.

g.    To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

As of December 31, 2019, the Company was in compliance with the financial covenants required for this loan.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

e)    On July 3, 2017, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000, (ThCh$ 6,277,920) at a fixed interest rate, maturing on July 3, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On July 3, 2018, this loan was paid.

f)     On April 23, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000, (ThCh$ 6,277,920) at a fixed interest rate, maturing on April 23, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 23, 2019, this loan was paid.

g)    On April 17, 2018, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 17, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 17, 2019 this loan was paid.

h)    On April 26, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 3,500,000, at a fixed interest rate, maturing on May 25, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

      On May 25, 2018 the loan was renewed, maturing on July 3, 2018.

On July 3, 2018, this loan was paid.

Banco de Chile – Bank Loans

a)    On July 7, 2016, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 7,271,000, at a fixed interest rate, maturing on July 3, 2017.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

This debt was changed to US$ and a fixed interest rate through a currency CLP-US$ and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 – Financial instruments.

On July 3, 2017, this loan was paid.

b)    On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

      On April 20, 2018, the loan was renewed, maturing on July 19, 2018.

      On July 19, 2018, the loan was renewed, maturing on July 19, 2021.

c)    On August 25, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 400,000, at a fixed interest rate, maturing on August 24, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

      On August 24, 2018, the loan was renewed, maturing on August 24, 2020.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Scotiabank Chile – Bank Loans

a)    On June 17, 2015, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 7,871,500, (ThCh$ 6,177,081). It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, maturing on June 18, 2018.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the established term.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 - Risk administration and Note 7 - Financial instruments.

      On June 18, 2018, this loan was paid.

b)    On June 18, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 11,600,000, (ThCh$ 9,102,984). It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, maturing on June 18, 2021.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 – Financial instruments.

c)    On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2017.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 20, 2017 the loan was renewed, maturing on April 22, 2019.

On April 22, 2019, this loan was paid.

d)    On July 3, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 15,000,000, (ThCh$ 11,771,100) at a fixed interest rate, maturing on July 3, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On July 3, 2019, this loan was paid.

e)    On May 23, 2019, Sociedad Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 10,000,000, (ThCh$ 7,847,400) at a fixed interest rate, maturing on May 20, 2020.

      The subsidiary amortizes interest and capital in a single payment at the end of the established term.

f)     On April 17, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 1,000,000 at a fixed interest rate, maturing on April 16, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

g)    On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000 at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Scotiabank Azul Chile (Former Banco BBVA Chile) – Bank Loans

a)   On January 29, 2018, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Azul Chile for a total of ThCh$ 60,000,000, at a fixed interest rate, maturing on May 29, 2018.

      The Company amortizes interest monthly and capital consists in a single payment at the end of the established term.

      On May 29, 2018, the loan was renewed, maturing on July 27, 2018.

      On July 27, 2018, the loan was renewed, maturing on August 24, 2018.

      On August 24, 2018, this loan was paid.

b)   On July 3, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Azul Chile for a total of ThCh$ 4,500,000, at a fixed interest rate, maturing on December 3, 2018.

      The subsidiary amortizes interest and capital in a single payment at the end of the established term.

      On December 3, 2018, this loan was paid.

Banco Consorcio – Bank Loans

a)   On May 17, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Consorcio for a total of ThCh$ 6,000,000, at a fixed interest rate, maturing on July 3, 2018.

      The subsidiary amortizes interest and capital in a single payment at the end of the established term.

      On July 3, 2018, this loan was paid.

Banco Itaú Corpbanca – Bank Loans

a)    On April 23, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 14,000,000, (ThCh$ 910,986,360) at a fixed interest rate, maturing on April 22, 2022.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

b)    On April 22, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Itau Corpbanca for a total of ThCh$ 2,000,000 at a fixed interest rate, maturing on April 21, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

c)    On July 3, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 15,000,000, (ThCh$ 11,771,100) at a fixed interest rate, maturing on July 2, 2020.

      The subsidiary amortizes interest and capital in a single payment at the end of the established term.

d)    On May 10, 2015, the subsidiary Cervecera Guayacán SpA. signed a bank loan with Banco Itaú Corpbanca for a total of UF 3,067, (ThCh$ 86,827) at a fixed interest rate, maturing on May 10, 2030.

      The subsidiary amortizes interest and capital monthly with a first payment on June 10, 2015.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Banco BBVA Francés S.A. – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)    On June 18, 2014, the subsidiary CICSA signed a bank loan with BBVA Bank for a total of 90 million argentinean pesos, maturing on November 18, 2017.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization quarterly.

      On November 18, 2017, this loan was paid.

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)    On December 28, 2012, CICSA signed a bank loan for a total of 140 million of argentinean pesos, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million argentinean pesos and the second on June 28, 2013, for a total of 84 million of Argentinean pesos.

      This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Republic of Argentina, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this. Interest will be paid monthly.

      The subsidiary amortizes capital in 74 consecutive and equal, once the grace period of 10 months from the date of disbursement.

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco del Estado de Chile to Banco de la Nación Argentina (see Note 34 - Contingencies and commitments).

b)    On April 20, 2015, the subsidiary CICSA signed a bank loan for a total of 24 million of argentinean pesos, maturing on April 4, 2018.

      This loan accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 500 basis points and subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this. Interest will be paid monthly.

      The subsidiary amortizes capital in 30 monthly, once the grace period of 6 months from de date of disbursement.

      On April 4, 2018, this loan was paid.

c)   On May 26, 2017, the subsidiary CICSA signed a bank loan for a total of 60 million of argentinean pesos, maturing on May 22, 2018.

This loan accrues a fixed interest at an annual rate of 20%. The subsidiary amortizes monthly interest and capital amortization consists of a single payment at the end of the established term.

      On May 26, 2018, this loan was paid.

Banco de Galicia y Buenos Aires S.A.; Banco Santander Río S.A. – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On April 20, 2015, the subsidiary CICSA signed a syndicated bank loan for a total of 150 million argentinean pesos, maturing on April 20, 2018.

On September 15, 2016 the subsidiary signed an addendum to the original contract in order to increase the loan capital to 183.33 million argentinean pesos, modify the interest rate, the maturity and schedule of repayment of capital and dates of payment, being the new maturity on September 15, 2019.

On July 14, 2017, the subsidiary signed a new addendum to the original contract in order to modify the interest rate to fixed interest at an annual nominal rate of 23%. The rest of the conditions remained unchanged.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The proportional participation of banks lenders is as follows:

(a) Banco de Galicia y Buenos Aires S.A., with 91.66 million argentinean pesos of pro rata participation.

(b)  Banco Santander Río, with 91.66 million argentinean pesos of pro rata participation.

This loan accrues interest at an annual rate fixed of 23% whose payment will make monthly. CICSA amortized capital in 24 consecutive and variable monthly installments once completed the 12-month grace period from the date of signature of the addendum.

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a.    Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted ORBDA2. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b.    Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted ORBDA (as defined in paragraph (a)) and Financial Costs account.

c.    Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Republic of Argentina.

d.    Maintain at the end of each quarter a minimum Equity of 600 million of argentinean pesos.

On September 16, 2019, this loan was paid.

Banco Mercantil Santa Cruz S.A. – Bank loans

a)   On June 26, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 Bolivian, at a fixed interest rate, maturing on May 1, 2027.

The subsidiary amortizes quarterly interest and and capital amortization begins on September 10, 2019 in a quarterly basis.

b)   On December 18, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,860,000 Bolivian, at a fixed interest rate, maturing on December 13, 2018.

      The subsidiary amortizes interest and capital quarterly.

      On September 14, 2018, the loan was paid.

c)   On May 14, 2018, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,860,000 Bolivian, at a fixed interest rate, maturing on May 9, 2019.

      The subsidiary amortizes interest and capital quarterly.

      On September 27, 2018, the loan was paid.

d)   On June 22, 2018, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,180,400 Bolivian, at a fixed interest rate, maturing on December 13, 2019.

      The subsidiary amortizes interest and capital quarterly.

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

      On September 20, 2018, the loan was paid.

e)    On May 31, 2019, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians at a fixed interest rate, maturing on April 8, 2029.

The subsidiary Bebidas Bolivianas BBO S.A. pays quarterly interest and capital amortization will begin on August 18, 2021 also quarterly.

Banco Itaú – Bank loans

a)    On February 20, 2018, the subsidiary Milotur S.A. signed a bank loan with Banco Itaú for a total of UI 15,139,864.80 at a fixed interest rate, maturing on February 20, 2021.

The subsidiary amortizes interest monthly and capital will be payed at the end of the established term.

B)      Lease liabilities

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63, with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

In 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a ThCh$ 2,276,677 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

On February 28, 2018, the Company carries out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 3.95% annual interest and maturity on February 5, 2048.

These Consolidated Financial Statements have modifications according the adoption of IFRS 16 (See Note 4 – Accounting changes). As a consequense of the aforementioned the Company has recognized a financial liability, equivalent to the present value of the associated payments to the operational agreements with an amount over than US$ 5,000 (equivalent to ThCh$ 3,743) and a term over than 12 months.

Below is the detail of future payments and the value lease liabilities, whose analysis is within the scope of IFRS 16 (see Note 4 - Accounting changes):

	As of December 31, 2019
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,393,064	152,297	1,240,767
3 months to 1 year	4,581,643	965,313	3,616,330
Over 1 year to 3 years	6,652,459	1,162,596	5,489,863
Over 3 years to 5 years	4,049,398	1,106,402	2,942,996
Over 5 years	26,579,745	6,799,345	19,780,400
Total	43,256,309	10,185,953	33,070,356

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

	As of December 31, 2018
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	241,724	151,208	90,516
3 months to 1 year	725,183	449,727	275,456
Over 1 year to 3 years	1,911,683	1,162,200	749,483
Over 3 years to 5 years	1,909,956	1,108,584	801,372
Over 5 years	23,078,634	7,083,327	15,995,307
Total	27,867,180	9,955,046	17,912,134

Bonds Payable

Series E Bonds – CCU S.A.

On October 18, 2004, under number 388 the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF 2,000,000 maturing on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie E, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

a.    Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract.  Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Equity.

b.    Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA3 and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

c.    Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Equity.

d.    Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

e.    To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapacá S.A., except in the cases and under the terms established in the agreement.

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

f.     To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

g.    Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

h.    Neither sells nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

On October 8, 2018, the Company redeemed all of the Series E Bonds, before their scheduled maturity, in accordance with the provisions of: the Fifth Clause No. 10 and other applicable terms of the Issuance Contract; General Standard No. 30 of the CMF; and the Securities Market Law. The bonds were redeemed, according to the value of the Unidad de Fomento on the day of the early redemption, at the value equivalent to the unpaid balance of the capital, plus interest accrued and not paid in the period comprised between the day following the expiration date of the last installment of interest paid and the date set for the redemption, amounting to a total of UF 659,199.6 (equivalent to ThCh$ 18,043,633).

Series H Bonds – CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million, with 21 years terms. Emission was placed in the local market on April 2, 2009.  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010, were amended Issue Contract Series H, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.    Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.    Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA4 and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

c.    Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements.

d.    Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

4 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

e.    To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

f.     Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year, except in the cases and under the terms of the contract.

g.    To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

h.    Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

The inflationary risk associated to the interest rate in which this Bond H is exposed, is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 - Financial instruments.

As of December 31, 2019, the Company was in compliance with the financial covenants required for this public issue.

Series J Bonds – CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019 and the capital will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Interim Consolidated Financial Statements and other specific requirements:

a.    Maintain at the end of each quarter a level of consolidated net financial debt, reflected in each of its quarterly Consolidated Financial Statements, not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between / x / the unpaid amount of the "Financial Debt", that is, the sum of the accounts, current and non-current, Bank loans, Obligations with the public and Obligations for financial leases , contained in the Note Other financial liabilities, and / and / the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of / x / Total Equity and / and / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity.

b.    The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA and Financial Expenses. ORBDA5 is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.    Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.    Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

5 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

e.    Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.     Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and / or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and / or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters, hereinafter the "Essential Businesses" ", Equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.    To maintain, directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.    Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract.

As of December 31, 2019, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

D) Reconciliation of liabilities arising from financing activities

	As of December 31, 2018	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Others	As of December 31, 2019
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	38,160,178	(24,502,019)	(12,402,773)	25,347,785	12,639,856	(446,694)	3,651,105	42,447,438
Bond payable	4,081,175	(2,547,487)	(4,734,806)	-	4,758,356	66,887	5,120,614	6,744,739
Lease liabilities (1)	365,972	(6,416,902)	(727,334)	-	1,334,118	1,420,466	8,880,777	4,857,097
Total others financial liabilities current	42,607,325	(33,466,408)	(17,864,913)	25,347,785	18,732,330	1,040,659	17,652,496	54,049,274
Non-current
Bank borrowings	75,200,804	-	-	25,641,701	-	2,557,682	(3,651,105)	99,749,082
Bond payable	135,281,303	-	-	-	-	3,646,258	(5,120,614)	133,806,947
Lease liabilities (1)	17,546,162	-	-	-	-	463,687	10,203,410	28,213,259
Total others financial liabilities non-current	228,028,269	-	-	25,641,701	-	6,667,627	1,431,691	261,769,288
Total Other financial liabilities	270,635,594	(33,466,408)	(17,864,913)	50,989,486	18,732,330	7,708,286	19,084,187	315,818,562

 (1) Includes leases recognized by IFRS 16, See Note 4 - Accounting changes, letter a).

	As of December 31, 2017	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Others	As of December 31, 2018
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	24,623,746	(93,311,712)	(7,329,217)	92,681,410	7,751,402	(2,102,985)	15,847,534	38,160,178
Bond payable	3,306,135	(2,737,203)	(2,911,224)	-	3,882,088	90,527	2,450,852	4,081,175
Financial leases obligations	176,586	(1,071,050)	(1,919)	-	675,796	(56,632)	643,191	365,972
Total others financial liabilities current	28,106,467	(97,119,965)	(10,242,360)	92,681,410	12,309,286	(2,069,090)	18,941,577	42,607,325
Non-current
Bank borrowings	73,886,831	(207,714)	-	8,828,143	-	396,858	(7,703,314)	75,200,804
Bond payable	69,476,612	(16,408,664)	-	82,498,034	-	2,914,363	(3,199,042)	135,281,303
Financial leases obligations	17,638,289	(6,412)	-	-	-	557,476	(643,191)	17,546,162
Total others financial liabilities non-current	161,001,732	(16,622,790)	-	91,326,177	-	3,868,697	(11,545,547)	228,028,269
Total Other financial liabilities	189,108,199	(113,742,755)	(10,242,360)	184,007,587	12,309,286	1,799,607	7,396,030	270,635,594

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

	As of December 31, 2016	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Others	As of December 31, 2017
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	39,079,561	(22,241,073)	(7,146,384)	16,477,169	7,492,719	(3,435,455)	(5,602,791)	24,623,746
Bond payable	3,250,023	-	(3,051,269)	-	3,166,139	52,599	(111,357)	3,306,135
Financial leases obligations	215,950	(1,405,266)	(8,422)	-	1,209,294	948	164,082	176,586
Total others financial liabilities current	42,545,534	(23,646,339)	(10,206,075)	16,477,169	11,868,152	(3,381,908)	(5,550,066)	28,106,467
Non-current
Bank borrowings	29,606,398	(844,687)	-	41,300,000	(306,747)	(1,470,924)	5,602,791	73,886,831
Bond payable	70,836,716	(2,668,458)	-	-	-	1,196,997	111,357	69,476,612
Financial leases obligations	17,500,919	(8,962)	-	-	-	292,593	(146,261)	17,638,289
Total others financial liabilities non-current	117,944,033	(3,522,107)	-	41,300,000	(306,747)	18,666	5,567,887	161,001,732
Total Other financial liabilities	160,489,567	(27,168,446)	(10,206,075)	57,777,169	11,561,405	(3,363,242)	17,821	189,108,199

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 22 Trade and other current payables

Trade and other payables are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	248,608,507	-	247,335,760	-
Notes payable	2,081,089	26,550	3,973,183	12,413
Trade an other current payables	250,689,596	26,550	251,308,943	12,413
Withholdings payable	55,965,962	-	52,071,225	-
Trade accounts payable withholdings	55,965,962	-	52,071,225	-
Total	306,655,558	26,550	303,380,168	12,413

Note 23 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	193,764	367,614	405,069	488,562
Others	2,847,166	164,347	-	6,937,197
Total	3,040,930	531,961	405,069	7,425,759

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2018	1,300,695	289,469	1,590,164
As of December 31, 2018
Incorporated	560,355	6,731,027	7,291,382
Used	(344,749)	-	(344,749)
Released	(102,277)	(11,975)	(114,252)
Conversion effect	(520,393)	(71,324)	(591,717)
Changes	(407,064)	6,647,728	6,240,664
As of December 31, 2018	893,631	6,937,197	7,830,828
As of December 31, 2019
Incorporated	493,097	3,172,465	3,665,562
Used	(461,968)	-	(461,968)
Released	(129,623)	(7,063,046)	(7,192,669)
Conversion effect	(233,759)	(35,103)	(268,862)
Changes	(332,253)	(3,925,684)	(4,257,937)
As of December 31, 2019	561,378	3,011,513	3,572,891

(1)     See Note 34 – Contingencies and commitments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The maturities of provisions at December 31, 2019, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	193,764	2,847,166	3,040,930
Between two and five years	238,429	164,347	402,776
Over five years	129,185	-	129,185
Total	561,378	3,011,513	3,572,891

The maturities of provisions at December 31, 2018, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	405,069	-	405,069
Between two and five years	314,784	6,937,197	7,251,981
Over five years	173,778	-	173,778
Total	893,631	6,937,197	7,830,828

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in Note 34 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 24 Income taxes

Current tax assets

Taxes receivables are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Refundable tax previous year	5,484,216	11,884,421
Taxes under claim (1)	-	968,195
Argentinean tax credits	1,140,073	440,172
Monthly provisions	8,136,478	3,686,905
Payment of absorbed profit provision	4,830	-
Other credits	366,693	322,736
Total	15,132,290	17,302,429

(1)   This item includes claims for refund of first category taxes (Provisional payment of absorbed profit) for an amount of ThCh$ 968,195  as of December 31, 2018, that was presented in April 2014 from the commercial year 2013, which was recovered the second quarter of 2019.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Current tax assets non-current

Taxes receivables are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Taxes under claim (1)	-	1,173,281
Others (2)	2,305,129	97,660
Total	2,305,129	1,270,941

(1)   This item includes claims for refund of first category taxes (Provisional payment of absorbed profit) that was presented in April 2010 from the commercial year 2009.

(2)   Corresponds to the minimum presumed income tax of Argentine subsidiaries, whose recovery period is estimated to be more than one year.

Current tax liabilities

Taxes payable are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Chilean Tax income (expense)	12,928,404	71,587,790
Monthly provisional payments	6,133,335	3,946,196
Chilean direct taxes	165,936	101,474
Other	1,276,699	249,989
Total	20,504,374	75,885,449

Tax expense

The income tax and deferred tax expense for the years ended as of December 31, 2019, 2018 and 2017, are detailed as follows:

	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	(8,160,347)	9,930,675	(500,800)
Prior year adjustments	(1,390,633)	484,985	569,212
Effect of change in tax rates	-	23,903	(50,071)
Tax benefits (loss)	11,804,310	(1,795,446)	611,282
Total deferred tax expense	2,253,330	8,644,117	629,623
Current tax expense	(43,516,068)	(144,929,220)	(47,841,130)
Prior period adjustments	1,286,824	158,286	(1,154,469)
Total expenses (income) for current taxes	(42,229,244)	(144,770,934)	(48,995,599)
(Loss) Income from income tax	(39,975,914)	(136,126,817)	(48,365,976)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	93,416	(16,196)	728
Actuarial gains and losses deriving from defined benefit plans	1,097,001	408,928	(73,169)
Charge to equity	1,190,417	392,732	(72,441)

Effective Rate

The Company’s income tax expense as of December 31, 2019, 2018 and 2017 represents 21.54%, 29.71% and 24.62%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2019		2018		2017
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	185,621,574		458,211,348		196,474,395
Income tax using the statutory rate	(50,117,825)	27.00	(123,717,064)	27.00	(50,100,971)	25.50
Adjustments to reach the effective rate
Tax effect of permanent differences, net	9,105,693	(4.91)	(14,596,485)	3.19	4,071,180	(2.07)
Effect of change in tax rate	-	-	23,903	(0.01)	(50,071)	0.03
Effect of tax rates in Argentina and Uruguay	1,140,027	(0.61)	1,519,558	(0.33)	(1,700,857)	0.86
Prior year adjustments	(103,809)	0.06	643,271	(0.14)	(585,257)	0.30
Income tax, as reported	(39,975,914)	21.54	(136,126,817)	29.71	(48,365,976)	24.62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Deferred taxes assets
Accounts receivable impairment provision	1,216,921	1,406,961
Other non-tax expenses	7,984,991	8,825,378
Benefits to staff	3,785,361	3,468,874
Inventory impairment provision	283,440	352,183
Severance indemnity	8,649,423	6,829,816
Inventory valuation	2,311,192	2,143,768
Intangibles	294,209	241,802
Other assets	22,334,415	14,883,181
Tax loss carryforwards	14,888,509	3,782,552
Subtotal by deferred tax assets	61,748,461	41,934,515
Deferred tax liabilities offset	(7,219,813)	(4,243,427)
Total assets from deferred taxes	54,528,648	37,691,088

Deferred taxes liabilities
Property, plant and equipment depreciation	74,003,316	51,471,109
Agricultural operation expenses	6,123,595	7,150,018
Manufacturing indirect activation costs	5,786,780	5,743,496
Intangibles	17,505,666	16,614,440
Land	25,775,281	25,408,185
Other liabilities	9,607,733	6,356,350
Subtotal by deferred tax liabilities	138,802,371	112,743,598
Deferred tax assets offset	(7,219,813)	(4,243,427)
Total liabilities from deferred taxes	131,582,558	108,500,171
Total	(77,053,910)	(70,809,083)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely. Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2018	(53,998,782)
Deferred taxes related to credited items (charged) directly to equity (1)	(23,732,154)
Deferred taxes from tax loss carry forwards absorption	8,644,117
Conversion effect	(1,036,695)
Deferred taxes against equity	408,928
Deferred taxes from business combinations	(805,010)
Other deferred movements taxes	(289,487)
Changes	(16,810,301)
As of December 31, 2018	(70,809,083)

As of January 1, 2019
Deferred taxes related to credited items (charged) directly to equity	(9,909,958)
Deferred taxes from tax loss carry forwards absorption	2,253,330
Conversion effect	2,461,738
Deferred taxes against equity	1,097,001
Deferred taxes from business combinations	(2,146,938)
Changes	(6,244,827)
As of December 31, 2019	(77,053,910)

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.

On September 29, 2014 Act No. 20,780 was published in Chile, regarding the so called “Tax reform” which introduces amendments, among others, to the Income tax system. The said Act provides that corporations will apply by default the "Partially Integrated System", unless a future Extraordinary Shareholders Meeting agrees to opt for the "Attributed Income Regime”. The Act provides for the "Partially Integrated System" a gradual increase in the First Category Income tax rate, going from 20% to 21% for the business year 2014, to 22.5% for the business year 2015, to 24% for the business year 2016, to 25.5% for the business year 2017 and to 27% starting 2018 business year.

Additionally, in Argentina a Tax Reform No. 27,430 was approved by the government, which, amongst other measures, increases the excise tax on several beverages, including beer from 8% to 14% on the producer price, that applies as of March 1st, 2018, and also gradually reduces for the reporting year 2018 the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as the year 2020). The effects as of December 31st, 2017 were recognized, without affecting significantly the Consolidated Financial Statements. Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the year 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

This law also provides an option to revalue fixed assets excluding vehicles, on their values as of December 31, 2017, and it must be applied to all assets that belong to the same category. This revaluation can then be deducted as depreciation or as a tax cost when the good is sold. In the case of annual recurring depreciation, the remaining useful life of the assets to be re-evaluated can never be less than 5 years. In the case of sale in the first two years, the value of the revaluation to be considered is reduced by 60% (first year) or 30% (second year). These revalued assets will also be updated by inflation beginning from January 2018. In order to qualify for this benefit, a special tax must be paid on the revaluation value for December 31, 2017, with a rate ranging from 8% to 10%, depending on the category to which the revalued asset belongs. The Company has decided to use this option. As a result of the above, the Company has determined to record, in these Consolidated Financial Statements, a Net gain equivalent to ThCh$ 6,821,753.

On December 21, 2019, the law N° 27,541 called the Law of Social Solidarity and Productive Reactivation in the Public Emergency" which modifies some articles of law N° 27,430 was postponed. This change mainly postpones one more year (for the year 2020) the increase of the income tax rate of 30% and the withholding tax rate on dividends of 7%, setting up the income tax rate in 25% and the withholding tax rate in 13% on dividends.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 25 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.
▪

Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of December 31, 2019 and 2018, the total staff benefits recorded in the Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of December 31, 2019		As of December 31, 2018
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	27,356,205	-	31,600,044	-
Employment termination benefits	-	33,571,138	194,119	26,901,088
Total	27,356,205	33,571,138	31,794,163	26,901,088

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Vacation	11,500,170	10,518,298
Bonus and compensation	15,856,035	21,081,746
Total	27,356,205	31,600,044

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds.

The discount rate in Chile was 4,50% (5,69% in 2018) and in Argentina 49,14% (34,62% in 2018).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Current	-	194,119
Non-current	33,571,138	26,901,088
Total	33,571,138	27,095,207

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$
Balance as of January 1, 2018	23,699,115
Current cost of service	2,154,071
Interest cost	1,742,273
Actuarial (Gain) losses	1,322,754
Paid-up benefits	(1,640,831)
Past service cost	306,746
Business combinations (1)	776,718
Conversion effect	(1,281,341)
Others	15,702
Changes	3,396,092
As of December 31, 2018	27,095,207
Current cost of service	2,457,762
Interest cost	1,750,514
Actuarial (Gain) losses	4,086,158
Paid-up benefits	(1,773,734)
Past service cost	930,906
Conversion effect	(787,975)
Others	(187,700)
Changes	6,475,931
As of December 31, 2019	33,571,138

(1)   See Note 15 – Business combinations, letter a).

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Current cost of service	2,457,762	2,154,071	1,942,099
Past service cost	930,906	306,746	604,337
Non-provided paid benefits	3,959,881	6,547,694	6,023,869
Other	70,747	175,005	269,377
Total expense recognized in Consolidated Statement of Income	7,419,296	9,183,516	8,839,682

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018
Mortality table			RV_2014	RV-2014	Gam,83	Gam,83
Annual interest rate			4,50%	5,69%	49,14%	34,62%
Voluntary employee turnover rate			1,9%	1,9%	"ESA 77 Adjusted" - 50%	"ESA 77 Adjusted" - 50%
Company’s needs rotation rate			5,3%	5,3%	"ESA 77 Adjusted" -50%	"ESA 77 Adjusted" - 50%
Salary increase (*)			3,7%	3,7%	45,11%	28,27%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

(*) Average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	2,126,263	1,623,794
1% decrease in the Discount Rate (Loss)	(2,479,498)	(1,880,258)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Salaries	168,117,881	159,246,822	151,944,702
Employees’ short-term benefits	27,469,694	31,528,110	27,588,955
Total expenses for short-term employee benefits	195,587,575	190,774,932	179,533,657
Employments termination benefits	7,419,296	9,183,516	8,839,682
Other staff expense	34,115,503	32,183,184	32,485,170
Total (1)	237,122,374	232,141,632	220,858,509

(1) See Note 29 – Natures of cost and expense.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 26 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Parent dividend provisioned by the board (1)	-	51,730,402
Parent dividend provisioned according to policy	37,358,131	101,714,994
Outstanding parent dividends	948,439	684,158
Subsidiaries dividends according to policy	8,416,207	7,502,145
Total dividends payable	46,722,777	161,631,699
Income received in advance (2)	1,312,595	2,497,811
Others	324,395	426,030
Total	48,359,767	164,555,540
Current	48,359,767	164,555,540
Total	48,359,767	164,555,540

(1)   See Note 1 – Common Shareholders’ Equity, dividends.

(2)   See Note 1 – General information, letter C).

Note 27 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2019, December 31, 2018 and December 31, 2017, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2019 and 2018 and 2017.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the years ended as of December 31,
	2019	2018	2017
Equity holders of the controlling company (ThCh$)	130,141,692	306,890,792	129,607,353
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	352.21	830.55	350.76
Equity holders of the controlling company (ThCh$)	130,141,692	306,890,792	129,607,353
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	352.21	830.55	350.76

As of December 31, 2019, 2018 and 2017, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

In accordance with Circular No 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the year ended December 31, 2019.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2019, 2018 and 2017, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
252	01-06-2017	Interim	66,0000	2016
253	04-26-2017	Final	110,32236	2016
254	01-05-2018	Interim	70,0000	2017
255	04-26-2018	Final	108,88833	2017
256	01-04-2019	Interim	140,0000	2018
257	04-29-2019	Final	358,33030	2018
258	12-26-2019	Interim	75,0000	2019

On December 6, 2017, at the Board  Director Meeting it was agreed to pay the interim Dividend No. 254, amounting to ThCh$ 25,865,201 corresponding to Ch$ 70 per share. This dividend was paid on January 5, 2018.

On April 11, 2018, at the Shareholders’ Meeting it was agreed to pay the final Dividend No. 255, amounting to ThCh$ 40,234,551 corresponding to the 31.04% of Net income attributable to Equity holders of the parent, equivalent to Ch$ 108.88833 per share. This dividend was paid on April 26, 2018.

On December 5, 2018, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 256, amounting to ThCh$ 51,730,402 corresponding to Ch$ 140 per share. This dividend was paid on January 4, 2019.

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A., on April 17, 2019, it was agreed, with charge to the profits of the year 2018, the distribution of a final Dividend No. 257 of Ch$ 358.33030 per share, increasing the amount total to distribute to ThCh$ 132,404,074. This dividend was paid as of April 29, 2019.

On December 4, 2019, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 258, amounting to ThCh$ 27,712,715 corresponding to Ch$ 75 per share. This dividend was paid on December 26, 2019.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	345,986	(93,416)	252,570
Gains (losses) on exchange differences on translation (1)	17,077,670	-	17,077,670
Reserve of Actuarial gains and losses on defined benefit plans	(4,127,305)	1,107,699	(3,019,606)
Total comprehensive income As of December 31, 2019	13,296,351	1,014,283	14,310,634

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	63,008	(16,196)	46,812
Gains (losses) on exchange differences on translation (1)	37,990,079	-	37,990,079
Reserve of Actuarial gains and losses on defined benefit plans	(1,263,781)	339,533	(924,248)
Total comprehensive income As of December 31, 2018	36,789,306	323,337	37,112,643

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(5,661)	728	(4,933)
Conversion differences of subsidiaries abroad (1)	(34,786,480)	-	(34,786,480)
Reserve of Actuarial gains and losses on defined benefit plans	19,669	(47,228)	(27,559)
Total comprehensive income As of December 31, 2017	(34,772,472)	(46,500)	(34,818,972)

(1)   These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive incomes

The movement of comprehensive income and expense is detailed as follows:

a)    As of December 31, 2019:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(70,932,096)	345,986	(4,127,305)	(74,713,415)
Deferred taxes	-	(93,416)	1,107,699	1,014,283
Inflation adjustment of subsidiaries in Argentina	88,009,766	-	-	88,009,766
Total changes in equity	17,077,670	252,570	(3,019,606)	14,310,634
Equity holders of the parent	16,122,893	249,503	(2,887,580)	13,484,816
Non-controlling interests	954,777	3,067	(132,026)	825,818
Total changes in equity	17,077,670	252,570	(3,019,606)	14,310,634

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

b)    As of December 31, 2018:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(55,755,054)	63,008	(1,263,781)	(56,955,827)
Deferred taxes	-	(16,196)	339,533	323,337
Inflation adjustment of subsidiaries in Argentina	93,745,133	-	-	93,745,133
Total changes in equity	37,990,079	46,812	(924,248)	37,112,643
Equity holders of the parent	35,487,433	51,944	(882,063)	34,657,314
Non-controlling interests	2,502,646	(5,132)	(42,185)	2,455,329
Total changes in equity	37,990,079	46,812	(924,248)	37,112,643

c)    As of December 31, 2017:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves
	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(34,786,480)	(5,661)	19,669	(34,772,472)
Deferred taxes	-	728	(47,228)	(46,500)
Total changes in equity	(34,786,480)	(4,933)	(27,559)	(34,818,972)
Equity holders of the parent	(32,982,829)	(10,837)	(32,794)	(33,026,460)
Non-controlling interests	(1,803,651)	5,904	5,235	(1,792,512)
Total changes in equity	(34,786,480)	(4,933)	(27,559)	(34,818,972)

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of December 31, 2019, 2018 and 2017, it amounts to a negative reserve of ThCh$ 101,931,435 ThCh$ 118,054,328 and ThCh$ 153,541,761, respectively.

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2019, 2018 and 2017, it amounts to a positive reserve of ThCh$ 329,691, ThCh$ 80,188 and ThCh$ 28,244  respectively, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: As of December 31, 2019, 2018 and 2017 the amount recorded is a negative reserve of ThCh$  7,728,154, ThCh$ 4,840,574 and ThCh$ 3,958,511, respectively, net of deferred taxes.

Other reserves: As of December 31, 2019, 2018 and 2017 the amount is a negative reserve of ThCh$ 28,172,631, ThCh$ 28,233,512 and ThCh$ 20,603,251, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 (increased for ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter Nª456 (decreased for ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (decreased for ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decreased for ThCh$ 7,801,153).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

-

Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decreased for ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Inversiones S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.

-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decreased for ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).

Note 28 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.    Equity

Equity	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	40,970,994	39,007,270
Bebidas del Paraguay S.A.	18,930,090	18,803,673
Aguas CCU-Nestlé Chile S.A.	26,718,238	24,118,966
Cervecería Kunstmann S.A.	7,221,111	8,118,212
Compañía Pisquera de Chile S.A.	5,368,951	5,109,395
Saenz Briones & Cía. S.A.I.C.	1,164,303	1,179,410
Distribuidora del Paraguay S.A.	4,777,051	4,445,452
Bebidas Bolivianas BBO S.A. (1)	8,579,344	7,075,032
Other	1,142,971	1,131,825
Total	114,873,053	108,989,235

(1)   See Note 15 – Business combinations, letter a).

b.    Result

	For the years ended as of December 31,
Result	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	7,590,887	7,587,140	7,814,358
Viña San Pedro Tarapacá S.A.	3,775,811	2,520,768	6,223,423
Cervecería Kunstmann S.A.	3,111,069	2,772,074	1,979,976
Compañía Pisquera de Chile S.A.	1,283,694	1,154,401	954,046
Saenz Briones & Cía. S.A.I.C.	(69,465)	42,787	33,027
Distribuidora del Paraguay S.A.	324,839	1,431,158	906,728
Bebidas del Paraguay S.A.	221,498	210,568	580,406
Bebidas Bolivianas BBO S.A. (1)	(568,189)	(552,816)	-
Other	(166,176)	27,659	9,102
Total	15,503,968	15,193,739	18,501,066

(1)   See Note 15 – Business combinations, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

c.    The Summarized financial information of non controlling interest is detailed as follows:

	As of December 31, 2019	As of December 31, 2018

	ThCh$	ThCh$
Assets and Liabilities
Current assets	762,824,893	711,482,809
Non-current assets	922,672,059	829,511,196
Current liabilities	438,802,486	399,409,388
Non-current liabilities	207,501,667	149,602,171

Dividends paid	10,969,709	3,212,105

The main significant Non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

	As of December 31, 2019	As of December 31, 2018

Assets and Liabilities

	ThCh$	ThCh$
Assets and Liabilities
Current assets	161,149,880	156,118,074
Non-current assets	219,742,431	185,841,247
Current liabilities	90,203,962	80,877,682
Non-current liabilities	49,601,667	31,550,148

	For the years ended as of December 31,
Result	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Net sales	212,321,758	206,518,731	204,453,782
Net income of year	22,218,101	14,833,018	17,715,119

Dividends paid by Viña San Pedro Tarapacá S.A. amounted to ThCh$ 7,416,023, ThCh$ 9,070,285 and ThCh$ 13,602,317, for the years ended December 31, 2019, 2018 and 2017, respectively.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 29 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

	For the years ended as of December 31,
Costs and expenses by nature	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Direct cost	694,307,741	650,386,343	586,223,676
Personnel expense (1)	237,122,374	232,141,632	220,858,509
Transportation and distribution	245,696,284	243,907,283	235,265,049
Advertising and promotion	117,889,341	118,003,908	129,603,036
Depreciation and amortization	105,020,934	93,289,194	92,199,504
Materials and maintenance	49,356,159	46,610,947	46,172,647
Energy	29,922,632	29,309,465	25,940,847
Leases	12,798,957	17,727,367	15,929,047
Other expenses	122,202,733	111,639,503	117,992,179
Total	1,614,317,155	1,543,015,642	1,470,184,494

(1)   See Note 25 - Employee benefits.

Note 30 Other incomes by function

Other income by function is detailed as follows:

Other incomes by function	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	5,084,269	2,464,820	1,641,317
Rental income	315,325	266,335	535,555
Sale of glass	934,863	731,111	1,334,123
Claims recovery	82,896	831,230	761,290
Advance term license (1)	-	213,400,487	-
Other (1)	16,167,357	10,761,071	2,445,617
Total	22,584,710	228,455,054	6,717,902

(1)     See brands in Note 1 – General information, letter C). Additionally, it is worth mentioning that the payments they have received from ABI are presented in the Consolidated Statement of Cash Flows, in Operating Activities, under the heading "Other charges for operating activities."

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 31 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	4,830,982	5,108,327	(8,010,204)
Marketable securities to fair value	(275,172)	(132,420)	293,413
Bargain purchase gain (2)	3,043,107	-	-
Other	(4,442,118)	(946,280)	-
Total	3,156,799	4,029,627	(7,716,791)

(1)

Under this concept the Company (payment) or received cash flows amounting to ThCh$ 8,184,537 (payment), ThCh$ 7,508,815 (payment) and ThCh$ 11,391,103 received, corresponding to 2019, 2018 and 2017, respectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

(2)	Corresponds to the higher value originated by the business combination explained in Note 1 - General information, letter D) number (9).

Note 32 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2019	2018	2017
	ThCh$	ThCh$	ThCh$
Finance income	13,117,641	15,794,456	5,050,952
Finance costs	(27,720,203)	(23,560,662)	(24,166,313)
Foreign currency exchange differences	(9,054,155)	3,299,657	(2,563,019)
Result as per adjustment units	(8,255,001)	742,041	(110,539)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 33 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	196,369,224	319,014,050
CLP	152,203,454	260,844,976
USD	25,497,806	19,026,630
Euros	2,592,865	954,640
ARS	7,473,053	33,207,046
UYU	1,384,395	548,975
PYG	2,763,191	2,495,748
BOB	3,323,553	1,259,765
Others currencies	1,130,907	676,270
Other financial assets	9,815,358	22,745,469
CLP	1,411,002	1,284,308
USD	8,221,686	20,990,836
Euros	171,824	438,369
Others currencies	10,846	31,956
Other non-financial assets	22,395,591	18,861,414
CLP	14,650,054	14,998,511
UF	435,913	282,494
USD	1,320,765	860,506
Euros	4,785	5,078
ARS	5,434,632	2,061,473
UYU	79,070	72,792
PYG	312,473	434,399
BOB	157,899	146,161
Trade and other current receivables	300,013,940	320,702,339
CLP	181,492,816	191,891,137
UF	1,280,465	1,394,916
USD	35,796,040	34,113,849
Euros	9,709,996	10,152,559
ARS	56,518,792	65,748,507
UYU	4,350,677	5,128,068
PYG	7,183,907	8,588,066
BOB	1,919,063	1,340,388
Others currencies	1,762,184	2,344,849
Accounts receivable from related parties	3,278,685	3,048,841
CLP	3,118,442	2,959,696
UF	82,180	79,231
USD	77,375	9,480
PYG	688	434
Inventories	232,434,461	228,062,237
CLP	183,592,686	181,084,437
USD	-	198,068
ARS	34,513,163	34,392,396
UYU	1,826,086	2,403,427
PYG	8,107,700	7,669,975
BOB	4,394,826	2,313,934
Biological assets	9,459,071	8,489,873
CLP	8,568,831	7,914,384
ARS	890,240	575,489
Current tax assets	15,132,290	17,302,429
CLP	8,908,539	13,262,197
ARS	6,029,315	3,922,627
UYU	194,436	117,605
Non-current assets of disposal groups classified as held for sale	383,138	2,780,607
CLP	-	1,884,958
ARS	383,138	895,649
Total current assets	789,281,758	941,007,259

CLP	553,945,824	676,124,604
UF	1,798,558	1,756,641
USD	70,913,672	75,199,369
Euros	12,479,470	11,550,646
ARS	111,242,333	140,803,187
UYU	7,834,664	8,270,867
PYG	18,367,959	19,188,622
BOB	9,795,341	5,060,248
Others currencies	2,903,937	3,053,075
Total current assets by currencies	789,281,758	941,007,259

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Non-current assets
Other financial assets	4,670,538	3,325,079
UF	4,571,984	3,325,079
Euros	98,554	-
Trade and other non-current receivables	3,224,627	3,363,123
CLP	353,862	88,306
UF	1,962,249	1,283,676
ARS	680,438	1,804,963
PYG	228,078	186,178
Other non-financial assets	7,042,297	5,007,150
CLP	2,887,597	4,278,605
USD	187,185	173,693
ARS	3,953,224	540,495
PYG	14,291	14,357
Accounts receivable from related parties	118,122	190,865
UF	118,122	190,865
Investments accounted for using the equity method	136,098,062	142,017,781
CLP	15,251,038	19,407,798
USD	120,237,275	122,031,829
ARS	609,749	578,154
Intangible assets other than goodwill	125,618,666	118,964,142
CLP	73,452,410	67,739,510
ARS	39,888,291	37,960,927
UYU	2,624,125	2,912,675
PYG	3,686,290	3,848,057
BOB	5,967,550	6,502,973
Goodwill	124,955,438	123,044,901
CLP	77,020,100	76,817,632
ARS	26,020,761	24,871,945
UYU	4,422,841	4,839,916
PYG	5,214,846	5,236,732
BOB	12,276,890	11,278,676
Property, plant and equipment (net)	1,097,534,155	1,021,266,631
CLP	873,378,864	830,151,351
ARS	167,553,390	142,669,147
UYU	15,013,733	14,890,634
PYG	21,686,062	18,030,887
BOB	19,902,106	15,524,612
Investment property	8,313,274	8,715,956
CLP	3,614,497	4,332,690
ARS	4,698,777	4,383,266
Deferred tax assets	54,528,648	37,691,088
CLP	43,093,811	32,989,545
ARS	10,018,983	2,955,530
UYU	273,198	223,831
PYG	47,859	47,456
BOB	1,094,797	1,474,726
Current tax assets non-current	2,305,129	1,270,941
CLP	2,276,104	1,172,749
ARS	29,025	98,192
Total non-current assets	1,564,408,956	1,464,857,657

CLP	1,091,328,283	1,036,978,186
UF	6,652,355	4,799,620
USD	120,424,460	122,205,522
Euros	98,554	-
ARS	253,452,638	215,862,619
UYU	22,333,897	22,867,056
PYG	30,877,426	27,363,667
BOB	39,241,343	34,780,987
Total non-current assets by currencies	1,564,408,956	1,464,857,657

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2019		As of December 31, 2018
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	12,051,690	56,334,038	11,197,060	51,569,886
CLP	2,816,224	27,718,532	1,579,060	19,510,742
UF	1,271,049	8,033,376	1,695,546	13,302,035
USD	594,829	20,040,156	4,509,884	16,667,379
Euros	94,247	92,478	1,153,302	-
ARS	6,887,233	77,247	2,098,712	1,762,947
UI	346,300	372,249	110,633	326,783
BOB	41,808	-	38,735	-
Others currencies	-	-	11,188	-
Trade and other current payables	302,997,598	3,657,960	297,834,912	5,545,256
CLP	174,164,421	1,250,912	177,575,915	1,796,915
USD	44,197,074	1,940,430	43,335,127	2,746,757
Euros	7,212,069	451,610	4,921,252	974,462
ARS	67,565,461	-	63,786,646	612
UYU	2,490,915	-	2,202,163	-
PYG	2,991,595	14,942	2,367,325	26,444
BOB	4,046,335	-	3,302,514	-
Others currencies	329,728	66	343,970	66
Accounts payable to related parties	8,908,578	70,856	6,651,051	285,859
CLP	3,366,289	70,856	4,042,438	-
USD	3,167,473	-	903,988	285,859
Euros	2,172,056	-	1,619,082	-
PYG	11,950	-	11,267	-
BOB	30,565	-	11,879	-
Others currencies	160,245	-	62,397	-
Other current provisions	2,998,462	42,468	271,812	133,257
CLP	2,847,167	42,468	5,380	133,257
ARS	151,295	-	266,432	-
Current tax liabilities	6,759,999	13,744,375	56,895,995	18,989,454
CLP	5,575,556	13,661,546	3,932,875	18,989,454
ARS	882,944	82,829	52,201,867	-
UYU	188,335	-	249,988	-
PYG	113,164	-	511,265	-
Provisions for employee benefits	12,695,440	14,660,765	16,181,182	15,612,981
CLP	6,067,859	14,660,765	5,530,208	15,612,981
ARS	5,703,223	-	9,839,822	-
UYU	393,672	-	383,167	-
PYG	208,769	-	271,167	-
BOB	321,917	-	156,818	-
Other non-financial liabilities	1,311,982	47,047,785	2,479,960	162,075,580
CLP	-	47,047,785	-	162,075,580
USD	1,311,982	-	2,467,789	-
ARS	-	-	12,171	-
Total current liabilities	347,723,749	135,558,247	391,511,972	254,212,273

CLP	194,837,516	104,452,864	192,665,876	218,118,929
UF	1,271,049	8,033,376	1,695,546	13,302,035
USD	49,271,358	21,980,586	51,216,788	19,699,995
Euros	9,478,372	544,088	7,693,636	974,462
ARS	81,190,156	160,076	128,205,650	1,763,559
UYU	3,072,922	-	2,835,318	-
PYG	3,325,478	14,942	3,161,024	26,444
UI	346,300	372,249	110,633	326,783
BOB	4,440,625	-	3,509,946	-
Others currencies	489,973	66	417,555	66
Total current liabilities by currency	347,723,749	135,558,247	391,511,972	254,212,273

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2019			As of December 31, 2018
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	102,736,775	23,336,497	135,696,016	24,970,597	68,367,746	134,846,954
CLP	64,961,148	3,488,251	1,710,701	3,412,966	55,837,517	43,764
UF	13,498,582	12,374,564	131,223,152	10,724,171	10,786,277	131,315,290
USD	20,325,911	629,853	1,839,685	8,059,332	-	-
Euros	202,592	59,089	-	157,028	-	-
ARS	116,255	-	-	1,727	-	-
UI	239,917	-	-	871,421	-	-
BOB	3,392,370	6,784,740	922,478	1,743,952	1,743,952	3,487,900
Trade and other non-current payables	3,430	-	23,120	5,142	-	7,271
CLP	-	-	23,120	-	-	7,271
BOB	3,430	-	-	5,142	-	-
Other non- current provisions	181,318	221,458	129,185	6,970,327	281,654	173,778
CLP	2,752	-	-	6,750,083	-	-
ARS	44,491	221,458	129,185	81,026	281,654	173,778
UYU	134,075	-	-	139,218	-	-
Deferred tax liabilities	34,461,423	14,884,675	82,236,460	23,241,269	14,084,656	71,174,246
CLP	30,680,639	12,364,153	60,223,544	20,302,096	12,761,025	56,936,976
ARS	3,773,135	2,515,423	18,082,144	2,839,763	1,315,431	10,490,282
UYU	-	-	883,439	46,754	-	897,718
PYG	7,649	5,099	459,957	52,656	8,200	422,346
BOB	-	-	2,587,376	-	-	2,426,924
Provisions employee benefits	1,149,024	-	32,422,114	1,258,674	-	25,642,414
CLP	-	-	29,164,931	-	-	22,959,627
ARS	-	-	3,257,183	-	-	2,682,787
PYG	382,348	-	-	391,302	-	-
BOB	766,676	-	-	867,372	-	-
Total non-current liabilities	138,531,970	38,442,630	250,506,895	56,446,009	82,734,056	231,844,663

CLP	95,644,539	15,852,404	91,122,296	30,465,145	68,598,542	79,947,638
UF	13,498,582	12,374,564	131,223,152	10,724,171	10,786,277	131,315,290
USD	20,325,911	629,853	1,839,685	8,059,332	-	-
Euros	202,592	59,089	-	157,028	-	-
ARS	3,933,881	2,736,881	21,468,512	2,922,516	1,597,085	13,346,847
UYU	134,075	-	883,439	185,972	-	897,718
PYG	389,997	5,099	459,957	443,958	8,200	422,346
UI	239,917	-	-	871,421	-	-
BOB	4,162,476	6,784,740	3,509,854	2,616,466	1,743,952	5,914,824
Total non-current liabilities by currency	138,531,970	38,442,630	250,506,895	56,446,009	82,734,056	231,844,663

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Note 34 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations with third parties relating to lease operating and services agreements that cannot be terminated is detailed as follows:

Lease operating and services agreements not to be terminated	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$
Within 1 year	56.054.644	56.311.446
Between 1 and 5 years	54.935.377	59.404.285
Over 5 years	11.824.929	22.661.389
Total (1)	122.814.950	138.377.120

(1)   In 2019 under this disclosure there are commitments related to service contracts, short-term and low-value lease agreements.

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2019 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	238,823,373	15,242,253
Between 1 and 5 years	1,144,214,818	11,727,826
Over 5 years	75,941,390	-
Total	1,458,979,581	26,970,079

Capital investment commitments

As of December 31, 2019, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 44,678,091.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 and US$ 15,000 for cases of foreign subsidiaries. Those losses contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

Trials and claim

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Comercial CCU S.A.	Court of Appeal.	Debt payment lawsuit.	Opposition to execution is pending.	ThCh$ 42,126
Embotelladoras Chilenas Unidas S.A.	Court of Appeal.	Debt payment lawsuit.	Opposition to execution is pending.	ThCh$ 101,377
Compañía Industrial Cervecera S.A. (CICSA)	Labor Court.	Labor trial.	Evidentiary stage.	US$ 15.000
Compañía Industrial Cervecera S.A. (CICSA)	Commercial Court.	Distributor claim for to the termination of distribution agreement.	Evidentiary stage.	US$ 24.000
Compañía Industrial Cervecera S.A. (CICSA)	Labor Court.	Labor trial.	Evidentiary stage.	US$ 37.000
Compañía Industrial Cervecera S.A. (CICSA)	Labor Court.	Labor trial.	Evidentiary stage.	US$ 33.000
Compañía Industrial Cervecera S.A. (CICSA)	Labor Court.	Labor trial.	Evidentiary stage.	US$ 15.000
Compañía Industrial Cervecera S.A. (CICSA)	Labor Court.	Labor trial.	Evidentiary stage.	US$ 35.000
Compañía Industrial Cervecera S.A. (CICSA)	Tax Court.	Several Tax claims.	Evidentiary stage.	US$ 202.000
Sáenz Briones & Cía. S.A.I.C.	Labor Court.	Labor trial.	Evidentiary stage.	US$ 40.000

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2019

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 561,378 and ThCh$ 893,631, as of December 31, 2019 and 2018, respectively (See Note 23 – Other provisions).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 24 – Income Tax.

Guarantees

As of December 31, 2019, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Inversiones II Ltda. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	USD 27.200.000	May 27, 2020
Banco Colpatria	USD 4.000.000	June 21, 2020
Banco Colpatria	USD 13.500.000	September 1, 2020

The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile (CPCh) through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú (BCP)	USD 2.600.000	December 26, 2020

Note 35 Subsequent Events

a)	The Consolidated Financial Statements of CCU S.A., have been approved by the Board of Directors on February 26, 2020.
b)	There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 26, 2020) that could significantly affect their interpretation.

CCU

CCU - Management's Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2019 based on the criteria established in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and, based on such criteria, our management has concluded that, as of December 31, 2019, our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Consultores, Auditores SpA., an independent registered public accounting firm, as stated in their report which appears herein.

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

By: /s/
Chief Executive Officer

/s/
Chief Financial Officer

Dated: February 26, 2020

Distribution:
Investor Relation Manager
PwC Chile
Chief Financial Officer
Legal Affairs Manager

ccu ccu ccu ccu_cl ccu.cl
CHILE • ARGENTINA • BOLIVIA • COLOMBIA • PARAGUAY • PERÚ • URUGUAY

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 18, 2020